Exhibit 99.2
West Fraser Timber Co. Ltd.

Notice of Annual General and
Special Meeting of Shareholders

To Be Held April 22, 2026

Management Information Circular

Your Participation is Important
Please Take the Time to Vote

WHAT’S INSIDE

INVITATION TO SHAREHOLDERS

We will hold the Meeting in Vancouver, B.C. with a live-webcast option for Shareholders to listen in and view the Meeting and ask questions.
March 6, 2026
Dear Shareholder:
You are invited to attend the annual general and special meeting (the “Meeting”) of shareholders (“Shareholders”) of West Fraser Timber Co. Ltd. (the “Company”), which will take place on April 22, 2026 at 11:00 a.m. (Vancouver time) at Suite 1500 - 885 West Georgia Street, Vancouver, B.C. Additionally, through the online meeting platform, Registered Shareholders and proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) will have a live-webcast option at https://meetings.lumiconnect.com/400-015-467-920, password “westfraser2026” (case sensitive) to be able to listen in and view the Meeting and ask questions.
The items of business to be considered at the Meeting are described in the accompanying notice of annual general and special meeting (the “Notice”) and management information circular (the “Circular”).
Your participation and views are very important to us. You are encouraged to vote, which can be done by following the instructions enclosed with these materials. Whether or not you plan to attend the Meeting, please submit your vote as soon as possible to ensure your views are represented at the Meeting. You can vote online or by phone, fax, mail or in person at the Meeting.
At the Meeting, in addition to dealing with the matters described in the Notice, we will review the affairs of the Company. Also, you will have an opportunity to ask questions.
All of our public documents, including the annual report of the Company for the financial year ended December 31, 2025 and quarterly reports, are available on our website at www.westfraser.com. You are encouraged to access our website during the year for continuous disclosure items, including news releases and investor presentations.
We look forward to your participation at the Meeting.
Yours sincerely,
/s/ Sean P. McLaren
Sean P. McLaren
President and Chief Executive Officer

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
We will hold the Meeting in Vancouver, B.C. Additionally, a live-webcast option will be provided for Shareholders to listen in and view the Meeting and ask questions.
The annual general and special meeting (the “Meeting”) of shareholders (“Shareholders”) of West Fraser Timber Co. Ltd. (the “Company”) will be held on April 22, 2026 at 11:00 a.m. (Vancouver time). The Meeting will be held at Suite 1500 - 885 West Georgia Street, Vancouver, B.C. Additionally, through our online meeting platform Registered Shareholders (as defined in the accompanying Circular) and duly appointed proxyholders will have a live-webcast option at https://meetings.lumiconnect.com/400-015-467-920, password “westfraser2026” (case sensitive), where they can listen in and view the Meeting and ask questions. The Meeting will be held, for the following purposes:
1.to receive the consolidated financial statements of the Company for the financial years ended December 31, 2025 and 2024, together with the Auditor’s report on them;
2.to fix the number of Directors at eleven;
3.to elect the Directors to hold office until the close of the next annual meeting of Shareholders;
4.to appoint an auditor of the Company to serve until the close of the next annual meeting of Shareholders and to authorize the Directors to fix the auditor’s remuneration;
5.to consider an advisory (non-binding) resolution on the Company’s approach to executive compensation, as more particularly set out in the section of the accompanying Circular entitled “Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”; and
6.to pass an ordinary resolution approving the reconfirmation and continuation of the Shareholder Rights Plan, without amendment, as more particularly set out in the section of the accompanying Circular entitled "Resolution to Reconfirm and Continue the Shareholder Rights Plan”.
No other matters are contemplated for consideration at the Meeting; however, any permitted amendment to or variation of any matter identified in this Notice of Annual General and Special Meeting of Shareholders (the “Notice”) may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.
A copy of the annual report of the Company for the financial year ended December 31, 2025 (the “Annual Report”) will accompany this Notice for those Shareholders that had requested a copy of the Annual Report. The Annual Report may also be found on our website (www.westfraser.com) and under our profiles on SEDAR+ (System for Electronic Document Analysis and Retrieval) at www.sedarplus.ca and on EDGAR (Electronic Data Gathering, Analysis, and Retrieval system) at www.sec.gov. The Annual Report includes our consolidated financial statements and the Auditor’s report thereon.
Shareholders registered at the close of business on February 27, 2026 will be entitled to receive this Notice and to vote at the Meeting.

INFORMATION ON NOTICE AND ACCESS (You have not been sent a physical copy of the Circular.)
General Information
The Company has prepared this Notice of the Annual General and Special Meeting (the “Notice”) of the Company, which includes Information on Notice and Access, the Circular and a form of proxy relating to the Meeting, and the Circular contains details of the matters to be considered at the Meeting. This Notice has been prepared and mailed to you under the notice and access rules that came into effect on February 11, 2013, pursuant to applicable Canadian securities laws. Notice and access enables issuers to reduce the volume of materials that must be physically mailed to shareholders by posting the information circular and related proxy materials on the Internet. Please call Computershare Investor Services Inc. (“Computershare”) toll-free at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) if you have any questions about notice and access procedures.
How to Access the Circular and Obtain a Physical Copy
The Circular and related proxy materials are available under our profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, and on our website at www.westfraser.com. Shareholders are reminded to review these online materials in connection with the Meeting and before voting. Shareholders may obtain a physical copy of the Circular by: (a) calling the Company’s transfer agent, Computershare, toll free at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International); or (b) emailing a request to Computershare at service@computershare.com. A request for a physical copy of the Circular should be sent sufficiently in advance so that it is received by Computershare by April 4, 2026, in order to allow sufficient time for the Company to mail, and the Shareholder to receive, the physical copy of the Circular and return the completed form of proxy before the Proxy Deadline (defined below).
Forms of Proxy and Voting Instruction Forms (“VIFs”)
Registered Shareholders have received a form of proxy with this Notice. To have proxy votes counted in the voting at the Meeting, the deadline for submitting a completed form of proxy is 11:00 a.m. (Vancouver time) on April 20, 2026 (the “Proxy Deadline”). Please complete, date and sign the form of proxy and deliver it before the Proxy Deadline in accordance with the instructions set out in the form of proxy and in the Circular.
Non-registered Shareholders (as defined in the accompanying Circular) have received a voting instruction form with this Notice. The deadline for returning voting instruction forms is specified within the form itself. Voting instruction forms, whether provided by the Company or an intermediary, should be completed and returned in accordance with the specific instructions, and by the deadline specified, within the form. Please ensure you carefully follow the instructions set out in the voting instruction form, including those specifying to where and when the form is to be returned.

Please review the Circular before completing your form of proxy or voting instruction form, as the Circular contains additional information about each matter to be voted on at the Meeting. The following guide will assist you in locating the relevant disclosure for each matter.

For disclosure about:	Refer to the following section(s) in the Circular
•the fixing of the number of Directors at eleven	“Fixing the Number and Election of Directors”
•the election of Directors	“Information Regarding Nominees for Election as Directors”
•the appointment of the Company’s Auditor	“Appointment of the Auditor”
•the approval of the Company’s approach to executive compensation	“Advisory Resolution on the Company’s Approach to Executive Compensation (Say on Pay)”
•the reconfirmation and continuation of the Company's Shareholder Rights Plan	“Resolution to Reconfirm and Continue the Shareholder Rights Plan”
A Shareholder who is unable to attend the Meeting in person and who wishes to ensure that such Shareholder’s shares are voted must complete, date and sign an acceptable form of proxy or voting instruction form and deliver it in accordance with the instructions set out in the enclosed form of proxy or voting instruction form and in the Circular.
DATED at Vancouver, B.C., March 6, 2026.
BY ORDER OF THE BOARD

/s/ Sean P. McLaren
Sean P. McLaren
President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR
(As of the Record Date, except as otherwise provided)
This Circular is furnished in connection with the solicitation of proxies by the management of West Fraser for use at the Meeting to be held on April 22, 2026 at 11:00 a.m. (Vancouver time) in Vancouver, B.C. (and at any adjournment thereof) for the purposes set out in the attached Notice.
DEFINITIONS
Unless stated otherwise, in this Circular:
“2025 Bonus Plan” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Annual Incentive Bonus Plan”;
“2025 MD&A” means the Management Discussion and Analysis for the year ended December 31, 2025;
“2025 NCIB” has the meaning set out in “Voting Securities and Principal Shareholders – Share Repurchases”;
“2024 NCIB” has the meaning set out in “Voting Securities and Principal Shareholders – Share Repurchases”;
“$” means Canadian dollars;
“Adjusted EBITDA” has the meaning given to such term in the Company's Management's Discussion and Analysis for the applicable period referenced;
“Annual Information Form” means the annual information form of the Company for the financial year ended December 31, 2025;
“Annual Report” means the annual report of the Company for the financial year ended December 31, 2025;
“Articles” means the latest Notice of Articles issued by the British Columbia Registrar of Companies and the corporate Articles of the Company;
“Auditor” means our external auditor, currently PricewaterhouseCoopers LLP;
“B.C.” means British Columbia;
“BCA” means the Business Corporations Act (British Columbia), R.S.B.C. 2002, c.57, as amended;
“Board” or “Board of Directors” means our board of Directors as presently constituted or proposed to be constituted;
“Bonus Plan” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Annual Incentive Bonus Plan”;
“Cash Value Alternative” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Long-Term Incentive Component – Stock Option Plan – Annual Burn Rate”;

“CEO” means our Chief Executive Officer;
“CFO” means our Chief Financial Officer;
“Chair” or “Chair of the Board” has the meaning set out in “Our Corporate Governance Policies and Procedures – Chair of the Board”;
“Circular” means this management information circular;
“Class B Shares” means the Class B Common shares in the capital of West Fraser;
“Closing Price” has the meaning set out in “Information Regarding Nominees for Election as Directors –Director Compensation – Direct and Indirect Share and Other Holdings of Current and Proposed Directors (as at the Record Date)”;
“Code of Conduct” has the meaning set out in “Our Corporate Governance Policies and Procedures – Code of Conduct and Whistleblower Policy”;
“Committees” means the committees of the Board;
“Computershare” means Computershare Investor Services Inc., our transfer agent;
“Corporate Disclosure Policy” has the meaning set out in “Our Corporate Governance Policies and Procedures – Corporate Disclosure Policy”;
“Director” means a director of the Company;
“Disclosure Committee” has the meaning set out in “Our Corporate Governance Policies and Procedures – Corporate Disclosure Policy”;
“DSU Plan” means our Director Deferred Share Unit Plan;
“DS Unit” means a Deferred Share Unit granted under our DSU Plan;
“EDGAR” means the U.S. Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval system;
“Equity Holding Requirements Policy” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Executive Equity Holding Requirements”;
“Exchange Ratio” means the exchange ratio of 0.675 of a Common share for each Norbord Share acquired by the Company in connection with the Norbord Acquisition;
“Governance Committee” means the Governance & Nominating Committee of the Board;
“Governance Policy” has the meaning set out in “Our Corporate Governance Policies and Procedures – Governance Policy”;
“HR&C Committee” means the Human Resources & Compensation Committee of the Board;

“Meeting” means the annual general and special meeting of Shareholders to be held on April 22, 2026 and any adjournment of it;
“NI 52-110” has the meaning set out in “Our Corporate Governance Policies and Procedures – Composition of the Board – Independence”;
“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer;
“Non-registered Shareholder” means any Shareholder who is not a Registered Shareholder;
“Norbord” means Norbord Inc.;
“Norbord Acquisition” means the acquisition by the Company of all of the issued and outstanding Norbord Shares, which occurred on February 1, 2021;
“Norbord DSUs” means the outstanding deferred share units credited under certain Norbord deferred share unit plans, which have been adjusted by the Exchange Ratio and are to be paid out in reference to the Common shares following completion of the Norbord Acquisition;
“Norbord Options” means the outstanding options to purchase Norbord Shares granted under or otherwise subject to certain Norbord stock option plans, which have been exchanged for, or are otherwise characterized as, Replacement Options following completion of the Norbord Acquisition;
“Norbord Shares” means the common shares in the capital of Norbord;
“Notice” means the notice of annual general and special meeting of Shareholders, which accompanies this Circular;
“NYSE” means the New York Stock Exchange;
“Options” means share purchase options granted under the Stock Option Plan;
“Phantom Share Unit Plan” means the plan described as set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Long-Term Incentive Component – Phantom Share Unit Plan”;
“PS Unit” or “PSU” means a performance share unit granted under our Phantom Share Unit Plan;
“Record Date” means February 27, 2026;
“Registered Shareholder” means a Shareholder who is in possession of a physical share certificate registered in their name or who appears as the Registered Shareholder in the records of Computershare;
“Replacement Option Plans” has the meaning set out in “Executive Compensation Discussion & Analysis – Option Grants – Description of Replacement Option Plans”;
“Replacement Options” means the options to purchase Common shares that are held by former holders of Norbord Options following completion of the Norbord Acquisition;

“Rights Plan” has the meaning set out in “Voting and Proxies: Questions and Answers” under the heading “Shareholder Rights Plan”;
“ROCE” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Annual Incentive Bonus Plan”;
“ROSE” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Annual Incentive Bonus Plan”;
“RS Unit” or “RSU” means a restricted share unit granted under our Phantom Share Unit Plan;
“SEC” means the U.S. Securities and Exchange Commission;
“SEDAR+” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Canadian securities regulatory authorities;
“Shareholder” means a holder of any Share or Class B Share, as the context requires;
“Shares” or “Common shares” means the common shares in the capital of West Fraser, as currently constituted and that are currently listed and posted for trading on the TSX and the NYSE under the symbol “WFG”;
“Stock Option Plan” means the West Fraser Timber Co. Ltd. Stock Option Plan, as amended;
“Towers Watson” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation”;
“TSR” has the meaning set out in “Executive Compensation Discussion & Analysis – Report on Executive Compensation – Long-Term Incentive Component – Phantom Share Unit Plan”;
“TSX” means the Toronto Stock Exchange;
“U.S.” means the United States of America, its territories, any State of the United States and the District of Columbia;
“U.S. ESPP” means the United States Employee Stock Purchase Plan;
“VWAP” means Volume Weighted Average Price;
“West Fraser”, “Company”, “we”, “us” or “our” means West Fraser Timber Co. Ltd.; and
“Whistleblower Policy” has the meaning set out in “Our Corporate Governance Policies and Procedures – Code of Conduct and Whistleblower Policy”.

ADDITIONAL INFORMATION REGARDING THE MEETING
We will hold the Meeting in Vancouver, B.C. Additionally, a live-webcast option will be provided to Shareholders to listen in and view the Meeting and ask questions. Shareholders will be able to access the live-webcast at https://meetings.lumiconnect.com/400-015-467-920, password “westfraser2026” (case sensitive), where they can listen in and view the Meeting and ask questions.
Registered Shareholders and duly appointed proxyholders (including Non-registered Shareholders who have duly appointed themselves as proxyholder) will have a live-webcast option where they can listen in and view the Meeting and ask questions, provided they are connected to the Internet and follow the instructions in this Circular. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to use the live-webcast option as guests but will not be able to ask questions.
Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a Non-registered Shareholder who wishes to appoint themselves as their own proxy to use the live webcast) must carefully follow the instructions set out in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with Computershare, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving a 15-digit control number required to ask questions in the Meeting, which would only allow the proxyholder to attend the Meeting as a guest. Guests will only be able to listen to the Meeting but will not be able to ask questions.
Your vote is important. Good corporate governance begins with Shareholder participation. If you cannot attend the Meeting or if you plan to attend but prefer the convenience of voting in advance, we encourage you to exercise your vote using either of the voting methods described below. Please read pages 7 through 14 for answers to commonly asked questions regarding voting and proxies.
How to Vote
You have two ways to vote:
1.you may vote in person at the Meeting; or
2.by submitting your form of proxy or voting instruction form in accordance with the instructions set out therein.
If a Registered Shareholder is a body corporate or association, the form of proxy must be signed by a person duly authorized by that body corporate or association. Completing, signing and returning a form of proxy will not prevent you from attending the Meeting in person. As the Company is relying on notice and access provisions of applicable Canadian securities laws, the Notice and form of proxy is being sent to Registered Shareholders.
How to Ask Questions at the Meeting
Shareholders will have an opportunity to ask questions in person and online (as applicable) by following the procedures set out below.
1.Registered Shareholders and proxyholders (including Non-registered Shareholders who have duly appointed themselves as proxyholder) attending the Meeting in person will have an opportunity to ask questions at the Meeting during the Q&A session.

2.Registered Shareholders and proxyholders (including Non-registered Shareholders who have duly appointed themselves as proxyholder) and are following the Meeting online will have an opportunity to ask questions through the webcast platform. To do so, they will need to obtain a control number by following the instructions provided below. Once they have registered and obtained a control number and are logged into the online platform, they should select the messaging icon and type the question within the chat box at the bottom of the messaging screen. Once satisfied with the question, the Shareholder or proxyholder should click the arrow button to submit the question to the Chair of the Meeting. All submitted questions will be moderated before being sent to the Chair of the Meeting. Questions can be submitted at any time during the Q&A session up until the Chair of the Meeting closes the session.
It is anticipated that Shareholders will have substantially the same opportunity to ask questions online on matters of business during the Meeting as if they attend the Meeting in person.
How Shareholders and appointees can obtain a control number to ask questions during the Meeting
•Registered Shareholders: Registered Shareholders can find their control number on their proxy form.
•Non-registered Shareholders and Appointees: Non-registered Shareholders and duly appointed proxyholders must complete the additional step of registering as a proxyholder by calling Computershare at 1-800-564-6253 (North American toll free) or 1-514-982-7555 (International) by no later than 11:00 a.m. (Vancouver time) on April 20, 2026. Non-registered Shareholders and proxyholders who have not appointed themselves as proxyholder will not receive a control number, which is required to ask questions at the Meeting.
Non-registered Shareholders who have not duly appointed themselves as proxyholder and registered with Computershare will not be able to ask questions at the Meeting but will be able to follow the proceedings as a guest.
Technical Assistance
Shareholders with questions regarding the live-webcast platform or requiring assistance accessing the Meeting website should visit the provider’s website at https://www.lumiglobal.com/lumi-platform/faqs. Furthermore, should a Shareholder wish to speak with a Computershare representative concerning the live-webcast, both a live chat service and a contact ticket system are available through the website above.
If you are accessing the Meeting using the live-webcast, you must remain connected to the Internet at all times during the Meeting in order to listen in, view the Meeting and ask questions. It is your responsibility to ensure Internet connectivity for the duration of the Meeting. Note that if you lose connectivity once the Meeting has commenced, there may be insufficient time to resolve your issue before the Meeting is completed.

FREQUENTLY ASKED QUESTIONS.
Q.    Am I entitled to vote?
A.    Holders of Shares at the close of business on the Record Date of February 27, 2026 and their duly appointed representatives are eligible to vote. Each Share is entitled to one vote.
Q.    How do I vote?
A.    If you are a Registered Shareholder, you may vote your Shares by appointing a proxyholder to attend the Meeting and vote on your behalf. Voting by proxy is the easiest way to vote because you do not have to attend the Meeting. Instead, you appoint the persons named in the form of proxy or another person or entity of your choosing, who need not be a Shareholder, to represent you as a proxyholder and vote your Shares at the Meeting. A proxy will not be valid unless it is dated and signed by the Registered Shareholder or by the Registered Shareholder’s attorney with proof that they are authorized to sign and is completed according to the instructions therein.
There are different ways to submit your voting instructions depending on whether you are a Registered Shareholder or a Non-registered Shareholder. If your Shares are held in an account with a bank, trust company, securities broker, trustee or other intermediary, please refer to “Voting by Non-registered Shareholders”.
See “How to Vote” for further details on how to vote.
Q.    What am I voting on?
A.    You will be asked to vote on the following matters:
•fixing the number of Directors at 11;
•the election of Directors to hold office until the close of the next annual meeting of Shareholders;
•the appointment of PricewaterhouseCoopers LLP as our auditor until the close of the next annual meeting of Shareholders, at a remuneration to be fixed by the Directors;
•the advisory (non-binding) resolution on the Company’s approach to executive compensation; and
•the reconfirmation and continuation of the Company’s Rights Plan.
Q.    What if amendments are made to these matters or if other matters are brought before the Meeting?
A.    If you attend the Meeting and are eligible to vote, you may vote on such matters as you choose.
If you have completed and returned a proxy in the form enclosed, the persons named in it will have discretionary authority with respect to amendments or variations to matters identified in the Notice and to other matters which properly come before the Meeting. If any other matter properly comes before the Meeting, the persons so named will vote on it in accordance with their best judgment. As of the date of this Circular, our management does not know of any such amendment, variation or other matter expected to come before the Meeting.
Q.    Who is soliciting my proxy?
A.    The management of West Fraser is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by Company employees, and the Company bears all associated costs.
This Circular is prepared under the notice and access rules that came into effect on February 11, 2013 pursuant to applicable Canadian securities laws. Accordingly, this Circular is being posted on the Internet instead of being mailed to either Registered Shareholders or Non-registered Shareholders. This Circular and related proxy materials are available under our profiles on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and on our website at www.westfraser.com. Shareholders are reminded to review these materials online in connection with the Meeting and before voting. Shareholders may obtain a physical copy of this Circular by: (a) calling Computershare, toll free at 1‐800‐564‐6253 (North American toll free) or 1‐514‐982‐7555 (International); or (b) emailing a request to Computershare at service@computershare.com. A request for a physical copy of this Circular should be sent sufficiently in advance so that it is received by Computershare by April 3, 2026 in order to allow sufficient time for the Shareholder to receive the physical copy of this Circular and return the proxy by its due date.
Q.    How do I know if I am a “Registered” Shareholder or a “Non-registered” Shareholder?
A.    You may own Shares in one or both of the following ways:
1.If you are in possession of a physical share certificate in your name or you appear as the Registered Shareholder in the records of Computershare, you are a “Registered Shareholder”, and your name and address are known to West Fraser through Computershare.
2.If you own Shares through a bank, trust company, securities broker, trustee or other intermediary, you are a “Non-registered Shareholder” and you will not have a physical share certificate. In this case, you will have an account statement from your bank or broker as evidence of your Share ownership.
Most Shareholders are Non-registered Shareholders. The Shares of Non-registered Shareholders are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds the Shares in a nominee account or in the name of such nominee, or in the name of a clearing agency in which the intermediary is a participant (such as CDS). Intermediaries have obligations to forward Meeting materials to such Non-registered Shareholders unless instructed otherwise by the holder (and as required by regulation in some cases, despite such instructions).
Non-registered Shareholders fall into two categories — those who object to their identity being known to the issuers of the securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. These securityholder materials are being sent to both registered and non-registered owners of securities of the Company. If you are a non-registered owner (a NOBO or an OBO) and the Company or its agent has sent the Meeting materials directly to you, your name, address and information about your holdings of Common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the Common shares on your behalf.

The Company’s OBOs can expect to be contacted by their intermediary. The Company does not intend to pay for intermediaries to deliver the Meeting materials to OBOs and it is the responsibility of such intermediaries to ensure delivery of the Meeting materials to their OBOs.
Q.    Must I use the enclosed form of proxy?
A.    No. If you do not wish to use the enclosed proxy form, you may use any other form of proxy to appoint your proxyholder, although the Articles require that a form of proxy be substantially in the form enclosed.
Q.    Can I appoint someone to vote my Shares other than persons named in the enclosed form of proxy?
A.    Yes. Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a Non-registered Shareholder who wishes to appoint themselves as their own proxy to attend the Meeting) must carefully follow the instructions in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with Computershare, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving a 15-digit control number to ask questions in the Meeting and, consequently such proxyholder will only be able to follow the Meeting as a guest. Guests may only listen to the Meeting but will not be able to ask questions.
Q.    What if my Shares are registered in more than one name or in the name of my company?
A.    If your Shares are registered in more than one name, all those registered must sign the form of proxy. If your Shares are registered in the name of your company or any name other than yours, we may require that you provide documentation that proves you are authorized to sign the form of proxy.
Q.    What if I plan to attend the Meeting and vote at the Meeting?
A.    If you are a Registered Shareholder and plan to attend the Meeting and you wish to vote your Shares at the Meeting, do not complete or return a form of proxy. Your vote will be taken and counted at the Meeting.
If your Shares are not registered in your name, but you wish to attend the Meeting, please see “Voting by Non-registered Shareholders”.
Q.    What happens when I sign and return a form of proxy?
A.    You will have given authority to whomever you have appointed as your proxyholder to vote your Shares at the Meeting in accordance with the voting instructions you provide.
Q.    What do I do with my completed form of proxy?
A.    You must deposit your completed form of proxy (by mail, telephone, fax or online) with Computershare no later than 11:00 a.m. (Vancouver time) on April 20, 2026, or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice. If you hold Shares through an intermediary you should refer to “Voting by Non-registered Shareholders”.
Q.    How will my Shares be voted if my proxy is in the enclosed form with no other person named as proxyholder?
A.    The persons named in it will vote or withhold from voting your Shares in accordance with your instructions. In the absence of such instructions, however, your Shares will be voted FOR fixing the number of Directors at 11, FOR the election of the Directors nominated by management, FOR the appointment of the Auditor, FOR the advisory (non-binding) resolution on the Company’s approach to executive compensation, and FOR the resolution approving the reconfirmation and continuation of the Company’s Rights Plan.
Q.    If I change my mind, can I revoke my proxy once I have given it?
A.    In addition to revocation in any other manner permitted by law, a Registered Shareholder who has completed a form of proxy may revoke it by:
•executing a new form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the Registered Shareholder’s authorized attorney in writing or, if the Registered Shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the form of proxy bearing a later date or notice of revocation to Computershare, or to the Company’s registered office at Royal Centre, Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or
•personally attending the Meeting and voting at the Meeting.
A revocation of a form of proxy will not affect a matter on which a vote is taken before the revocation.
Non-registered Shareholders who wish to change their vote must, within sufficient time in advance of the Meeting, arrange for their respective intermediaries to change their vote.
Q.    What documents are sent to Shareholders?
A.    Registered Shareholders who have provided us with the required request will receive a package of the usual annual corporate documents (our Annual Report, our consolidated financial statements for the years ended December 31, 2025 and 2024 and Auditor’s report and management’s discussion and analysis thereon), along with the Notice and the form of proxy.
Our Circular may be accessed under our profiles on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on our website at www.westfraser.com.
Copies of our Annual Report, including our consolidated financial statements and Auditor’s report and management’s discussion and analysis thereon, are filed with Canadian securities regulators and are available under our profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov, and may also be obtained, without charge, upon request by contacting Anil Aggarwala, Treasurer at (604) 895-2700 or by email at shareholder@westfraser.com.
Q.    Who are our Principal Shareholders?
A.    The Principal Shareholders (persons or companies that beneficially own or exercise control or direction over, directly or indirectly, more than 10% of a class of our outstanding Shares) are set out in this Circular under the heading “Voting Securities and Principal Shareholders”.
Q.    What if I have other questions?
A.    If you have a question regarding the Meeting, please contact our transfer agent as set out below, or the Vice-President, General Counsel of the Company at (604) 895-2700 or by email at shareholder@westfraser.com.
Q.    How can I contact the transfer agent?
A.    You can contact the transfer agent at:
Computershare Investor Services Inc.
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Phone:    1-800-564-6253 (North American toll free) or
514-982-7555 (International).
Fax:    1-888-453-0330 (North America toll free or
416-263-9524 (International)
Online:    www.computershare.com/service
VOTING BY NON-REGISTERED SHAREHOLDERS
Q.    If my Shares are not registered in my name, how do I vote my Shares?
A.    Our share register does not list Non-registered Shareholders. The Shares of Non-registered Shareholders are usually held in the name of an intermediary or a “nominee”, such as a trust company, securities broker or other financial institution. If you are a Non-registered Shareholder, there are two ways that you can vote your Shares:
1.By providing voting instructions to your nominee
Applicable securities laws require institutional nominees to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive, or have already received with these materials, from your nominee, either a voting instruction form or a form of proxy for the number of Shares you hold with that nominee. Every institutional nominee has its own mailing procedures and provides its own signing and return instructions, which you should follow carefully to ensure that your Shares are voted at the Meeting.
As the Company is relying on notice and access provisions of applicable Canadian securities law, the Notice and voting instruction form are being sent to both Non-registered Shareholders and Registered Shareholders.

2.By being appointed as Proxy and attending the Meeting
The Company generally does not have access to the names of its Non-registered Shareholders. Therefore, if you attend the Meeting, the Company will have no record of your shareholdings or of your entitlement to vote unless you have directed your nominee to appoint you as proxyholder.
If you wish to attend the Meeting and vote your Shares, insert your own name in the space provided on the voting instruction form or form of proxy provided by your nominee to appoint yourself as proxyholder. If you are a Non-registered Shareholder and instruct your nominee to appoint yourself as proxyholder, you must follow the additional steps set out above under the headings “Forms of Proxy and Voting Instruction Forms” and “How to Vote – How Shareholders and appointees can obtain a control number to ask questions during the Meeting”.
SHAREHOLDER RIGHTS PLAN

Q. What is the Rights Plan?

A. The Company adopted the shareholder rights plan (the “Rights Plan”) effective April 9, 2020. At the Meeting, you will be asked to consider and, if deemed advisable, pass a resolution, approving the reconfirmation and continuation of the Rights Plan, without amendment. The Rights Plan is an arrangement that gives holders of Common shares of West Fraser, other than a person that acquires above a specified threshold (20% or more) of the Company’s Common shares, the right to acquire additional Common shares of West Fraser at a discounted price in certain circumstances as described below. The Rights Plan encourages fair treatment of West Fraser Shareholders in connection with a take-over bid and protects against “creeping bids” (the accumulation of more than 20% of the Company’s shares through purchases exempt from the formal take-over bid rules). The Rights Plan is not intended as a means to prevent a takeover of the Company, entrench our Management or the Board, or deter fair offers for our Common shares. Page 40 of the Circular, under the heading “Resolution to Reconfirm and Continue the Shareholder Rights Plan”, provides detailed information regarding the Rights Plan.

Q. Why is West Fraser Reconfirming and Continuing the Rights Plan?

A. At a meeting on February 11, 2026, the Board approved, subject to the approval of Shareholders, the reconfirmation and continuation of the Rights Plan on the terms and conditions of the Rights Plan between the Company and Computershare Trust Company of Canada, as Rights Agent. The Rights Plan does not include any substantive change to the Rights outstanding under the original Rights Plan and represents a reconfirmation and continuation of the original Rights Plan, with Computershare as the Rights Agent, without amendment.

The Company believes it is appropriate to reconfirm and continue the Rights Plan to protect Shareholders. In accordance with its terms, the continuation of the Rights Plan must be reconfirmed by Shareholders every three years. The Company adopted the Rights Plan effective April 9, 2020 and it was ratified and approved by the Shareholders at the annual general meeting held on May 26, 2020, and amended, restated and continued at the annual general and special meeting held on April 18, 2023. The Rights Plan has a term of nine years, subject to approval of its continuance by the Shareholders of the Company at the Meeting. Failing reconfirmation and continuation as required under the Rights Plan, the Rights Plan and all outstanding Rights thereunder will terminate at the conclusion of the Meeting.

The basic objectives of the Rights Plan are to:

•help ensure that West Fraser Shareholders are treated fairly in connection with any take-over bid made for the Company;

•provide all West Fraser Shareholders with an equal opportunity to participate in such a take-over bid;
•provide the Board with sufficient time to consider and, if appropriate, to develop alternatives for enhancing shareholder value;
•deter abusive tactics by making them unacceptably expensive to unsolicited bidders;
•encourage prospective acquirors to negotiate with the Board rather than to attempt an unsolicited hostile take-over; and
•prevent “creeping bids” (the accumulation of more than 20% of the Company’s Common shares through purchases exempt from the take-over bid rules) and “hard” lock-up agreements (agreements with an offeror under which existing Shareholders commit to tender their shares to the offeror’s take-over bid which agreements are either irrevocable or revocable but subject to restrictive termination conditions). See page 40 of the Circular, under the heading “Resolution to Reconfirm and Continue the Shareholder Rights Plan”, for further details on “creeping bids” and “hard” lock-up agreements.

Q. Has West Fraser received a take-over offer?

A. No. As at the date hereof, West Fraser is not aware of any pending or threatened take-over bid for the Company and the Rights Plan is not being adopted in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally, but to encourage fair treatment of West Fraser Shareholders in connection with a take-over bid and to protect against creeping bids.

Q. How does the Rights Plan work?

A. The Rights Plan is an agreement granting the holders of Common shares certain rights (the “Rights”) to acquire additional Common shares at a discounted price which they may exercise only upon the occurrence of a specified set of events. The Rights are interests which “attach” to Common shares outstanding on April 9, 2020 and to Common shares issued after that date. The Rights Plan encourages a potential acquiror to proceed either by way of a “Permitted Bid” (described below), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Q. What are the Permitted Bid Requirements?

A. The following is a summary of the primary Permitted Bid requirements:

•the take-over bid must be made to all holders of Common shares other than the offeror;
•the take-over bid must be open to Shareholders for a period of not less than 105 days and the offeror may only take-up and pay for the shares if over 50% of the shares have been tendered to the offer; and
•the take-over offer must also provide that any shares deposited pursuant to the offer may be withdrawn until taken up and paid for.

There are additional requirements that must be met in order for a take-over offer to be a “Permitted Bid” and those requirements are summarized on page 40 of the Circular under the heading “Resolution to Reconfirm and Continue the Shareholder Rights Plan”.

Q. What Rights are outstanding?

A: Effective April 9, 2020, holders of Common shares received one Right per Common share that they owned. The Rights are interests that attach to Common shares. Thus, if the Common shares were sold or purchased, the Rights were sold or purchased with such Common shares. Shareholders did not and will not receive a separate Rights certificate in the mail and will not need to do anything at this time. If the Rights become exercisable, West Fraser’s designated rights agent will forward additional documentation at that time.

Q. Can the Rights be sold?

A. The Rights cannot be sold or conveyed separately from the Common shares to which they relate, unless they become exercisable as described herein. The Rights are interests that attach to Common shares. Thus, if you sell the Common shares, the Rights are sold with the shares.

Q. Has the Board approved the Rights Plan?

A.    Yes. The Board has approved the reconfirmation and continuation of the Rights Plan, without amendment. The Board believes that the Rights Plan is in the best interests of West Fraser and our Shareholders. The Board unanimously recommends that Shareholders vote FOR the resolution to approve the reconfirmation and continuation of the Rights Plan, without amendment. In the opinion of the Board, the Rights Plan is consistent with the current practices of Canadian public companies with respect to shareholder rights plans.

Q. What are Shareholders being asked to approve?

A.    Shareholders will be asked to consider an ordinary resolution approving the reconfirmation and continuation of the Rights Plan. The text of the resolution is included on page 40 of the Circular, under the heading “Resolution to Reconfirm and Continue the Shareholder Rights Plan”. Ratification and approval of the Rights Plan by Shareholders is required by the rules of the TSX. If the resolution is not passed, the Rights Plan will terminate as of the close of the meeting.

Q. Will the issuance of Rights be taxable?

A.    The Company considers that the Rights have negligible value when issued, and the issuance of the Rights is not expected to be taxable to holders of Common shares.

Q. Do other companies have shareholder rights plans?

A. Rights plans have been adopted and their continuation reconfirmed by a large number of publicly held companies in Canada. The Management of the Company has reviewed the Rights Plan for conformity with current practices of Company’s peers and other dual-listed Canadian issuers with respect to shareholder rights plan design and has confirmed to the Board that the terms of the Rights Plan are substantially similar to those plans. Based on this review, the Board has determined that it is advisable and in the best interests of the Company and its Shareholders that the Company continue to have in place a shareholder rights plan in the form of the Rights Plan.

BUSINESS TO BE TRANSACTED AT THE MEETING
(See Notice of Annual Meeting of Shareholders)
1)Presentation of Financial Statements
The consolidated financial statements of the Company for the financial years ended December 31, 2025 and 2024 and the Auditor’s report thereon will be submitted to Shareholders at the Meeting, but no vote with respect to them is required or proposed to be taken. The consolidated financial statements are included in our Annual Report which is being mailed to those Shareholders who have provided us with the required request.
2)Fixing the Number and Election of Directors
Management is seeking approval to fix the number of Directors at 11. Currently, there are 12 Directors of the Board of Directors, but Ms. Janice Rennie has indicated she does not intend to stand for re-election at the Meeting.
The table of nominees on the following pages sets out the name, background and experience of each person proposed to be nominated for election as a Director, as well as other relevant information. Management of the Company recommends the election of the 11 nominees set out in the table of nominees to fill the 11 positions as Directors. The term of office of each current Director will expire at the conclusion of the Meeting. Each Director elected at the Meeting will hold office until the conclusion of the next annual meeting of Shareholders at which a successor Director is elected, unless the Director’s office is earlier vacated in accordance with the Articles or the provisions of the BCA.
The Board of Directors has adopted a majority voting policy, which is described under the heading “Majority Voting Policy”, relating to the election of Directors.
On February 13, 2014, the Board adopted an advance notice policy setting out requirements for Director nominations and elections. On April 29, 2014, our Shareholders approved a special resolution to amend the Articles to include this advance notice requirement, which is described under the heading “Advance Notice Policy”.
The Board of Directors may fill vacancies on the Board resulting from the death, resignation or retirement of Directors. In addition, between successive annual meetings of Shareholders, the Board has the power and authority and may appoint one or more additional directors, but not more than one-third the number of Directors elected or appointed at the last meeting and to hold office until not later than the next annual meeting of Shareholders.
3)Appointment of Auditor
The Auditor is to be appointed to serve until the close of the next annual meeting of Shareholders, and the Directors are to be authorized to fix the Auditor’s remuneration.
The Board of Directors and management of the Company, on the advice of the Audit Committee of the Board, recommend that PricewaterhouseCoopers LLP, Vancouver, Canada, be appointed as Auditor, at a remuneration to be fixed by the Board of Directors.

4)Advisory Resolution on our Approach to Executive Compensation (Say on Pay)
Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve (on an advisory basis), by way of ordinary resolution, the Company’s approach to executive compensation.
5) Resolution to Reconfirm and Continue the Shareholder Rights Plan
At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve, by way of ordinary resolution, the reconfirmation and continuation of the Rights Plan. The Company adopted the Rights Plan effective April 9, 2020 and it was ratified and approved by the Shareholders at the annual general meeting held on May 26, 2020, and amended, restated and continued at the annual general and special meeting held on April 18, 2023. The Rights Plan has a term of nine years, subject to approval of its continuance by the Shareholders of the Company at the Meeting. Failing approval of the reconfirmation and continuation as required under its terms, the Rights Plan and all outstanding Rights thereunder will terminate at the conclusion of the Meeting.
The Rights Plan is an arrangement that gives holders of Common shares, other than a person that acquires above a specified threshold (20% or more) of the Common shares, the right to acquire additional Common shares at a discounted price in certain circumstances as described herein. The Rights Plan encourages the fair treatment of our Shareholders in connection with a take-over bid and protects against “creeping bids” (the accumulation of more than 20% of the Company’s Common shares through purchases exempt from the formal take-over bid rules).
Page 40 of the Circular, under the heading “Resolution to Reconfirm and Continue the Shareholder Rights Plan” provides detailed information regarding the Rights Plan.
INFORMATION REGARDING NOMINEES FOR ELECTION AS DIRECTORS
The following table sets out the name of each person nominated by management for election as a Director, as well as the date that person first became a Director, their age, residence, position in the Company, independence status, principal occupation, background, experience, committee memberships, attendance records and their voting results at the last annual meeting of Shareholders. Additional information concerning compensation and security holdings of such persons is provided elsewhere in the Circular, including in “Direct and Indirect Share and Other Holdings of Current and Proposed Directors.” All of our Directors elected at our last annual meeting of Shareholders are standing for re-election except for Janice Rennie who has indicated she will retire from the Board at the end of the Meeting.
Unless otherwise indicated, each nominee has held the same or similar principal occupation with the organization set out below, or a predecessor of that organization, for the last five years. The information as to principal occupation and securities beneficially owned or controlled by each nominee has been furnished by the nominee and is not within the knowledge of our management.

HENRY H. (HANK) KETCHAM Director since September 16, 1985 Age: 76 Place of Residence: Vancouver, B.C., Canada Independent
Hank Ketcham is the Chair of the Board. Mr. Ketcham was our President until April 2012 and retired from the position of CEO effective March 1, 2013 when his title as Chair of our Board was re-designated as Executive Chair. Effective April 19, 2016, he became our Chair of the Board. He is also a director and minority shareholder of Ketcham Investments, Inc., which owns 3,147,628 Common shares and 1,743,228 Class B Shares of the Company. See “Voting Securities and Principal Shareholders” for a description of such shareholdings. Mr. Ketcham has been actively involved with the Company since 1973. He was formerly a director of The Toronto-Dominion Bank.

	Key Areas of Expertise and Experience:
	Strategic Leadership		Geographic Expertise
	Senior Executive		Government & Stakeholder Relations
	Industry Experience

	Board and Committee memberships and attendance record in 2025:
			Attendance	% Overall
	Board		6 of 6	100

	Voting results of 2025 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	52,742,263	5,609,861	90.39%

	Current Other Public Board Memberships:
	None

	Past Public Board Memberships (2021-2025):
	None

	Securities held and total market value as at the Record Date:

	Shares[1]		395,896
	Options		Nil
	DS Units		4,271
	Total market value of securities		$36,239,124
	Meets share ownership target as of December 31, 2025		Yes
	1.Includes Common shares and Class B shares

DOYLE N. BENEBY Director since April 18, 2023 Age: 66 Place of Residence: West Palm Beach, Florida, USA Independent
Doyle Beneby is a Corporate Director. From November 2018 to October 2022, he served as Chief Executive Officer of Midland Cogeneration Venture. Prior to that, he had been self-employed as a Corporate Director since May 2016. He was formerly the CEO of New Generation Power International, an international independent renewable energy company, from October 2015 to May 2016. Prior to joining New Generation Power International, he was the President and CEO of CPS Energy, the largest municipally-owned gas and electric utility in the U.S., a position he held since August 2010. Mr. Beneby has over 35 years' experience in various aspects of the electrical power industry. Prior to joining CPS Energy, Mr. Beneby served at Exelon Corporation from 2003 to 2010 in various roles, most recently, as Senior Vice-President of Exelon Power and President of Exelon Corporation from 2009 to 2010. From 2008 to 2009, he served as Vice-President, Generation Operations for Exelon Corporation, and prior to that and from 2005 to 2008, he served as Vice-President, Electric Operations for PECO, a subsidiary of Exelon Corporation. Mr. Beneby holds a Master of Business Administration from the University of Miami, and a Bachelor of Science from Montana Technical College. In 2021, Mr. Beneby was recognized as one of the Most Influential Black Corporate Directors by Savoy Magazine. Mr. Beneby is a member of the Audit Committee and the Health, Safety and Environment Committee.

	Key Areas of Expertise and Experience:
	Strategic Leadership		Geographic Expertise
	Senior Executive		Environment, Health & Safety
	Human Resources & Compensation		Risk Management

	Board and Committee memberships and attendance record in 2025:
			Attendance	% Overall
	Board		5 of 6	83
	Audit		4 of 4	100
	Health, Safety & Environment		2 of 3	67

	Voting results of 2025 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	56,175,632	2,176,492	96.27%

	Current Other Public Board Memberships:
	Quanta Services		Korn Ferry International

	Northland Power Inc.

	Past Public Board Memberships (2021-2025):
	Capital Power Corporation

	Securities held and total market value as at the Record Date:

	Shares		3,223
	DS Units		3,655
	Total market value of securities		$622,872
	Meets share ownership target as of December 31, 2025[1]		Yes

1.Mr. Beneby was elected a Director at the April 18, 2023 annual and special meeting of Shareholders and is permitted to meet the minimum shareholding requirement within five years of his appointment. West Fraser’s Equity Holdings Requirements Policy enables a director to meet the minimum holdings threshold by using in respect of DSUs the greater of: (i) their original cost or grant date value, and (ii) the closing price on December 31 of the most recently completed financial year. Mr. Beneby’s original cost of Shares exceed the TSX closing price of his Shares on December 31, 2025 and on this basis his value exceeds the minimum holdings threshold.

ERIC L. BUTLER Director since May 15, 2023 Age: 65 Place of Residence: Omaha, Nebraska, USA Independent
Eric Butler is a Corporate Director. Following his retirement from a 32-year career with Union Pacific, one of the largest freight rail providers in North America, he is the President and CEO of Aswani-Butler Investment Associates, a private equity firm. Currently, he is a member of the Board of Directors of NiSource Inc., and the Eastman Chemical Company and has served in the past in a number of appointments, including as the former Chair of the Board of the Federal Reserve Bank of Kansas City – Omaha Branch. Mr. Butler retired from Union Pacific in 2017 as Executive Vice President and Chief Administrative Officer, after a career which saw him lead a wide variety of company functions and initiatives, including marketing and sales, purchasing and supply chain, financial planning and analysis, strategic planning, human resources, industrial engineering and transportation. Having studied at the Carnegie Mellon University, Mr. Butler holds both a Bachelor of Science degree in Mechanical Engineering and a Master of Science degree in Industrial Administration from the university. Mr. Butler is a member of the Human Resources & Compensation Committee and a former member of the Audit Committee.

	Key Areas of Expertise and Experience:
	Senior Executive		Strategic Leadership
	Financial Literacy		Geographic Expertise
	Human Resources & Compensation		Risk Management

	Board and Committee memberships and attendance record in 2025:
			Attendance	% Overall
	Board		6 of 6	100
	Audit		2 of 2[1]	100
	Human Resources & Compensation		3 of 3	100

	1.Mr. Butler ceased to be a member of the Audit Committee on April 23, 2025.

	Voting results of 2025 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	58,297,503	54,621	99.91%

	Current Other Public Board Memberships:
	Eastman Chemical Company		NiSource Inc.

	Past Public Board Memberships (2021-2025):
	None

	Securities held and total market value as at the Record Date:

	Shares		5,000
	DS Units		2,968
	Total market value of securities		$721,582
	Meets share ownership target as of December 31, 2025		Yes

REID E. CARTER Director since April 19, 2016 Age: 69 Place of Residence: West Vancouver, B.C., Canada Independent
Reid E. Carter is a Corporate Director. From 2003 to the end of 2018, Mr. Carter was a Managing Partner at Brookfield Asset Management, Inc., a global asset manager, and was President of Brookfield Timberlands Management LP. In this role, Mr. Carter led the acquisition of approximately 3.5 million acres of private timberlands throughout North America and Brazil as well as the teams responsible for all growth and operations aspects of these businesses. From 2010 to 2015, Mr. Carter also served as President and Chief Executive Officer, and until May 2021 as a director, of Acadian Timber Corp. and, from 2006 to 2010, as President and Chief Executive Officer of its predecessor, Acadian Timber Income Fund, which is listed on the TSX. He served as National Bank Financial’s Paper and Forest Products Analyst between 1996 and 2003. Between 1990 and 1996 he served as a resource analyst with TimberWest Forest Corp. Mr. Carter served as a director of Enercare Inc. until the end of 2019. Mr. Carter holds a combined undergraduate degree in Forestry and Biology and a master’s degree in Forest Soils, both from the University of British Columbia. Mr. Carter is the Chair of the Governance & Nominating Committee and a member of the Audit Committee.

	Key Areas of Expertise and Experience:
	Senior Executive		Geographic Expertise
	Financial Literacy		Technology
	Industry Experience

	Board and Committee memberships and attendance record in 2025:
			Attendance	% Overall
	Board		6 of 6	100
	Audit		4 of 4	100
	Governance & Nominating		4 of 4	100

	Voting results of 2025 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	57,416,618	935,506	98.40%

	Current Other Public Board Memberships:
	None

	Past Public Board Memberships (2021-2025):
	Enercare Inc.		Acadian Timber Corp.

	Securities held and total market value as at the Record Date:

	Shares		3,000
	DS Units		17,385
	Total market value of securities		$1,846,066
	Meets share ownership target as of December 31, 2025		Yes

JOHN N. FLOREN Director since April 19, 2016 Age: 67 Place of Residence: Oakville, Ontario, Canada Independent
John N. Floren is the former President and Chief Executive Officer of Methanex Corporation and prior to that appointment he held the position Senior Vice-President, Global Marketing and Logistics of Methanex. He was an employee of Methanex for approximately 22 years and has worked in the chemical industry for over 37 years. Mr. Floren holds a Bachelor of Arts in Economics from the University of Manitoba. He also attended the Harvard Business School’s Program for Management Development and has attended the International Executive Program at INSEAD. He also completed the Directors Education Program at the Institute of Corporate Directors. He has been a member of the Board of Directors of Imperial Oil Limited since 2023. Mr. Floren is the Chair of the Health, Safety & Environment Committee and a member of the Human Resources & Compensation Committee and the Governance & Nominating Committee.

	Key Areas of Expertise and Experience:
	Strategic Leadership		Environment, Health & Safety
	Senior Executive		Sustainability, Climate Change & Social Responsibility
	Risk Management

	Board and Committee memberships and attendance record in 2025:
			Attendance	% Overall
	Board		6 of 6	100
	Human Resources & Compensation		3 of 3	100
	Health, Safety & Environment		3 of 3	100
	Governance & Nominating		4 of 4	100

	Voting results of 2025 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	57,749,539	602,584	98.97%

	Current Other Public Board Memberships:
	Imperial Oil Limited

	Past Public Board Memberships (2021-2025):[1]
	Methanex Corporation

	Securities held and total market value as at the Record Date:

	Shares		Nil
	DS Units		13,070
	Total market value of securities		$1,183,619
	Meets share ownership target as of December 31, 2025		Yes
	1.Mr. Floren retired as a director of Methanex Corporation on December 31, 2022.

ELLIS KETCHAM JOHNSON Director since April 20, 2021 Age: 62 Place of Residence: Greenwich, Connecticut, USA Independent
Ellis Ketcham Johnson is currently the President of a private philanthropic foundation and a member of the Parents Leadership Council of Georgetown University. She previously worked at IMAX Corporation in Canada. Ms. Johnson completed her undergraduate degree at Lewis and Clark College and received a graduate degree from Yale University. She recently completed a Directorship Program with an emphasis on Board Governance. Ms. Johnson is a member of the Governance & Nominating Committee and a former member of the Audit Committee.

	Key Areas of Expertise and Experience:
	Government & Stakeholder Relations		Environment, Health & Safety
	Sustainability, Climate Change & Social Responsibility		Human Resources & Compensation
	Financial Literacy

	Board and Committee memberships and attendance record in 2025:
			Attendance	% Overall
	Board		6 of 6	100
	Governance & Nominating		4 of 4	100

	Voting results of 2025 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	57,688,916	663,207	98.86%

	Current Other Public Board Memberships:
	None

	Past Public Board Memberships (2021-2025):
	None

	Securities held and total market value as at the Record Date:

	Shares		1,004,990
	DS Units		Nil
	Total market value of securities		$91,011,894
	Meets share ownership target as of December 31, 2025		Yes

BRIAN G. KENNING Director since April 19, 2017 Age: 76 Place of Residence: Vancouver, B.C., Canada Independent
Brian G. Kenning is a Corporate Director. He was a Managing Partner of Brookfield Asset Management Inc., a company involved in the real estate, asset management and power generation sectors, from 1995 to 2005. From 1988 to 2005, Mr. Kenning was also Chairman and Managing Partner of B.C. Pacific Capital Corporation, an affiliate of Brookfield Asset Management Inc., active in merchant banking and investing. Mr. Kenning has served as director of a number of public and private corporations over the years. He served as a director of British Columbia Ferry Services Inc. until May 2019, and as a director of Maxar Technologies Ltd. from 2003 to 2019. He is currently an independent trustee at Connor Clark & Lunn Infrastructure. In addition, Mr. Kenning is a past Governor of the B.C. Business Council and a past Director of the B.C. chapter of the Institute of Corporate Directors. Mr. Kenning graduated from Queen’s University with an MBA in 1973. Mr. Kenning is the Chair of the Human Resources & Compensation Committee and a member of the Governance & Nominating Committee.

	Key Areas of Expertise and Experience:
	Financial Literacy		Human Resources & Compensation
	Risk Management		Board Experience
	Capital Markets

	Board and Committee memberships and attendance record in 2025:
			Attendance	% Overall
	Board		6 of 6	100
	Human Resources & Compensation		3 of 3	100
	Governance & Nominating		4 of 4	100

	Voting results of 2025 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	56,429,554	1,922,569	96.71%

	Current Other Public Board Memberships:
	None

	Past Public Board Memberships (2021-2025):
	Maxar Technologies Ltd.

	Securities held and total market value as at the Record Date:

	Shares		1,000
	DS Units		9,821
	Total market value of securities		$979,950
	Meets share ownership target as of December 31, 2025		Yes

MARIAN LAWSON Director since February 1, 2021 Age: 70 Place of Residence: Toronto, Ontario, Canada Independent
Marian Lawson retired from Scotiabank in 2018, with over 30 years of experience in banking and capital markets. Ms. Lawson served as a director of Norbord from May 6, 2020 until her resignation and was appointed to the Board of West Fraser on February 1, 2021 in connection with the Norbord Acquisition. During her tenure, Ms. Lawson held numerous senior roles at Scotiabank including Executive Vice-President, Global Head, Financial Institutions and Transaction Banking, Deputy Head of Corporate Banking, Managing Director, Capital Markets, and Vice President, Internal Audit. The majority of her roles involved assisting management teams in the execution of their strategies, which included acquisitions, expansions, divestitures, refinancings and restructurings. In addition, during the latter part of her career, Ms. Lawson successfully expanded and restructured several businesses. In 2016, Ms. Lawson received the Women in Capital Markets Award for Leadership and the Women’s Executive Network, Top 100 Corporate Executive Award. Ms. Lawson holds a BA in Economics from York University, an MBA (Finance) from McMaster University, and an ICD.D designation. Ms. Lawson is a director of Canadian Tire Bank (2018 to present), a member of the Audit Committee, and was a board member of 1832 Asset Management LP, a wealth management subsidiary of Scotiabank, from 2016 to 2018. Ms. Lawson is a member of the Human Resources & Compensation Committee and the Health, Safety & Environment Committee.

	Key Areas of Expertise and Experience:
	Strategic Leadership		Capital Markets
	Financial Literacy		Board Experience
	Risk Management		Human Resources & Compensation

	Board and Committee memberships and attendance record in 2025:
			Attendance	% Overall
	Board		6 of 6	100
	Human Resources & Compensation		3 of 3	100
	Health, Safety & Environment		3 of 3	100

	Voting results of 2025 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	58,292,363	59,761	99.90%

	Current Other Public Board Memberships:
	None

	Past Public Board Memberships (2021-2025):
	Norbord Inc.

	Securities held and total market value as at the Record Date:

	Shares		Nil
	DS Units		8,185
	Total market value of securities		$741,234
	Meets share ownership target as of December 31, 2025		Yes

SEAN P. MCLAREN Director since: January 1, 2024 Age: 57 Place of Residence: Collierville, Tennessee, USA Non-Independent
Sean McLaren became our President and Chief Executive Officer on January 1, 2024, following the retirement of Ray Ferris. Mr. McLaren began his career with West Fraser in 2005, as General Manager of the Williams Lake Sawmill, when West Fraser acquired Weldwood. He was Chief Operating Officer from December 7, 2021 to December 31, 2023. Prior thereto, he was President, Solid Wood. Previous roles at West Fraser include Vice-President, U.S. Lumber in February 2016 and Vice-President, U.S. Lumber Operations in October 2010. Mr. McLaren holds a Master of Business Administration from the University of Calgary and is a Chartered Professional Accountant in British Columbia.

	Key Areas of Expertise and Experience:
	Strategic Leadership		Financial Literacy
	Senior Executive
	Industry Experience

	Board and Committee memberships and attendance record in 2025:
			Attendance	% Overall
	Board		6 of 6	100

	Voting results of 2025 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	58,325,333	39,162	99.93%

	Current Other Public Board Memberships:
	None

	Past Public Board Memberships (2021-2025):
	None

	Securities held and total market value as at the Record Date:

	Shares[1]		27,815
	Options		157,588
	DS Units		Nil
	PS Units		64,098
	RS Units		7,588
	Total market value of securities[2]		$3,206,096
	Meets share ownership target as of December 31, 2025		Yes

1.Mr. McLaren also holds Options and Units as described in the Summary Compensation Table and under the heading Summary of Outstanding Options and the heading RS Units and PS Units.
2.Reflects market value of Shares and RS Units as at the Record Date.

COLLEEN M. MCMORROW Director since February 1, 2021 Age: 69 Place of Residence: Oakville, Ontario, Canada Independent
Colleen M. McMorrow earned a Bachelor of Commerce Degree and a Graduate Diploma in Accountancy, both from the John Molson School of Business, Concordia University. She is a Fellow Certified Public Accountant, Fellow Chartered Accountant and has received the Certified Director designation (ICD.D) from the Institute of Corporate Directors. Ms. McMorrow served as a director of Norbord from May 6, 2020 until her resignation and was appointed to the Board of West Fraser on February 1, 2021 in connection with the Norbord Acquisition. Ms. McMorrow was also a senior client assurance partner with Ernst & Young LLP (EY), a global professional services firm, until her retirement in June 2016. She has more than 35 years of experience in advising audit committees and senior management of public and private global companies on business assurance, financial reporting, enterprise risk management, and capital markets transactions. She is a qualified financial expert. In addition to her client serving role, Ms. McMorrow held a number of leadership roles at EY and, from 2009 to 2016, she was the National Director in Canada of EY’s signature Entrepreneur of the Year awards program and served as the firm’s Growth Markets Leader (high-growth entrepreneurial companies), Office Managing Partner, Assurance Managing Partner, Industry Sector Leader (Technology, Communications and Entertainment) and was a member of the Canadian firm's Partnership Board and Chair of the Nominating Committee. She is currently a director of Exco Technologies Limited, which is listed on the TSX (see “Our Corporate Governance Policies and Procedures – Serving on Other Boards”). Ms. McMorrow was formerly a director of Ether Capital Corporation from April 2018 until June 2024 when it was converted to an Exchange Traded Fund. She has also been a member of the board of the Investment Management Corporation of Ontario since 2016 until her term ended in June 2025, and of Plan International Canada Inc. from 2015 until December 2025. Ms. McMorrow is a member of the Audit Committee and the Health, Safety & Environment Committee.

	Key Areas of Expertise and Experience:
	Financial Literacy		Human Resources & Compensation
	Risk Management		Technology
	Board Experience		Environmental, Health & Safety
	Geographic Expertise

	Board and Committee memberships and attendance record in 2025:
			Attendance	% Overall
	Board		6 of 6	100
	Audit		4 of 4	100
	Health, Safety & Environment		3 of 3	100

	Voting results of 2025 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	58,312,962	39,162	99.93%

	Current Other Public Board Memberships:
	Exco Technologies Limited

	Past Public Board Memberships (2021-2025):
	Norbord Inc.		Ether Capital Corporation

	Securities held and total market value as at the Record Date:

	Shares		Nil
	DS Units		11,057
	Total market value of securities		$1,001,322
	Meets share ownership target as of December 31, 2025		Yes

GILLIAN D. WINCKLER Director since April 19, 2017 Age: 63 Place of Residence: Vancouver, B.C., Canada Independent
Gillian D. Winckler is a former mining and business executive with over 25 years of diversified experience in the metals and mining industry and the financial sector. Ms. Winckler spent 16 years with BHP Billiton in London, England and Vancouver, Canada where she was involved with corporate and divisional strategy, mergers and acquisitions, divestments, exploration as well as project evaluation and development. Upon leaving the company she joined Coalspur Limited, a thermal coal development company listed in Canada and Australia, as its Chief Executive Officer and President. Ms. Winckler held this position, as well as Chief Financial Officer for a brief period of three years until the company was acquired in June 2015. Prior to the mining industry, Ms. Winckler spent five years as a corporate financier in South Africa and London and five years in the auditing profession. Ms. Winckler is a Chartered Accountant (South Africa), with a B.Sc. and B.Commerce (Honours) obtained in South Africa. Ms. Winckler also obtained an ESG Competent Boards Certificate and Global Competent Boards Designation (GCB.D). Ms. Winckler currently is the Chair of the Board of Directors of Pan American Silver Corp., which is listed on the TSX and the NYSE. Ms. Winckler is the Chair of the Audit Committee and a member of the Health, Safety & Environment Committee.

	Key Areas of Expertise and Experience:
	Senior Executive		Environment, Health & Safety
	Sustainability, Climate Change & Social Responsibility		Financial Literacy
	Geographic Expertise

	Board and Committee memberships and attendance record in 2025:
			Attendance	% Overall
	Board		6 of 6	100
	Audit		4 of 4	100
	Health, Safety & Environment		3 of 3	100

	Voting results of 2025 annual meeting of Shareholders:

		Votes for	Votes withheld	% Votes For
	Number of votes	58,107,870	244,253	99.58%

	Current Other Public Board Memberships:
	Pan American Silver Corp.

	Past Public Board Memberships (2021-2025):
	FLSmidth & Co.

	Securities held and total market value as at the Record Date:

	Shares		1,750
	DS Units		11,317
	Total market value of securities		$1,183,348
	Meets share ownership target as of December 31, 2025		Yes

Each nominee has consented to act as a Director if elected. We do not contemplate that any proposed nominee will be unable to serve as a Director, but if for any reason that occurs before the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.
Board Renewal
The Board recognizes the need for, and benefits of, introducing new and diverse characteristics and perspectives at the Board level, and it also understands the importance of having continuity of institutional and industry knowledge and experience. Our Board renewal process is designed to achieve and maintain a balance between those considerations.
The Governance Committee is responsible for identifying new candidates to stand as nominees for election or appointment as Directors to our Board. In identifying potential Director candidates, the Governance Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, Board dynamics and personal characteristics. In addition, the Governance Committee considers diversity in perspective arising from personal, professional or other attributes and experiences when identifying potential Director candidates. Desirable individual characteristics of nominees include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our Shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination.
Over the last ten years, the Governance Committee has undergone a number of phases of Board renewal, including conducting search processes to identify suitable candidates for nomination as Directors. As part of this process, the Governance Committee has historically engaged an outside search firm and also sought input and advice from current Directors and our executive management. The major criteria adopted by the Governance Committee for candidates has included among others: (a) chief executive officer experience; (b) experience in a cyclical, capital-intensive industry; (c) strong strategic thinker; and (d) representing diverse background and experience. To further enhance the Board renewal process, the Company has implemented a robust performance review process and employs a skills matrix to identify skills or experience gaps, which is updated and reviewed based on the advice and recommendation of the Governance Committee. These processes have resulted in new directors in 2016, 2017, 2021 and 2023 as outlined in the Director biographies set forth above and the board tenure discussion below. Further, in connection with the Norbord Acquisition, two independent directors of Norbord, being Marian Lawson and Colleen McMorrow, were added to the Board in 2021.
On December 31, 2023, Ray Ferris, the then President and CEO, retired from the Board and effective January 1, 2024, Sean McLaren, who succeeded as President and CEO, was appointed to the Board in Ray Ferris’ place.
At the Meeting, Janice Rennie will retire from the Board and consequently is not standing for re-election as a Director. As part of the Board’s continuing renewal process, the Governance Committee will continue to identify new Director candidates for election or appointment to our Board as may be needed, from time to time, to supplement the current skills, experience and characteristics of our Board.

Performance Reviews
The Governance Committee regularly, and not less frequently than annually, reviews the performance of the Board and its Committees. This review has been conducted by way of formal questionnaire and report and by informal interviews and discussions led by the Chair. The Board performance review also includes a “peer” or individual Director review process. To date, no significant problem with respect to performance of the Board, any Committee or any individual Director has been identified.
Skills Matrix
The Governance Committee uses a skills matrix to assist in the process of identifying suitable additions to the Board. The Governance Committee reviews the matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Governance Committee then assesses the skills and experience of each current Board member against this matrix. When such assessment is completed, the matrix helps the Governance Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new Directors to fill any gaps.
In February 2022, on the recommendation of the Governance Committee, the Board adopted changes to the skills matrix to align with the Company’s strategic direction and the skills and experience desirable for the Board. The Board believes the revised skills matrix is better aligned to meet the current skills and experience for the Board as a dual-listed TSX and NYSE company and the expectations of its Shareholders. The Governance Committee last reviewed the skills matrix and the targets for the Board in December 2024 and February 2025.
The following skills matrix sets out the skills or experience that the Governance Committee has targeted for Directors.

Target Number
STRATEGIC LEADERSHIP
Experience in strategic management, planning and development, or leading organic or acquisition growth.	5
SENIOR EXECUTIVE
Experience as CEO or senior executive officer of a public company or a major private corporation.	4
FINANCIAL LITERACY
Executive or professional experience in public company financial accounting and reporting with knowledge of internal financial controls.	4
INDUSTRY EXPERIENCE
Senior executive experience in the forest products industry or related industries including building products or home building, or with other significant manufacturing operations, including upstream and downstream supply chain and logistics.	3
GEOGRAPHIC EXPERTISE
Executive, management or other significant experience in organizations with international operations including in those countries in which West Fraser operates.	4
RISK MANAGEMENT
Experience identifying, assessing, managing and reporting on corporate risks, including experience with risk management systems.	4
CAPITAL MARKETS
Experience in corporate finance with knowledge of debt and equity markets or experience in investment banking or mergers and acquisitions.	4
GOVERNMENT AND STAKEHOLDER RELATIONS
Experience in, or strong understanding of, public policy related to the forest products industry including community, first nations and shareholder relations.	2
HUMAN RESOURCES AND COMPENSATION
Experience managing or overseeing compensation, benefits and pension programs and executive compensation.	4
Experience with developing or assessing succession planning, talent development and retention.	4
BOARD EXPERIENCE
Prior or current experience as a board member of a major organization (public or private) other than West Fraser.	5
ENVIRONMENT, HEALTH AND SAFETY
Experience in workplace health and safety practices and protection of the environment, including the requirement for a strong safety culture.	4
SUSTAINABILITY, CLIMATE CHANGE AND SOCIAL RESPONSIBILITY
Experience in or with sustainability, climate change, diversity, equity and inclusion and social responsibility programs.	4
TECHNOLOGY
Experience with technology programs and systems, including emerging technologies, information technology systems and/or cyber security.	2
Board members possess many of the targeted skills from the matrix. The “key” skills and experience of each Director are set out in the table biographies under the heading “Information Regarding Nominees for Election as Directors”. The Board is of the view that the minimum target levels have been achieved by the current Board and will be achieved assuming all nominees described above are elected at the Meeting.

Board Tenure
The Company does not have term limits for its Directors, as the Board is of the view that term limits are arbitrary and can result in the removal or exclusion of valuable and experienced Directors solely because of length of service. For similar reasons, in September 2016, the Board considered the continued use of an age limitation for Directors and determined that its continuation was no longer appropriate nor in the best interests of the Company. The Board believes that arbitrary age or term limits can be detrimental to the Company by excluding experienced and valuable candidates with the accompanying loss of continuity and institutional knowledge. Such belief is consistent with the positions of a number of governance and advisory groups.
The decision to not have term limits and to eliminate the age limitation was based upon the Board’s belief that Directors should be assessed on their ability to make meaningful contributions. The Company undertakes regular and rigorous reviews of Board, Committee and Director performance and skills as part of evaluating the overall performance of the Board, Committees and the contributions made by each Director. The Company’s annual performance review and skills assessment is a more meaningful way to evaluate and assess Director performance, and a more effective way to maintain an appropriate balance between the benefits of new and diverse characteristics and perspectives and ensuring there is continuity of institutional and industry knowledge and experience. The Board has demonstrated the effectiveness of its approach.
Over the past several years, the Company has identified and added a number of new Board members as long-term serving Board members have retired. The Board is composed of members with an appropriate mix of Directors who are new to the Company, and who bring fresh perspectives, including those with institutional knowledge and experience. See “Information Regarding Nominees for Election as Directors – Board Renewal” for more information.
The following table shows the tenure of the Directors standing for election at the Meeting (and assumes all proposed Director nominee candidates are elected):

Board Tenure
Tenure	Number of Directors	% of Directors
0 to 1 years	0	0
2 to 5 years	6	54.5
6 to 10 years	4	36.4
11 years and over	1	9.1
Upon election, these Directors will have an average tenure of approximately 9.3 years.

Director Compensation
The HR&C Committee regularly reviews our Director compensation policy, including reviewing director compensation programs of our peers. The Board has adopted a fixed fee Director compensation structure, which, effective January 1, 2025 through December 31, 2025, consists of the following:

2025 Director Compensation Structure
Retainer	Fee
Annual base retainer	$100,000[1]
Annual equity retainer	$120,000 in DS Units
Annual Committee Chair retainer[2]	$20,000 per Committee
Chair annual retainer[3]	$200,000
Notes:
1.Each Director may elect once each year that up to 100% of the annual base retainer and other retainers be paid in DS Units.
2.For each Chair of the Audit Committee, Governance Committee, Health, Safety & Environment Committee and the HR&C Committee.
3.Exclusive of annual base and equity retainers.
Directors are not paid separate meeting fees or fees for Committee membership and are not provided a travel allowance. The HR&C Committee believes that this compensation structure is consistent with current governance best practices and emphasizes that the role of a corporate Director is not confined to attendance and participation at meetings. Directors are reimbursed for out-of-pocket expenses incurred in attending meetings of the Board or Committee meetings or otherwise on Company business.

Under our Equity Holding Requirements Policy, the minimum shareholding requirement for each Director is a multiple of three times the aggregate of a Director’s annual base retainer and annual equity retainer, as described in further detail under the heading “Minimum Equity Holding”. If a Director’s equity ownership exceeds this threshold, that Director has the right to elect to receive cash in lieu of their annual equity retainer payable in DS Units.

The Company has DSU Plans which provides a structure for Directors to accumulate an equity-like holding in the Company. The DSU Plans allow Directors to participate in our growth by providing a deferred payment based on the value of a Common share at the time of redemption. DS Units qualify as equity for the purposes of the minimum equity holding requirement for Directors. Each Director may elect to receive up to 100% of their annual retainers in DS Units and must receive DS Units in payment of the annual equity retainer, unless the Director has achieved the minimum shareholding requirement and elected to receive cash in lieu of DS Units in payment of the annual equity retainer (see “Minimum Equity Holding”). DS Units are issued based on the volume weighted average trading price of the Common shares on the TSX on the trading day immediately prior to their issue for DS Units. Additional DS Units are issued to take into account the value of dividends paid on Common shares from the date of issue to the date of redemption.

DS Units are redeemable only after a Director retires, resigns or otherwise leaves the Board and has ceased to fulfill any other role as an officer or employee of the Company. A holder of DS Units may on redemption elect to redeem DS Units in cash or in Common shares, or a combination of cash and Common shares. Where a holder redeems DS Units issued after April 2022 for Common shares instead of cash, such Common shares will not be issued from treasury but will be purchased on the open market. The redemption value for each DS Unit a Director has elected to be redeemed in cash is the weighted average of the trading price on the TSX of a Common share over the last five trading days ending on the date of redemption for DS Units issued prior to April 2022 and is the weighted average trading price of the Common shares on the TSX on the trading day immediately before the date of redemption for DS Units issued after April 2022. DS Units qualify as equity for the purposes of the minimum equity holding requirement for Directors.

As at December 31, 2025, 103,318 DS Units were held by the Directors that could be redeemed for Common shares should a Director who retires, resigns or leaves the Board elect to redeem DS Units for Common shares instead of cash. No DS Units were redeemed for Common shares in 2025.

In addition, Mmes. Lawson and McMorrow continue to hold Norbord DSUs, the number of which have been adjusted by the Exchange Ratio and are to be paid out in reference to Common shares, in accordance with the terms of the Norbord Acquisition. The Norbord DSUs operate in a similar fashion to the DS Units. See “Norbord DSU Plans”.

The Company also has a Directors’ Share Compensation Plan (the “Compensation Plan”), the purpose of which is to enable each Director to participate in our growth by receiving Common shares in lieu of cash for services performed as Directors. Under the Compensation Plan, Common shares are issued after each quarter at a price per share equal to the weighted average of the trading price for the Common shares on the TSX for the last five trading days in the quarter. The maximum number of Common shares that may be allotted for issuance under the Compensation Plan and the DSU Plan is 100,000.

Total Director Compensation 2025

Name	Fees earned[1] ($)	Share-based awards[2] ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Sean P. McLaren[3]	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Hank Ketcham[4]	300,000	120,000	Nil	Nil	Nil	Nil	420,000
Doyle N. Beneby	100,000	120,000	Nil	Nil	Nil	Nil	220,000
Eric L. Butler	100,000	120,000	Nil	Nil	Nil	Nil	220,000
Reid E. Carter	120,000	120,000	Nil	Nil	Nil	Nil	240,000
John N. Floren	120,000	120,000	Nil	Nil	Nil	Nil	240,000
Ellis Ketcham Johnson[4]	100,000	120,000	Nil	Nil	Nil	Nil	220,000
Brian G. Kenning[4]	120,000	120,000	Nil	Nil	Nil	Nil	240,000
Marian Lawson	100,000	120,000	Nil	Nil	Nil	Nil	220,000
Colleen M. McMorrow	100,000	120,000	Nil	Nil	Nil	Nil	220,000
Janice G. Rennie[4]	100,000	120,000	Nil	Nil	Nil	Nil	220,000
Gillian D. Winckler	120,000	120,000	Nil	Nil	Nil	Nil	240,000
Notes:
1. The amount represents the total fees earned during 2025, other than the annual equity retainer which is included in the Share-based awards column of this table. These amounts were paid either in cash or DS Units as described in the following chart.
2. DS Units granted at the end of each calendar quarter in payment of the annual equity retainer are valued based on the volume weighted average trading price of the Common shares on the TSX on the trading day immediately before the end of the calendar quarter.
3. Mr. McLaren did not receive compensation for his services as a director of the Company. Mr. McLaren's compensation provided for his services as President and CEO of the Company can be found under "Executive Compensation".
4. Share-based awards were paid in cash to Messrs. Ketcham and Kenning and Mmes. Johnson and Rennie, rather than DS Units given that each Director achieved the minimum equity holding requirement (see “Minimum Equity Holding”) and elected to receive cash.

Payment of 2025 Compensation

Name	Cash ($)	DS Units[1] ($)
Sean P. McLaren[2]	Nil	Nil
Hank Ketcham	420,000	Nil[4]
Doyle N. Beneby	100,000	120,000
Eric L. Butler	100,000	120,000
Reid E. Carter	120,000	120,000
John N. Floren	Nil[3]	240,000
Ellis Ketcham Johnson	220,000	Nil[4]
Brian G. Kenning	240,000	Nil[4]
Marian Lawson	170,000	50,000
Colleen M. McMorrow	Nil[3]	220,000
Janice G. Rennie	220,000	Nil[4]
Gillian D. Winckler	120,000	120,000
Notes:
1.DS Units are granted quarterly based on the VWAP of the Common shares on the TSX on the trading day immediately before the end of the quarter.
2.Mr. McLaren did not receive any compensation for his services as a director of the Company. Mr. McLaren's compensation provided for his services as President and CEO of the Company can be found under "Executive Compensation".
3.Mr. Floren and Ms. McMorrow elected to take all of their annual base retainer in DS Units.
4.This amount was paid in cash rather than DS Units given that the individual Director achieved the minimum equity holding requirements (see “Minimum Equity Holding”) and elected to receive cash.

Direct and Indirect Share and Other Holdings of Current and Proposed Directors
(as at the Record Date)

Name	Shares[1]	DS Units
Hank Ketcham[2]	395,896	4,271
Sean P. McLaren[3]	27,815	Nil
Doyle N. Beneby	3,223	3,655
Eric L. Butler	5,000	2,968
Reid E. Carter	3,000	17,385
John N. Floren	Nil	13,070
Ellis Ketcham Johnson	1,004,990	Nil
Brian G. Kenning	1,000	9,821
Marian Lawson[4]	Nil	8,185
Colleen M. McMorrow[4]	Nil	11,057
Janice G. Rennie	1,000	22,069
Gillian D. Winckler	1,750	11,317
Notes:
1. Includes Common shares and Class B Shares.
2. Does not include 3,147,628 Common shares and 1,743,228 Class B Shares held by Ketcham Investments, Inc. See “Voting Securities and Principal Shareholders” for a description of such shareholdings.
3. Mr. McLaren also holds Options, RS Units and PS Units as described in the Summary Compensation Table and under the heading Summary of Outstanding Options and the heading RS Units and PS Units.
4. Mmes. Lawson and McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition. The units in the column for DS Units held by Mmes. Lawson and McMorrow include Norbord DSUs, the number of which have been adjusted by the Exchange Ratio and will be paid out in reference to the value of Common shares in accordance with the terms of the Norbord Acquisition. See “Norbord DSU Plans”.

As at the Record Date, based on the closing price of the Common shares on the TSX (the “Closing Price”) of $90.56, the total value of all Shares, exercisable Options and DS Units held by each current Director is as follows:

Value of Shares and DS Units Held by Current and Proposed Directors (as at the Record Date)

Name	Shares ($)	DS Units ($)	Total Value ($)
Hank Ketcham	35,852,342	386,782	36,239,124
Sean P. McLaren[1]	2,518,926	Nil	2,518,926
Doyle N. Beneby	291,875	330,997	622,872
Eric L. Butler	452,800	268,782	721,582
Reid E. Carter	271,680	1,574,386	1,846,066
John N. Floren	Nil	1,183,619	1,183,619
Ellis Ketcham Johnson	91,011,894	Nil	91,011,894
Brian G. Kenning	90,560	889,390	979,950
Marian Lawson[2]	Nil	741,234	741,234
Colleen M. McMorrow[2]	Nil	1,001,322	1,001,322
Janice G. Rennie	90,560	1,998,569	2,089,129
Gillian D. Winckler	158,480	1,024,868	1,183,348
Notes:
1.Mr. McLaren also holds Options, RS Units and PS Units as described in the Summary Compensation Table and under the heading Summary of Outstanding Options and the heading RS Units and PS Units. As of the Record Date, Mr. McLaren also held 7,588 RS Units.
2.Mmes. Lawson and McMorrow were appointed to the Board on February 1, 2021 on completion of the Norbord Acquisition. The units in the column for DS Units held by Mmes. Lawson and McMorrow include Norbord DSUs, the number of which have been adjusted by the Exchange Ratio and will be paid out in reference to the value of Common shares in accordance with the terms of the Norbord Acquisition. See “Norbord DSU Plans”.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

As of the Record Date, a total of 76,018,344 Common shares and 2,281,478 Class B Shares were issued, each carrying the right to one vote. Our Class B Shares are equal in all respects to our Common shares and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the TSX and the NYSE, while our Class B Shares are not listed for trading. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Shares on a separate class-by-class basis.
The Directors have fixed the close of business on the Record Date for the Meeting, being the date for the determination of the Registered Shareholders entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.
To the knowledge of the Directors and the Named Executive Officers (as defined in this Circular under the heading “Executive Equity Holding Requirements”), the only persons who, as at the Record Date, beneficially own or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to any class of our voting securities are as follows:

Name of Holder	Title of Class	Amount Beneficially Owned, Controlled or Directed, Directly or Indirectly	% of Class	% of Total Votes
Banasino Investments S.à r.l.[1]	Common shares	8,356,494	10.19	10.67
FIL Limited[2]	Common shares	8,819,476	11.6	11.26
Great Pacific Capital Corporation[3]	Common shares	8,926,000	11.74	11.4
Ketcham Investments, Inc.[4]	Common shares Class B Shares	3,147,628 1,743,228	4.14 76.41	4.02 2.23 6.25
Tysa Investments, Inc.[5]	Common shares Class B Shares	2,677,392 333,066	3.52 14.60	3.42 0.43 3.84
Ownership Notes:
1. According to publicly available filings on EDGAR, any action by Banasino Investments S.à r.l. with respect to Shares held by Banasino Investments S.à r.l., including voting and dispositive decisions, are made by the directors of Banasino Investments S.à r.l., each of whom is appointed and may be removed by Banasino Investments Limited, the parent company of Banasino Investments S.à r.l. Banasino Investments Limited has been reported as a wholly-owned subsidiary of Luda Stiftung, who may be deemed to be a beneficial owner of Banasino Investments S.à r.l.
2. According to public filings, combined beneficial ownership by FIL Limited (a Bermuda based corporation), including Fidelity Investments Canada ULC. Pandanus Partners, L.P. (Pandanus) owns voting stock in FIL Limited, which is the parent company of the Fidelity entities. Pandanus controls more than 25% but less than 48.5% of FIL Limited's voting power. Public filings further note that Pandanus is controlled by trusts for the Johnson family, including Abigail P. Johnson (Chairman of FIL Limited), but disclaim beneficial ownership of the securities reported. Public filings further note that Fidelity Investments Canada ULC, is part of the group whose holdings are aggregated for filing. Fidelity Investments Canada ULC itself holds at least 5% of the shares West Fraser Timber Co. Ltd.
3. According to publicly available filings, James A. Pattison has beneficial ownership or control, directly or indirectly, of the 8,926,000 Common shares held by Great Pacific Capital Corporation.
4.     Ketcham Investments, Inc. is controlled by three separate families related to Hank Ketcham, our Chair. Hank Ketcham’s immediate family owns an approximately 22% interest in Ketcham Investments, Inc. and Hank Ketcham is one of four directors on its board and has advised that he does not exercise independent control or direction over Ketcham Investments, Inc. or the Shares of the Company owned by Ketcham Investments, Inc.
5. Tysa Investments, Inc. is controlled by the family of William P. Ketcham, one of our former Directors.

Share Repurchases

On March 3, 2025, we commenced a normal course issuer bid (the “2025 NCIB”), allowing us to acquire up to 3,868,177 Common shares for cancellation until the 2025 NCIB’s expiry on March 2, 2026. We purchased 1,286,185 Common shares under the 2025 NCIB.

On March 1, 2024, we commenced a normal course issuer bid (the “2024 NCIB”), allowing us to acquire up to 3,971,380 Common shares for cancellation until the 2025 NCIB’s expiry on February 28, 2025. We purchased 2,079,530 Common shares under the 2024 NCIB.

Shareholders may obtain a copy of the notices filed with the TSX in relation to the 2025 NCIB and the 2024 NCIB, free of charge, by contacting Anil Aggarwala at (604) 895-2700 or by email at shareholder@westfraser.com.
APPOINTMENT OF THE AUDITOR
Our current Auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, of 700 – 250 Howe Street, Vancouver, B.C. PricewaterhouseCoopers LLP has been our Auditor for more than ten years.
The Auditor is appointed by the Shareholders, performs its role as the Auditor of our annual financial statements on their behalf, and reports the results of the audit to them. In order to assure the Shareholders that the audit is effective, the Auditor is required to confirm to the Audit Committee its independence from our management in connection with the audit. PricewaterhouseCoopers LLP has confirmed its independence from our management in connection with the audit of our consolidated financial statements for the years ended December 31, 2025 and December 31, 2024.
All services provided by the Auditor are subject to the pre-approval of the Audit Committee through established procedures and a written policy. Management provides regular updates to the Audit Committee of the services that the Auditor undertakes on the Company’s behalf. As part of its mandate, the Audit Committee manages the Company’s relationship with the Auditor, through, among other things, a formal review of the performance of the Auditor.
Key team member rotation, including the lead Audit partner, is important to ensure we have a balance between the Auditors’ experience and the continued introduction of new auditor perspectives. The lead Audit partner on the West Fraser audit engagement is required by the SEC to rotate every five years.  The Company’s current lead audit partner started their rotation in 2022 and will be completing their rotation following the 2026 audit. Both Canadian and United States’ regulations require auditor rotation. Partner rotation reduces the independence risks of over-familiarity and self-interest and promotes objectivity without imposing significant costs and disruption to the Company. It also facilitates a fresh set of eyes on the overall audit approach.
During 2025, the Audit Committee met with the Auditor and members of management to review the overall scope and specific plans for the audit of our consolidated financial statements. In addition, the Auditor was engaged to review our unaudited quarterly consolidated financial statements and earnings releases and discussed these with management and the Audit Committee during the relevant quarters. Representatives of the Auditor meet with the Audit Committee in the absence of management representatives as part of each regularly scheduled meeting of the Audit Committee.

The Auditor, the Audit Committee and management maintain regular and open communications regarding the audit of our financial statements. No disagreement arose among the Auditor, the Audit Committee and our management on any matter affecting the audit of our financial statements.
At our 2025 Annual General Meeting, 88.21% of the total shares voted at the meeting were in favour of the reappointment of PricewaterhouseCoopers LLP(the “Auditors”) as the Company’s auditors.
For the years ended December 31, 2025 and 2024, the fees for audit, audit-related, tax and all other services provided to the Company by PricewaterhouseCoopers LLP were the following:

Fees Paid to Independent Registered Public Accounting Firm ($ thousands)
	2025[1]	2024[1]
Audit Fees[2]	$2,765	$2,714
Audit-Related Fees[3]	137	121
Tax Fees[4]	17	—
All Other Fees[5]	101	52
Total	$3,020	$2,887
Notes:
1.Amounts represent actual and estimated fees related to the respective fiscal years noted. Amounts are billed and paid in Canadian Dollars, British pounds sterling, and Euros and have been translated to United States Dollars (USD) using the average exchange rate for the respective years noted. Audit Fees and Audit-Related Fees represented 96% of all fees paid to the Auditor in 2025 and 98% of all fees paid to the Auditor in 2024.
2.Audit fees relate to the integrated audit of our annual consolidated financial statements and the effectiveness of internal control over financial reporting, reviews of our interim consolidated financial statements, and statutory audits of the financial statements of our subsidiaries.
3.Audit-Related Fees include employee benefit audits.
4.Tax fees relate to tax compliance services.
5.All other fees relate to fees in connection with limited assurance engagements relating to climate matters and translation services.
For additional information concerning the Audit Committee and its members see “Audit Committee” in the Annual Information Form, which is available at www.sedarplus.ca and www.sec.gov under our profiles.
Unless otherwise instructed, the management proxyholders intend to vote FOR the approval of the resolution appointing PricewaterhouseCoopers LLP as our auditor to hold office until our next annual meeting of Shareholders and FOR authorizing the Board to fix the auditor's pay.

ADVISORY RESOLUTION ON THE COMPANY’S APPROACH TO EXECUTIVE COMPENSATION (SAY ON PAY)
Our executive compensation philosophy, policies and programs are based on the fundamental principle of pay-for-performance to align the interests of our executives with those of our Shareholders. This compensation approach allows us to attract and retain high-performing executives who will be strongly incentivized to create value for our Shareholders on a sustainable basis. As a Shareholder, you are asked to consider and approve the following advisory (non-binding) resolution:
Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the Company’s management information circular delivered in advance of the 2026 annual general and special meeting of the Shareholders of the Company.
Because your Say on Pay vote is advisory, it will not be binding upon the Board. However, the HR&C Committee will review and analyze the results of the vote and take into consideration such results when reviewing executive compensation philosophy, policies and programs. The Board confirms that the Company’s current practices achieve substantially the same results as the Canadian Coalition for Good Governance’s “Say on Pay” Policy for Boards of Directors released in September 2010.
We have held advisory votes on our approach to executive compensation at each annual meeting of Shareholders since 2014. In the most recent “Say on Pay” vote in April 2025, approximately 90% of the votes were voted FOR the Company’s approach to executive compensation.
The management proxyholders intend to vote FOR the approval of the advisory (non-binding) resolution on executive compensation, except in relation to Shares held by a Shareholder who instructs otherwise.

RESOLUTION TO RECONFIRM AND CONTINUE THE SHAREHOLDER RIGHTS PLAN

The Company is party to a shareholder rights plan agreement, initially implemented on April 9, 2020, which was ratified and confirmed by the Company’s Shareholders at the 2020 annual meeting of the Company, and restated, amended and continued by the Company’s Shareholders at the 2023 annual general and special meeting of the Company. The Rights Plan will terminate as of the close of the Meeting unless Shareholders vote at the Meeting to continue its operation.

At a meeting on February 11, 2026, the Board approved, subject to the approval of Shareholders, the reconfirmation and continuation of the Rights Plan between the Company and Computershare Investor Services Inc., as Rights Agent, without amendment.

Upon approval, the Rights Plan will continue for the balance of the nine-year term of the original Rights Plan and expire upon the conclusion of the 2029 annual meeting of the Company. Failing approval of the reconfirmation and continuation as required under the Rights Plan, the Rights Plan and all outstanding Rights thereunder will terminate.

At the Meeting, you will be asked to consider and, if deemed advisable, pass a resolution, approving the reconfirmation and continuation of the Rights Plan, without amendment. The Rights Plan must be approved by a resolution of: (i) a simple majority of 50% plus one vote of the votes cast by Shareholders, whether in person or by proxy, at the Meeting; and (ii) a simple majority of 50% plus one vote of the votes cast by the Independent Shareholders (as defined in the Rights Plan), whether in person or by proxy, at the Meeting. As of the Record Date for the Meeting, based on publicly available information, to the knowledge of the Company, there are no holders of Common shares that are not Independent Shareholders.

If the Rights Plan is not approved at the Meeting, the Rights Plan will terminate at the end of the Meeting. If the Rights Plan is approved at the Meeting, it will remain in effect and will expire upon the conclusion of the Company’s 2029 annual meeting of the Shareholders. A summary of the Rights Plan is included below and a complete copy of the Rights Plan is attached to this Circular as Schedule “A”.

The full text of the Rights Plan is available under our profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Capitalized terms used in this section “Resolution to Reconfirm and Continue the Shareholder Rights Plan” but not otherwise defined have the meaning given to those terms in the Rights Plan.

Purpose

The Company believes it is appropriate to reconfirm and continue with the Rights Plan to protect Shareholders. A rights plan is an effective device to deter accumulations of controlling blocks of shares without paying a premium and to maximize leverage regarding the timing and outcome of an unsolicited take-over bid. The basic objectives of the Rights Plan are to deter abusive tactics by making them unacceptably expensive to the unsolicited bidder and to encourage prospective acquirors to negotiate with the Board rather than to attempt an unsolicited hostile take-over or a creeping bid or accumulation of control (including negative control). The Rights Plan is not intended as a means to prevent a take-over bid of the Company, entrench Management of the Board, or deter fair offers for our Common shares.

The Rights Plan limits acquisitions by a Shareholder or a group acting jointly or in concert that would result in the ownership or control of 20% or more of the issued and outstanding Common shares through means that are exempt from the formal take-over bid rules and to provide Shareholders with an equal opportunity to participate in a take-over bid and receive full and fair value for their shares. To accomplish this, the Rights Plan provides for the issuance to all holders of Common shares of Rights to acquire additional Common shares at a significant discount to the then-prevailing market price, which could, in certain circumstances, become exercisable by all holders of Common shares other than the potential acquiror and its joint actors. The terms of the Rights Plan are substantially similar to the terms of rights plans adopted recently by other substantial Canadian issuers. Holders of Class B Common shares will be issued Rights if those shares are converted to Common shares prior to the Separation Time (as defined below).

The Rights Plan encourages a potential acquiror who makes a take-over bid to proceed either by way of a Permitted Bid (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board, the Rights Plan provides that holders of Common shares, other than the acquiror and its joint actors, will be able to purchase additional Common shares at a significant discount to market, thus exposing the person acquiring shares to substantial dilution of its holdings.

As at the date hereof, West Fraser is not aware of any pending or threatened take-over bid for the Company and approval of the Rights Plan is not being proposed in response to or in anticipation of any pending or threatened take-over bid, nor to deter take-over bids generally, but to encourage fair treatment of West Fraser Shareholders in connection with a take-over bid and to protect against “creeping bids.”

In continuing with the Rights Plan, the Company and the Board considered the existing legislative framework governing take-over bids in Canada. The Canadian Securities Administrators (the “CSA”) adopted amendments to that framework in 2016 that, among other things, lengthen the minimum bid period to 105 days (from the previous 35 days), require that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities held by Shareholders other than the offeror, its affiliates and persons acting jointly or in concert with the offeror, and require a 10-day extension after the minimum tender requirement is met. A target issuer has the ability to voluntarily reduce the minimum bid period to not less than 35 days and the minimum bid period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As the legislative amendments do not apply to exempt take-over bids, there continues to be an important role for rights plans in protecting Canadian public companies and preventing the unequal treatment of Shareholders.

Rights plans continue to be adopted to address the following concerns:

1.Protecting against “creeping bids” (the accumulation of 20% or more of shares through purchases exempt from Canadian take-over bid rules, such as (a) purchases from five or fewer Shareholders under private agreements at a premium to the market price (not to exceed 115% of the market price, including brokerage fees and commissions), and not available to all Shareholders, (b) acquiring control or effective control through the accumulation of shares over a stock exchange or other published market without paying a control premium (known as the 5% ordinary course purchase exemption), or (c) through other transactions outside of Canada that may not be jurisdictionally subject to Canadian take-over bid rules), and requiring the bid to be made to all Shareholders; and

2.Preventing a potential acquiror from entering into lock-up agreements with existing Shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan. This prevents the use of “hard” lock-up agreements by offerors whereby existing Shareholders commit to tender their shares to an offeror’s take-over bid in lock-up agreements that are either irrevocable or revocable but subject to restrictive termination conditions. Such agreements could have the effect of deterring other potential bidders from bringing forward competing bids, particularly where the number of locked-up shares would make it difficult or unlikely for a competing bidder’s bid to achieve the 50% minimum tender requirement imposed by the take-over bid rules.

In recent years, unsolicited take-over bids have been made for a number of Canadian public companies, many of which had shareholder rights plans. We believe this demonstrates that the existence of a shareholder rights plan does not prevent the making of an unsolicited bid. Further, in a number of these cases, a change of control ultimately occurred at a price in excess of the original offer price. There can be no assurance, however, that the Rights Plan would serve to bring about a similar result.

The Rights Plan does not preclude any Shareholder from using the proxy mechanism of the BCA, the Company’s governing corporate statute, to promote a change in the management or direction of the Company, and will have no effect on the rights of Shareholders to requisition a meeting of Shareholders in accordance with the provisions of applicable legislation.

The Rights Plan is not expected to interfere with the day-to-day operations of the Company. Neither the existence of the outstanding Rights nor the issuance of additional Rights in the future will in any way alter the financial condition of the Company, impede its business plans or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a Flip-in Event (described below) occurs and the Rights separate from the Common shares as described below, reported earnings per share and reported cash flow per share on a fully diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

The Rights Plan provides that holders of Common shares may tender to take-over bids that meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the Board is always bound to consider any take-over bid for the Company and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the Board will be required to act with a view to the best interests of the Company and the adoption of the Rights Plan does not affect the duty of the Board to do so.

Review

As part of the review of the Rights Plan, the Company and the Board considered matters including (i) developments in shareholder rights plans and securities legislation since the amendments to the take-over bid regime were adopted in 2016, (ii) the terms and conditions of rights plans recently adopted by other substantial Canadian public companies, (iii) recent experience involving rights plans in the context of take-over bids, and (iv) the commentary of the investment community on these plans. The Company and the Board are satisfied that the Rights Plan is consistent with the latest generation of Canadian rights plans.

Adoption and Approval

The Rights Plan became effective on April 9, 2020 upon approval and adoption by the Board. The Rights Plan was then ratified and confirmed by the Company’s Shareholders at the 2020 annual meeting of the Company. On February 11, 2026, the Board approved the reconfirmation and continuation of the Rights Plan, without amendment, subject to approval by Shareholders. Provided the Shareholders approve the reconfirmation and continuation of the Rights Plan at the Meeting, the Rights Plan will continue and will expire upon the conclusion of the Company’s annual meeting in 2029.

Issue of Rights

One Right was issued and attached to each Common share outstanding when the Rights Plan was adopted on April 9, 2020, and will attach to each Common share issued prior to the earlier of the Separation Time (as defined below) and the expiration time (the “Expiration Time”) of the Rights Plan.

Rights Exercise Privilege

The Rights will separate from the Common shares and will be exercisable for 10 trading days (the “Separation Time”) after a person has acquired, or commences an offer to acquire, 20% or more of the Common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a Permitted Bid (defined below)). The acquisition by any person (an “Acquiring Person”) of more than 20% of the Common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event.” Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person) will permit the purchase of Common shares having an aggregate market price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount in cash equal to the exercise price. For instance, if the market price at the Separation Time is $100, it would translate to an exercise price of $500 and entitle the holder to acquire Common shares worth $1,000.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by the applicable certificates for Common shares or by the applicable book entry form registration for the associated Common shares and will be transferable only together with, and will be transferred by a transfer of, such associated Common shares issued from and after adoption of the Rights Plan on April 9, 2020 and will not be transferable separately from Common shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Common shares.

Permitted Lock-up Agreements

The Rights Plan requires that a person making a take-over bid must structure any lock-up agreement so as to provide reasonable flexibility to the Shareholder in order to avoid being deemed the beneficial owner of the Common shares subject to the lock-up agreement and potentially triggering the provisions of the Rights Plan.

Under the Rights Plan, a person will not be deemed to “beneficially own” any security where the holder of such security has agreed to deposit or tender such security pursuant to a “Permitted Lock-up Agreement”.

A Permitted Lock-up Agreement is essentially an agreement between a person and one or more holders of Common shares pursuant to which each locked-up person agrees to deposit or tender Common shares to the locked-up bid and which further (i) permits the locked-up person to withdraw their Common shares in order to deposit or tender the Common shares to another take-over bid or support another transaction at a price or value that exceeds the price under the lock-up bid; or (ii) permits the locked-up person to withdraw their Common shares in order to deposit or tender the Common shares to another take-over bid or support another transaction at an offering price that exceeds the offering price in the locked-up bid by as much as or more than a specified amount and that does not provide for a specified amount greater than 7% of the offering price in the lock-up bid.

Permitted Bid Requirements

The Rights Plan is “triggered” when a person acquires or announces its intention to acquire 20% or more of the Common shares, unless the take-over bid has been conducted in accordance with a stringent set of requirements outlined in the Rights plan (a “Permitted Bid”) or the Rights Plan is waived by the Board.

The requirements for a Permitted Bid include the following:

•The take-over bid must be made to all holders of record of Common shares;

•The take-over bid must contain an irrevocable and unqualified condition that no Common shares will be taken up or paid for:

◦prior to the close of business on a date that is not less than 105 days following the date of the bid, or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of National Instrument 62-104 - Take-Over Bids and Issuer Bids (“NI 62-104”) for which a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104, and

◦unless, at the close of business on the date Common shares are first taken up or paid for under such bid, more than 50% of the then outstanding Common shares held by Independent Shareholders shall have been tendered or deposited pursuant to the bid and not withdrawn;

•Unless the take-over bid is withdrawn, shares may be tendered or deposited at any time during the period in which the take-over bid must remain open in accordance with the requirements of NI 62-104, and any shares tendered or deposited pursuant to the take-over bid may be withdrawn until taken up and paid for (subject to certain exceptions in the case of a partial take-over bid in accordance with the requirements of NI 62-104); and

•If a majority of the outstanding Common shares held by Independent Shareholders have been tendered or deposited and not withdrawn as described above, the offeror must make a public announcement of that fact and the take-over bid must be extended for a period of not less than 10 days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid, except that the minimum deposit period may be shorter as prescribed by NI 62-104.

Under the Rights Plan, “Independent Shareholders” means holders of any Common shares, other than (i) any Acquiring Person; (ii) any offeror (other than any person who is not deemed to beneficially own the Common shares held by such person); (iii) any affiliate or associate of any acquiring person or offeror; (iv) any person acting jointly or in concert with any acquiring person or offeror; and (v) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of West Fraser or a subsidiary of West Fraser, unless the beneficiaries of the plan or trust direct the manner in which the Common shares are to be voted or withheld from voting or direct whether the Common shares are to be tendered to a take-over bid.

Waiver and Redemption

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common shares, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common shares. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to 20% or less of the outstanding Common shares within 14 days or such other period as may be specified by the Board. With the majority consent of holders of Common shares or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board may redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each.

Exemptions for investment advisors (for client accounts), managers of mutual funds, trust companies (acting in their capacity as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies), registered pension funds, plans or related trusts and their administrators or trustees, and Crown agents or agencies acquiring greater than 20% of the Common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Amendment

The Board may amend the Rights Plan with the approval of a simple majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board may, without such approval, correct clerical or typographical errors and, subject to such approval at the next meeting of the Shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Term

If Shareholders do not approve the reconfirmation and continuation of the Rights Plan at the Meeting, it will terminate at the close of the Meeting. If Shareholders approve the Rights Plan, it must be subsequently reconfirmed by the Independent Shareholders at every third annual meeting following the Meeting. If the Rights Plan is not so reconfirmed or is not presented for reconfirmation at such annual meeting, the Rights Plan and all outstanding Rights thereunder shall terminate and be void and of no further force and effect on and from the date of termination of such annual meeting.

Certain Canadian Federal Income Tax Considerations

The Company will not be required to include any amount in computing the Company’s income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the Rights.

Under the ITA, the issuance of Rights to a recipient could be considered as a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient or is subject to withholding tax in the case of a recipient who is not a resident of Canada. In any event, however, no amount in respect of the value of the Rights on issuance is required to be included in computing income, or subject to withholding tax, if the Rights do not have any value at the date of issue. The Company considers that the Rights have negligible value when issued, there being only a remote possibility that the Rights will ever be exercised.

The foregoing does not address the Canadian income tax consequences of other events such as the separation of the Rights from the Common shares, the occurrence of a Flip-in Event or the redemption of Rights. A holder of Rights could be required to include an amount in computing income or be subject to withholding tax under the ITA if the Rights become exercisable or are exercised. A holder of Rights may be subject to tax under the ITA in respect of the proceeds of disposition of such Rights.

This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Common shares. Such Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.

Recommendation of the Board of Directors

Management considered and reviewed, with support from external counsel, the Rights Plan and analysis of the continuation of a shareholder rights plan for the Company, considering matters including (i) developments in shareholder rights plans and securities legislation since the Rights Plan was adopted in 2020, (ii) the terms and conditions of rights plans recently adopted by other large Canadian companies, and (iii) the commentary of the investment community on these plans. The Board is satisfied that the Rights Plan remains consistent with the latest generation of Canadian rights plans.

It is not the intention of the Board to either secure the continuance of the Directors or Management of the Company or to preclude an acquisition of control of the Company in a transaction that is fair and in the best interests of the Shareholders. The rights of Shareholders under existing law to seek a change in Management of the Company or to influence or promote action of management in a particular manner will not be affected by the Rights Plan. The Rights Plan provides that Shareholders may tender to take-over bids that meet the Permitted Bid criteria. Furthermore, even in the context of a take-over bid that does not meet the Permitted Bid criteria, the Board is always bound to consider any take-over bid for the Company and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the Board will be obligated to act honestly and in good faith with a view to the best interests of the Company, and the confirmation of the Rights Plan does not affect the duty of the Board to comply with these obligations.

Management and the Board recommend that Shareholders vote FOR the ordinary resolution set forth below. The management proxyholders intend to vote FOR this resolution except in relation to shares held by a Shareholder who instructs otherwise.

Voting Requirements

At the Meeting, you will be asked to approve the ordinary resolution set out below. In order to be effective, the resolution to be voted on will require the approval of a simple majority of the votes cast by the Shareholders and a simple majority of the votes cast by the Independent Shareholders. As of the record date for the Meeting, based on publicly available information, to the knowledge of the Company there are no holders of Common shares that are not Independent Shareholders. The Board reserves the right to alter any terms of the Rights Plan prior to its ratification and approval by Shareholders at the Meeting if the Board determines that it would be in the best interests of the Company and its Shareholders to do so in light of any developments subsequent to the date of this Circular. In such circumstance, a news release would be issued and the further updated Rights Plan would be filed on SEDAR+ and EDGAR and presented to Shareholders for approval at the Meeting if the Board determines to revise the Rights Plan, or the Board could determine to not proceed with the Rights Plan at any time prior to the Meeting.

The text of the proposed resolution is as follows:

“BE IT RESOLVED THAT:

1.The reconfirmation and continuation of the Rights Plan, the terms and conditions of which are set out in the Rights Plan to be dated on or about April 22, 2026, between the Company and Computershare Trust Company of Canada, as Rights Agent, as approved by the Board on February 11, 2026, and substantially as described in the Management Proxy Circular of the Company dated March 6, 2026, be and is hereby ratified, confirmed and approved without amendment;

2.The actions of the directors of the Company in adopting the Rights Plan and in exercising and delivering the Rights Plan be and are hereby ratified, confirmed and approved; and

3.Any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.”

Management and the Board recommend that Shareholders vote FOR the ordinary resolution set forth above.

OUR CORPORATE GOVERNANCE POLICIES AND PROCEDURES
Governance Policy
Our Board believes that sound governance practices are essential to the effective and efficient operation of the Company and to the enhancement of Shareholder value. We established a corporate governance policy (the “Governance Policy”) in 2002 which was updated and re-approved by our Board on December 11, 2024. The Governance Policy is reviewed annually by the Governance Committee which, from time to time, recommends updates and changes to such policy to the Board as may be required. The full text of the Governance Policy may be reviewed on our website at www.westfraser.com.
The following disclosure has been prepared under the direction of our Governance Committee and has been approved by the Board.
Chair of the Board
Hank Ketcham retired from his role as our Executive Chair effective April 19, 2016 and assumed the position of Chair of the Board. Hank Ketcham was appointed our President and CEO in 1985 and assumed the role of Chair of the Board in 1996. In 2012, he relinquished the title of President and, on March 1, 2013, Mr. Ketcham retired as our CEO and was designated as our Executive Chair of the Board.
As of the Record Date, more than twelve years have passed since Hank Ketcham served as an executive with the Company and nine years since serving as an Executive Chair. Mr. Ketcham does not engage in any related party transactions with the Company and does not have any consulting or advisory or other contractual arrangements with the Company outside of his role as the non-executive Chair and a member of the Board.

For his duties as Chair of the Board, the Board has approved, on the advice of the HR&C Committee, Hank Ketcham’s annual Chair retainer in the aggregate amount of $200,000 per annum, exclusive of annual Director base and equity retainers. As of May 1, 2016, Mr. Ketcham was permitted to elect to receive all or a portion of his compensation in DS Units. Mr. Ketcham ceased to participate in our Bonus Plan after 2014 and ceased to participate in our long-term incentive plans as of January 1, 2016.
The Board has considered the issue of the Chair’s relationship with management in the context of the need to ensure the Board’s independence from management and has determined that the Chair is sufficiently aligned with Shareholder interests to ensure Board independence from management. The Chair is a director and minority shareholder, and is related to the other directors and shareholders, of Ketcham Investments, Inc., whose shareholdings are described under “Voting Securities and Principal Shareholders”. The Board considers that these relationships assure that the interests of the Chair are closely aligned with Shareholder interests and independent of management.
The Board has developed a formal position description for the position of Chair of the Board, which provides that the Chair of the Board leads the Board in its supervision of the business and affairs of the Company and its oversight of management. The responsibilities of the Chair include, among other things: (a) managing the affairs of the Board and monitoring its effectiveness; (b) ensuring that all matters of strategic importance are being dealt with at the Board level during the course of the year; (c) facilitating the Board’s and management’s efforts to promote engagement with, and feedback from, Shareholders and other stakeholders; (d) acting as an advisor to, and principal sounding board for, the CEO; (e) communicating to the CEO any matters arising from the Board’s meetings or meetings with Shareholders and other stakeholders that require management’s attention; and (f) supporting and assisting the Board, the HR&C Committee and the Governance Committee in the evaluation of, and succession planning for, the CEO.
Governance & Nominating Committee
The Board has established a Governance Committee comprised entirely of independent Directors. The mandate of the Governance Committee is summarized later in this Circular under “Committees of the Board”. The Board, through the Governance Committee, monitors changes to the regulatory, business and investment environments with respect to governance practices and regularly reviews governance issues with a view to ensuring that both our Governance Policy and our actual practices continue to serve the best interests of our Shareholders, employees and other stakeholders.
Majority Voting Policy
In February 2011, the Board reviewed and adopted a majority voting policy on the recommendation of the Governance Committee. The majority voting policy has been updated from time to time since adoption including the most recent amendment in February 2021 and reviewed and re-approved annually by the Board. Under this policy, a Director who is elected in an uncontested election with more votes withheld than cast in favour of their election will be required to tender their resignation to the Chair of the Board.
If such a Director refuses to tender their resignation, such Director will not be nominated for election the following year. The resignation will be effective when accepted by the Board, and any Director who tenders their resignation may not participate in the deliberations of either the Committee or the Board which relate to such Director’s resignation. This policy does not apply to an election that involves a proxy contest.

The Governance Committee will convene a meeting and will consider the offer of resignation and make its recommendation to the Board on whether the resignation should be accepted. The Governance Committee will generally be expected to recommend to the Board that it accept the resignation, except in exceptional circumstances. The Board expects that resignations will be accepted unless there are exceptional circumstances that warrant a contrary decision. The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the Shareholders’ meeting at which the election occurred, and a copy of the news release will be provided to the TSX and the NYSE. Management will not re-nominate for re-election any Director who fails to comply with this policy.
In addition, subject to the requirements of the Articles and the BCA, in the event a majority of the members of the Governance Committee receive a greater number of votes withheld than votes for their election, the other Directors will appoint a Committee consisting only of those other Directors and solely for the purpose of considering the tendered resignations and such Committee will convene a meeting and recommend to the Board whether or not to accept these resignations.
Advance Notice Policy
Pursuant to the advance notice policy adopted by the Board on February 13, 2014, and subsequently incorporated as an amendment to our Articles following approval by Shareholders on April 29, 2014, any additional Director nominations for the Meeting must have been received by the Company no later than the close of business on March 23, 2026. No such nominations have been received as of the date of this Circular. If no such nominations are received by the Company prior to such date, management’s nominees for election as Directors set forth above will be the only nominees eligible to stand for election at the Meeting. The advance notice provisions provide Shareholders, Directors and management of the Company with a clear framework for nominating Directors. See our Articles on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and our website at www.westfraser.com for the terms of our advance notice provisions.
Code of Conduct and Whistleblower Policy
In 2004, the Board approved a code of conduct for the Company and its Directors, officers and employees (the “Code of Conduct”). Since adoption, the Code of Conduct has been revised from time to time to update for current best practices and developments with the Code of Conduct being most recently amended on February 12, 2025. The Code of Conduct has been filed on SEDAR+ under the Company’s profile.
The Code of Conduct sets out expectations for compliance with laws, safety and health, environmental stewardship, discrimination and harassment, conflicts of interest, ethical conduct, fair dealing, human rights, anti-bribery, accounting, reporting and disclosure of information, protection over confidential personal information and other important areas.
The Code of Conduct applies to all Directors, officers and employees of West Fraser and its subsidiaries and it applies to West Fraser’s contractors, consultants, agents and representatives when acting on behalf of West Fraser. Our Code of Conduct further emphasizes West Fraser’s commitment to environmental stewardship and supporting the communities in which West Fraser operates. The Code of Conduct includes provisions prohibiting certain insiders who are subject to minimum shareholding requirements from purchasing financial instruments designed to hedge or offset any decrease in the market value of our Shares, Options or units.

The Code of Conduct also references and incorporates the Company’s whistleblower policy which was established as a standalone policy on February 12, 2025 in order to help improve visibility of the whistleblower procedures and to aid in outlining accountability, process and strengthen internal compliance (the “Whistleblower Policy”). The Whistleblower Policy incorporates a “whistleblower” procedure for the reporting by any person of potential breaches of the Code of Conduct or other misconduct (whether illegal or unethical), including complaints regarding accounting, internal accounting controls or auditing matters and any other company policy violations.
A whistleblower report can be made by any of the following options:
(i)by leaving a voice report with the Company’s Director of Internal Audit at (604) 895-2700 or by mailing or couriering a report to the Company’s head office at 1500-885 West Georgia St., Vancouver, B.C., V6C 3E8, addressed to the Director of Internal Audit and marked “Personal and Confidential”; or
(ii)through our reporting hotline that is managed by ClearView Connects, an independent third party service provider that will receive confidential and, if required, anonymous reports, by submitting an on-line report through the below website or by calling and making a report as follows:
Website: www.clearviewconnects.com
Mail: ClearView Connects – PO Box 11017, Toronto, Ontario, M1E 1N0
North American Hotline: 1 (866) 608-7287 / European Hotline: 00 800 9643 9643
Any submission regarding an actual or potential misconduct will be treated on a confidential basis.
The Code of Conduct includes an acknowledgement with respect to compliance to be confirmed by each Director and each member of management. All Directors, members of management and substantially all salaried employees periodically confirm compliance with the Code of Conduct and any instances of non-compliance are reported to the Board. Code of Conduct training is conducted as part of the onboarding process and annually thereafter for employees. In 2025, no waivers of the application of the Code of Conduct were requested of, or granted by, the Board. The full text of the Code of Conduct and the Whistleblower Policy may be viewed on our website at www.westfraser.com.
Anti-Trust Policy
On September 8, 2021, the Company adopted the Anti-Trust Policy outlining our commitment to comply with all applicable competition and antitrust laws, which are in place to prevent activities among competitors that could unfairly control the market and harm the consumer and not engage in activities that would reasonably appear to be an unfair trade practice, unreasonable restraint of trade or an attempt to use a dominant position to discourage competition.
We updated the Anti-Trust Policy in 2024 and early 2025 to address regulatory changes in the jurisdictions we operate, and continue to conduct regular reviews and updates of our Anti-Trust Policy and training to support understanding and update on recent developments in this area. We expect all our employees, officers and Directors to comply with the Anti-Trust Policy, a full copy of which is available at www.westfraser.com.

Supply Chain & Human Rights Policy and Supplier Code of Conduct
On December 12, 2023, the Supply Chain & Human Rights Policy and the Supplier Code of Conduct were approved by the Board. These Policies form part of our commitment to sustainability and reflect the Company’s evolving approach to ESG matters and our associated efforts to ensure regulatory compliance.
The Supply Chain and Human Rights Policy outlines our commitment to human rights throughout our supply chain. Along with the Supplier Code of Conduct, these documents set out our expectations for suppliers to abide by internationally recognized human rights standards. Both Policies are in place to prevent and reduce instances of human rights abuses, including forced and child labour, in our supply chain. The Supply Chain & Human Rights Policy integrates the Supplier Code of Conduct into our supplier contracts going forward.
We expect all our employees, officers and Directors to comply strictly with the Supply Chain & Human Rights Policy, and, similarly, for our suppliers to understand and comply with the Supplier Code of Conduct. Full copies of these Policies are available at www.westfraser.com.
Anti-Bribery and Anti-Corruption Policy
On December 12, 2023, the Anti-Bribery and Anti-Corruption Policy was approved by the Board. The Anti-Bribery and Anti-Corruption Policy outlines our commitment to comply with all applicable anti-bribery and anti-corruption laws, and reflects our efforts to prevent any improper payments or benefits being given or offered to public officials or other third parties to secure an undue advantage in connection with any aspect of the Company’s business.
Bribery is illegal, harms our business and the communities we work within, and undermines fair trade. We expect all our employees, officers and Directors to comply with the Anti-Bribery and Anti-Corruption Policy, a full copy of which is available at www.westfraser.com.
Charters
The Board has developed and approved formal charters for each of the Audit, HR&C, Governance, and Health, Safety & Environment Committees as well as formal position descriptions for each of the positions of Chair of the Board and CEO. The charters of each of these Committees and position descriptions for the Chair of the Board and CEO are reviewed annually and revised, as required, by the Board.
On April 20, 2022, the Board approved amendments to the position descriptions of the Chair of the Board and CEO. The Chair of the Board’s general mandate is to ensure the effective and independent conduct of the Board. The CEO’s general mandate is to implement the Company’s strategic and operating plans and enhance Shareholder value. The position descriptions for the Chair of the Board and the CEO are reviewed annually.
The most recent amendments to the Governance Committee Charter were approved by the Board on December 11, 2024 to include the review of director interlocks and charitable and political donations policies.
The Health, Safety & Environment Committee Charter was revised and re-approved by the Board on February 15, 2022.

The Audit Committee Charter is reviewed annually and has undergone amendment over time supporting various governance and regulatory developments. In February 2020, it was revised to provide, among other things, that the Audit Committee would have oversight responsibility over the information technology, cyber security and information systems risks and on April 20, 2021, following the listing of Common shares on the NYSE, the Audit Committee Charter was further revised for compliance with NYSE rules and regulations and conformity with best corporate governance practices. These changes included certain administrative matters such as setting out the matters under the Audit Committee’s oversight responsibility, other disclosure-oriented process items such as specifying that the Audit Committee will review with management and the Auditor all news releases that contain first time disclosure of significant financial information and certain technical items such as setting out in detail the independence and financial literacy qualifications for Audit Committee members. Housekeeping amendments to the Audit Committee Charter were made in April, 2024. On September 10, 2025, the Audit Committee Charter was amended to expand the oversight of information technology to capture identification of risks related to artificial intelligence and other new or emerging technologies.
The HR&C Committee Charter is reviewed annually. It was last updated on February 11, 2021, to provide for conformity with best practices related to engagement of outside advisors or consultants and the NYSE rules for determination of independence of HR&C Committee members and on December 7, 2021, to approve amendments that were part of the adoption of the Pension Oversight Committee of management into the governance structure.
The Company continues to review its Committees’ charters for updates and changes as may be required in connection with best practices and regulatory and stock exchanges requirements and will continue to monitor and update its Committees’ charters as necessary to comply with applicable law and current best governance practices.
These materials may be viewed on our website at www.westfraser.com.
Minimum Equity Holding
Under our Equity Holding Requirements Policy, the minimum equity holding requirement for Directors is a number of Shares or DS Units having a value of not less than three times a Director’s total annual base and equity retainers. Based on the current retainer amounts, this would total $660,000.
Shares, DS Units, Norbord DSUs (in the case of Mmes. Lawson and McMorrow) and RS Units held by a Director are eligible to be included in determining whether the minimum equity holding requirement has been met (but Options and PS Units are not eligible). For the purposes of such calculation, Shares, DS Units and Norbord DSUs (in the case of Mmes. Lawson and McMorrow) held by a Director will be valued annually based on the greater of (1) their original cost or grant date value, and (2) the closing price on December 31 of the most recently completed financial year (or, if such date is not a trading date, on the last trading date of such year). This policy requires that all Directors meet the minimum equity holding requirement within five years of election or appointment and, if after any annual valuation of a Director’s equity holdings, the value of the Director’s holdings falls below the requirement, the Director will have one year to regain compliance.
If a Director exceeds the minimum equity holding requirement, the Director may elect to receive, in lieu of DS Units, all or a designated portion of their annual equity retainer in cash.

For a description of the equity holdings of the Directors as of the Record Date, see the chart under the heading “Payment of 2025 Compensation”. The equity holding requirements for senior executives are described under “Executive Equity Holding Requirements”.
Director Equity Holdings
(as at December 31, 2025)

Name	Shares	DS Units	Total	Value[1] ($)	Meets Requirement?
Hank Ketcham	395,896	4,251	400,147	33,600,344	Yes
Sean P. McLaren	27,815	Nil	27,815	2,335,626	Yes
Doyle N. Beneby[2]	3,223	3,639	6,862	576,202	Yes[2]
Eric L. Butler	5,000	2,956	7,956	668,065	Yes
Reid E. Carter	3,000	17,304	20,304	1,704,927	Yes
John N. Floren	Nil	13,011	13,011	1,092,534	Yes
Ellis Ketcham Johnson	1,004,990	Nil	1,004,990	84,389,010	Yes
Brian G. Kenning	1,000	9,774	10,774	904,693	Yes
Marian Lawson[3]	Nil	8,147	8,147	684,104	Yes
Colleen M. McMorrow[3]	Nil	11,007	11,007	924,258	Yes
Janice G. Rennie	1,000	21,964	22,964	1,928,287	Yes
Gillian D. Winckler	1,750	11,265	13,015	1,092,870	Yes
Notes:
1.Except as noted, value is based on the TSX closing price on December 31, 2025 of $83.97. Equity holdings and compliance under the Equity Holding Requirements Policy are valued and assessed annually.
2.Mr. Beneby was elected a Director on April 18, 2023. Each Director is permitted to meet the minimum shareholding requirement within five years of their appointment. West Fraser’s Equity Holdings Requirements Policy enables a director to meet the minimum holdings threshold by using in respect of DSUs the greater of: (i) their original cost or grant date value, and (ii) the closing price on December 31 of the most recently completed financial year. Mr. Beneby’s original cost of Shares exceed the TSX closing price of his Shares on December 31, 2025 and on this basis his value exceeds the minimum holdings threshold.
3.DS Units held by Mmes. Lawson and McMorrow include both DS Units and Norbord DSUs, which have been adjusted by the Exchange Ratio and to be paid in Common shares in accordance with the terms of the Norbord Acquisition. See “Norbord DSU Plans”.
Mandate of the Board
Our Board has expressly assumed overall responsibility for the stewardship of the Company, including responsibility for: (i) adoption of a strategic planning process and approval of a strategic plan; (ii) identification of the principal risks to our business and implementation of appropriate systems to manage these risks; (iii) succession planning, including appointment, training and monitoring of our senior management; (iv) implementation of a communication policy regarding our disclosure of corporate information; and (v) ensuring the integrity of our internal controls and management information systems including accounting systems.
The Board met six times in 2025. Independent Directors also met without management at every Board meeting in 2025. During the regularly scheduled meetings, the Board received, reviewed and contributed to management’s strategic planning and operating and capital plans, taking into account identified business opportunities and business risks. In conjunction with the ongoing planning process, the Board regularly reviews, with management, the strategic environment, the emergence of new opportunities and risks, and the implications for our strategic direction.

The Board has, with the advice of management, identified the principal risks to our business and has overseen management’s establishment of systems and procedures to ensure that these risks are monitored. These systems and procedures provide for the effective management of our manufacturing assets, forest resources and financial resources, and compliance with all regulatory obligations. Management prepares and submits annually to the Board a matrix identifying key short-term and long-term enterprise risks together with an analysis of each risk and management’s mitigation strategy. In addition, management regularly reports to the Board on key evolving or new focus risks. The annual risk matrix and the focus risks are reviewed by the Board and consideration is given to any changes in circumstances that could either heighten or diminish the nature of a particular risk. The Board understands that our major risks are associated with economic conditions, including international trade, tariffs and geopolitical risks, commercial strategy, safety, the environment, climate change and sustainability, access to raw materials, our product end markets, recruitment and retention, cyber security, information security, information technology and artificial intelligence, capital planning and execution, together with those risks set forth in the "Risks and Uncertainties" section of our 2025 MD&A. At the Board meeting in September 2024, the Board participated in a multi-day session on management’s approach to artificial intelligence within the business, including presentations from leading third-party advisory and consulting companies in the sector. In 2025, the Audit Committee Charter was expanded to include oversight of information technology to capture identification of risks related to artificial intelligence and other new or emerging technologies.
The Board receives and reviews regular reports on our operations, including reports dealing with safety and environmental issues.
The Board is responsible for the supervision of our senior management to ensure that our operations are conducted in accordance with objectives set by the Board. All appointments of senior management are approved by the Board. As part of our planning process, succession planning for senior management positions is regularly reviewed and discussed.
ESG Oversight
Our commitment to sustainability starts at the top and at the Board level. Our Board of Directors is responsible for overseeing overall management and integration of sustainability, climate change and environmental, social, and governance (“ESG”) matters throughout the Company. This includes overseeing sustainability strategies, monitoring the practices of the Company relating to health and safety and people and culture and receiving regulatory updates. The Board’s goal is to ensure we operate as a sustainable business, optimizing financial returns while effectively managing risk. ESG governance, risk oversight and disclosure is a regular topic of discussion at Board and committee meetings.
The Company’s approach to ESG continues to grow and evolve in line with the needs, demands and expectations of its shareholders, regulators and stakeholders. In 2021, the Board and management conducted a comprehensive review of our sustainability and ESG-related approach and evaluated both the best practices and approaches of our peers.
As a result of the review, our Board has delegated oversight of certain ESG responsibilities to its Committees and management, which report their findings and provide recommendations to the Board. As ESG is a cross-functional discipline encompassing a wide range of issues, and thus is relevant to all Committees, different aspects of our ESG performance fall under each of our Committees and management. The Committees work together with management to identify ESG issues most pertinent to the Company’s business and its key stakeholders, and to help develop the policies and processes to integrate ESG into the Company’s long-term strategy and risk management responsibilities. The Board and its various Committees typically consider climate-related matters at the majority of its meetings annually.
Oversight of governance-related ESG policies and programs is a responsibility that was specifically added in 2021 to the Charter of the Governance Committee, which also is responsible for monitoring diversity at the Board level, corporate governance practices and compliance with the Code of Conduct. In addition to oversight responsibility for the Company’s annual financial statements and audits, the Audit Committee ensures that financial risks, compliance matters and ethics complaints are properly managed and addressed. The HR&C Committee oversees the goals and risks associated with the Company’s compensation programs and oversight of the equity holding policy and the clawback policies. The Health, Safety and Environment Committee is responsible for, among other things, overseeing the Company’s key environmental and sustainability objectives established by management and the Board and reviewing the Company’s current sustainability report. Furthermore, management reports to the Board on issues related to stakeholder engagement, particularly with respect to relationships with local communities and Indigenous peoples and our actions to meaningfully advance reconciliation.
At the management level, West Fraser’s CEO and executive team are responsible for implementing the Company’s strategy and sustainability targets. The Vice-President, Canadian Woodlands oversees compliance with Canadian forestry regulations and certification. He is responsible for the practice and maintenance of sustainable forest management, strategic issues with regard to forest management-related environmental performance, climate risks and opportunities, and forest carbon. Energy reduction initiatives are led by our engineering group with support from our Sustainability team contributors. The Chief Environment and Sustainability Officer is responsible for the Company’s sustainability report. She assists West Fraser’s operations with their environmental performance and regulatory obligations under climate and carbon policy and regulations, including greenhouse gas emission reporting and strategic issues associated with climate risks and opportunities and forest carbon.
On February 15, 2022, we announced a commitment to set and we set science-based targets to achieve near-term greenhouse gas reductions across all our operations located in the United States, Canada, United Kingdom and Europe. In April 2023, the Science Based Targets Initiative completed its validation of the science-based targets we set in the first quarter of 2022. The Board is responsible for oversight of climate-related targets and management reports progress against those targets to the Board.
West Fraser is preparing for emerging sustainability-related regulatory requirements by aligning to internationally-recognized International Sustainability Standards Board standards, Corporate Sustainability Reporting Directive, European Union Deforestation Regulation and the Taskforce on Nature-related Financial Disclosures. This includes policy development, management systems integration, and enhanced performance tracking related to environment and social impacts.
A snapshot of the Board’s delegated responsibilities to its Committees as related to ESG matters is as follows:

Corporate Disclosure Policy
The Board has, as part of our Governance Policy, approved a corporate disclosure policy (the “Corporate Disclosure Policy”), to be overseen by a disclosure committee (the “Disclosure Committee”) that is intended to ensure that all material information relating to the Company is communicated appropriately to our Shareholders and the public. The Corporate Disclosure Policy is reviewed annually and was most recently revised on December 12, 2023 to include certain clerical updates and requires materials posted to certain areas of the Company’s website have prior review under the policy. The Corporate Disclosure Committee is a minimum of five members and maximum of seven members, comprised of the CEO, the Executive Vice-President and CFO and senior leadership from operations, sales and legal as designated by the CEO and the Executive Vice-President and CFO from time to time.

Under the Corporate Disclosure Policy, the Disclosure Committee is responsible for reviewing and approving all material continuous disclosure, including annual and interim financial statements, management discussion and analysis and financial results press releases, other press releases that contain material information or disclosure of first-time significant financial information, information circulars, annual information form, annual reports, prospectuses and other offering or tender documents. The Disclosure Committee reviews these materials before they are provided to the Board or the applicable Board committee for review and approval. The Corporate Disclosure Policy may be viewed on our website at www.westfraser.com. In addition to annual meetings of Shareholders, meetings are held from time to time each year between management representatives and various investors, investment analysts, credit rating agencies and financial institutions, all of which are governed by the Corporate Disclosure Policy.
Audit Committee
The Board, through the Audit Committee, is responsible for overseeing our financial reporting and audit process and requiring that management has designed and implemented and maintains an effective system of internal controls and management information systems. The Audit Committee generally meets twice annually with the Auditor to discuss the annual audit. These meetings are in addition to regular meetings, in which the Auditor participates, during which the Audit Committee reviews and approves certain of our quarterly reports. The Audit Committee has been delegated the authority to approve our quarterly financial statements and quarterly earnings announcements before publication, other than those related to the fourth quarter and annual results. At regular meetings, the Audit Committee also meets separately and in-camera with the Auditor without management and separately and in-camera with management without the Auditor. The Audit Committee has complete and unrestricted access to the Auditor.
In 2025, the Audit Committee focused on these key areas:
•reviewing significant accounting and financial reporting issues and assessing the appropriateness of our financial reports;
•overseeing and assessing the adequacy and effectiveness of our internal control procedures over annual and interim financial reporting;
•managing our relationship with the Auditor, through, among other things, a formal review of the performance of the Auditor;
•reviewing with management the adequacy and effectiveness of our systems for monitoring compliance with financial reporting and disclosure laws, including disclosure controls and procedures;
•overseeing compliance with our Code of Conduct and the process through which complaints (including regarding accounting, internal accounting controls or auditing matters or other misconduct) are received and dealt with, including confidential and anonymous submissions and those that are of a sensitive or “whistleblower” nature; and
•identifying and overseeing our principal information technology, cyber security, information security and information technology networks and information systems risks.

In order to provide reasonable assurance that our financial reporting is complete, fairly presented and employs appropriate accounting principles, the Audit Committee reviews the following documents with management and the Auditor and recommends them to the Board for approval:
•annual and interim financial statements and reports; and
•the related management’s discussion and analysis of financial performance.
The Audit Committee reviews with management and the Auditor relevant and applicable legal and regulatory developments and the adoption and disclosure of new accounting standards. It also assesses the potential impacts of choosing between accounting alternatives.
As part of its mandate, the Audit Committee is responsible for reviewing any related party transaction in which a Director or a member of senior management has an interest, and making recommendations to the Board. The Audit Committee reviews such transactions in accordance with applicable legislation to ensure they reflect market terms and conditions, are at commercial arm’s length terms, and are in the best interests of the Company. The Audit Committee has the ability to retain independent advisors to provide advice on any proposed related party transactions. Any recommendations or advice pertaining to a specific matter is then communicated to the Board.
In connection with the Board’s overall enterprise risk management responsibility, the Audit Committee of the Board has been delegated the responsibility to, with the advice of management, identify the principal financial and audit risks of the Company and establish systems and procedures to ensure these principal financial and audit risks are monitored, and to make recommendations to the Board, which will include discussions with management relating to identification of key risks, including, without limitation significant financial risk exposures, significant audit risks, and the principal information technology risks, including cyber security, data protection, information security and information systems risks; the establishment of systems and procedures to ensure these risks are monitored; the steps management has taken to assess, monitor and control, manage or mitigate the Company’s exposures to these risks; the adoption of controls to prevent and detect fraud or improper or illegal transactions or payments and to ensure compliance with anti-fraud and anti-bribery laws; implementing guidelines and policies to govern the process by which risk assessment and management is undertaken and monitoring and reviewing, at least annually and more frequently as may be required, the processes and controls designed to identify, assess, monitor and manage the risks referred to above.
The Audit Committee receives regular briefing materials from management, at least semi-annually, on information technology, cyber security, information security and information technology networks and information systems risks, including details of top threats, risk management activities, vendor and supply chain monitoring, and internal training and awareness programs.
We rely on industry accepted security measures and technology to protect our information systems and confidential and proprietary information.  Our information security management systems are aligned with the NIST Cybersecurity Framework 2.0. See the “Risks and Uncertainties – Information Technology” and “Risks and Uncertainties – Cyber Security” sections of our Management’s Discussion and Analysis for the year ended December 31, 2025, for a discussion of the related risks and uncertainties associated with our business. The Company does not carry cyber security insurance.

Decisions Requiring Prior Approval by the Board
The Board has overall responsibility for the stewardship of the Company. Any responsibility that is not delegated to management or to a Committee remains with the full Board. We maintain policies with respect to matters requiring prior approval of the Board. These policies, and understandings between management and the Board through previous Board practice and accepted legal practice require that our annual operating and capital plans, significant capital expenditures and all transactions or other matters of a material nature involving the Company or any of its subsidiaries must be presented by management for approval by the Board.
Shareholder Feedback and Concerns
The Board and management welcome interaction with our Shareholders and believe that it is important to have direct regular and constructive engagement with our Shareholders to permit open dialogue and the exchange of ideas.
West Fraser communicates with its Shareholders and other stakeholders through various channels, including our annual report, management information circular, annual information form, quarterly reports, news releases, website, presentations at investor and industry conferences and other materials prepared in connection with the continuous disclosure requirements of the TSX, the NYSE and securities regulatory authorities. In addition, our quarterly earnings call is open to all Shareholders. Our website, at www.westfraser.com, also provides extensive information about the Company and all news releases issued by us are available on the website for viewing.
We maintain a policy of ongoing communication with investors and with representatives of the investment community. This process consists of periodic meetings with investment fund managers and investment analysts as well as individual investors and Shareholders, although always in circumstances that assure full compliance with disclosure requirements.
Inquiries by Shareholders are directed to, and dealt with by, members of senior management. Shareholders and potential investors are encouraged to communicate on any issues, including those relating to executive and Director compensation, directly with members of our senior management. All communications are subject to our Corporate Disclosure Policy. Shareholders may communicate their views to senior management by contacting our main investor contact as set out below:
West Fraser Timber Co. Ltd.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6C 3E8
Attention: Anil Aggarwala, Treasurer
Email: shareholder@westfraser.com

Our Board values regular and constructive engagement with Shareholders and encourages Shareholders to express their views on governance matters directly to the Board. Questions regarding our governance practices can be sent to the Chair as set out below:
West Fraser Timber Co. Ltd.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6C 3E8
Attention: Chair of the Board
Expectations of Management
The Board has determined its expectations of management, which include provision of information and implementation of processes that enable the Board to identify risks and opportunities for the Company, the identification of appropriate comparisons and benchmarks against which our performance may be measured, and the provision of information and data that permits the Board to monitor ongoing operations, and management understands these expectations. As part of the ongoing process of monitoring the performance of management, the Board receives operational updates on each of our business units at each Board meeting. These updates compare actual performance to our annual plan and historical results and include a discussion of all significant variances.
As part of the monitoring process, the CEO submits to the Board at the beginning of each year a written report setting out goals, expectations and priorities for the year. These are reviewed by the Board and may be varied based on the Board’s comments. At the end of the year, a report is submitted to the Board by the CEO that sets out achievements relative to the original goals and expectations. Both the Board and the CEO expect that the level of those achievements will be taken into account when establishing the CEO’s compensation for the following year.
Composition of the Board
Independence
We are required to assess and disclose which of our Directors are, or are not, “independent” of management as that term is used in National Instrument 52-110 – Audit Committees (“NI 52-110”). We also assess the independence of our Directors under the applicable rules of the NYSE. 11 of our 12 current Directors are independent, while Sean McLaren is considered not independent. Below is a summary of the basis of our determinations in respect of all current and proposed Directors:

Name	Determination and Basis
Hank Ketcham	Independent (see commentary below)
Sean P. McLaren	Non-independent (Basis for Determination: Currently our President and CEO)
Doyle N. Beneby	Independent
Eric L. Butler	Independent
Reid E. Carter	Independent
John N. Floren	Independent
Ellis Ketcham Johnson	Independent (see commentary below)
Brian G. Kenning	Independent
Marian Lawson	Independent
Colleen M. McMorrow	Independent
Janice G. Rennie	Independent
Gillian D. Winckler	Independent
Where an individual is, or has been within the last three years, an employee or executive officer of an issuer, NI 52-110 provides that such individual is deemed to have a material relationship with the issuer and thus would be considered non-independent of the issuer.
Hank Ketcham was appointed our President and CEO in 1985 and assumed the role of Chair of the Board in 1996. In 2012, he relinquished the title of President and, on March 1, 2013, Mr. Ketcham retired as our CEO and was designated as our Executive Chair of the Board. Hank Ketcham retired from his role as our Executive Chair effective April 19, 2016 and assumed the position of Chair of the Board.
As of the Record Date, more than twelve years have elapsed since Hank Ketcham served as an executive with the Company, and nine years have elapsed since Hank Ketcham ceased being an Executive Chair. Mr. Ketcham does not engage in any related party transactions with the Company and does not have any consulting, advisory or other contractual arrangements with the Company outside of his role as the non-executive Chair and a member of the Board.
Having regard to Hank Ketcham’s past relationships with the Company and considering his current relationships with management and the Company and the passage of time and other factors, the Board determined that there are no “material relationships” (within the meaning of NI 52-110) which could, in the view of the Board, be reasonably expected to interfere with Hank Ketcham’s exercise of independent judgment.
The Board also considered the issue of the Chair’s relationship with management in the context of the need to ensure the Board’s independence from management and determined that the Chair is sufficiently aligned with Shareholder interests to ensure Board independence from management. The Chair is a director and shareholder, and is related to the other directors and shareholders, of Ketcham Investments, Inc., whose shareholdings are described under “Voting Securities and Principal Shareholders”. The Board also considers that these relationships assure that the interests of the Chair are closely aligned with Shareholder interests.
Ellis Ketcham Johnson was appointed to the Board at the Company’s annual general meeting held April 20, 2021. Ellis Ketcham Johnson is a cousin of Hank Ketcham, the Company’s current Chair and former member of our management. The Board has considered this relationship and interest, including the shareholding interests of Ellis Ketcham Johnson and those of Hank Ketcham, and the fact that neither Ellis Ketcham Johnson nor Hank Ketcham are executives or employees of the Company and do not have any other material financial, familial or other relationship with the Company or its executives, and has determined that Ellis Ketcham Johnson is sufficiently independent of our management and has interests aligned with Shareholders to the extent that such independence qualifies her to be a member of the Board and make a valuable contribution in that role.
The Governance Committee is currently comprised of Reid Carter (Chair), John Floren, Brian Kenning, Ellis Ketcham Johnson and Janice Rennie, all of whom are independent Directors. The Governance Committee was reconstituted to its current membership effective April 18, 2023. The Governance Committee meets without any members of management present as part of each regularly scheduled meeting of the Board. There were four such meetings during 2025.
Diversity – Board and Executive Officers
The Company is committed to providing equal opportunities for individuals who have the necessary qualifications for employment and advancement within the Company. The Company’s objectives include providing an equal opportunity for employment and advancement and a work environment that is free of discrimination and harassment, including based on gender, race, ethnicity, disability or sexual orientation. The Company believes inclusive diverse teams build vibrant workforces, safer operations, and a stronger and more competitive company overall.
If all of the management nominees are elected to the Board, 4 of the 10 of the independent Directors (40%) on the Board and 4 of the 11 directors (36%) will be women and 2 of the 10 independent Directors (20%) on the Board and 2 of the 11 directors (18%) will identify as non-gender diverse or visible minorities.
The Company and its major subsidiaries have in the aggregate thirteen executive officers, including two executives who are gender or non-gender diverse/visible minorities. Although the Company has not adopted any formal targets regarding gender or non-gender diverse candidates in Director and executive positions, we do consider diversity when considering Director candidates and making employee hiring or advancement decisions.
In 2019, we adopted the Board Diversity Policy (described below). The Company firmly believes that all of its stakeholders benefit from the broader exchange of perspectives and balance brought by diversity of background, thought and experience. The Company’s commitment to inclusion and diversity is demonstrated through several facets, including initiatives in recruitment and retention, diversity and inclusion training, the consideration of diversity in employee development and advancement decisions, and workshops for identified diverse successors.
The Company does consider diversity to be important and believes that its current framework for evaluating Board and executive officer candidates takes into account diversity along with a broad variety of factors the Company considers appropriate. The Company also encourages female and minority candidates to apply for vacant positions, and the Company is an equal opportunity employer.
The Company strives to create workplaces and leadership teams that are reflective of the diverse communities where we live and work. Creating a culture of belonging for all employees aligns with our other core values of teamwork, respect, humility, and integrity. Our approach applies to all levels of our organization and is foundational to achieving our strategic objectives to attract and retain engaged, talented, and high-performing people.

The Company’s objectives in advancing or recruiting new candidates is to attract, employ and retain engaged, talented and high-performing individuals who bring value to the Company and its Shareholders by possessing a suitable mix of qualifications, experience, skills and expertise. It is ultimately the skills, experience, characteristics and qualifications of the individual that are most important in assessing the value the individual could bring to the Company.

Board Diversity Policy

The Company recognizes the benefits of inclusion and diversity in its broadest sense and considers inclusion and diversity at the Board level to be an essential element of Board effectiveness. The Company views inclusion and diversity on the Board as leading to a better understanding of opportunities, issues and risks; enabling stronger decision-making; and ultimately improving our performance and ability to provide strategic oversight and maximize Shareholder value. To continue progress on this goal, in February 2019, the Board adopted a formal, written policy relating to Board diversity, including gender diversity (the “Board Diversity Policy”). The purpose of the Board Diversity Policy is to promote an environment within the Company that will attract and advance those Director candidates with the widest range of knowledge, skills and experience. While all Director appointments are made based on merit, the Board expects that when selecting and presenting candidates to the Board for appointment, the Governance Committee will consider not only the skills, experience and expertise of a candidate, but also other factors, including gender, race, ethnicity, age and geography to ensure that the Board has a diverse membership. Moreover, the Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the relevant skills and experience can play in contributing to a diversity of perspectives on the Board.

While the Board does not support fixed percentages or quotas for achieving diversity, in recruiting candidates for nomination, the Board and the Governance Committee consider a variety of factors including decision-making ability, skill, geography, experience with businesses of a comparable size, diversity of backgrounds and perspectives, gender, race, ethnicity, age, the interplay of a candidate’s skills and experience with the skills and experience of other Board members and the extent to which a candidate would be a desirable addition to the Board.

The Governance Committee may from time to time consider adopting measurable objectives for achieving diversity on the Board, including gender and minority diversity, and recommend such objectives to the Board for adoption.

The Board Diversity Policy requires the Governance Committee to review and monitor the implementation of the policy on an annual basis to ensure its effectiveness and report the results of its review to the Board. The Board currently has five female Directors. A copy of the Board Diversity Policy is available on the Company’s website at www.westfraser.com.

In addition to the Board Diversity Policy, the charter of the Governance Committee provides that the Governance Committee will review and make recommendations to the Board on the composition of the Board in order to ensure that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds, with a view to facilitating effective decision-making. Similarly, in the process of identifying candidates for executive officer appointments, the Company considers whether our senior executive group consists of persons with sufficiently diverse and independent backgrounds.

Serving on Other Boards
Each of Doyle Beneby, Eric Butler, John Floren, Marian Lawson, Colleen McMorrow and Gillian Winckler, who are each standing for re-election at the Meeting, is an active corporate director serving on one or more other corporate boards. The Board and the Governance Committee have reviewed each of the board memberships of the nominees to the Board and determined that they have devoted, and are expected to continue to devote, the required time and attention to discharge their duties as members of our Board.
Each of Doyle Beneby, Eric Butler, John Floren, Marian Lawson, Colleen McMorrow and Gillian Winckler have demonstrated a strong understanding of West Fraser’s business, have been and are well prepared for all Board and Committee proceedings, and make consistent and valuable contributions to those proceedings. In 2025, Messrs. Butler and Floren, and Mmes. Lawson, McMorrow, and Winckler each maintained a 100% attendance record at Board and Committee meetings. Mr. Beneby attended 83% of the Board meetings (5 of 6 meetings), 100% of the Audit Committee meetings and 67% of the Health, Safety & Environment Committee meetings (2 of 3 meetings) on account of an issue beyond his control. They also made themselves available to meet with management and fellow Directors, and attend tours of the Company’s facilities on an ad hoc basis whenever required to do so.
The disclosure under “Information regarding Nominees for Election as Directors” lists the other public company directorships held by our Directors. The Governance Committee considers the participation of any new nominee to the Board on any other boards or committees, and any interlocking directorships with existing Board members or existing officers. West Fraser does not limit the number of outside directorships. The Governance Committee discusses our Director expectations with potential candidates to ensure the candidates understand the time commitments and expectations before agreeing to be nominated as a Director of the Company.
Committees of the Board
The Board has concluded that Committees should be kept to a minimum so that all members of the Board are able to participate in discussions on significant issues. Matters that are outside of management’s authority are reported to and approved by the Board.
Committees may engage outside advisors at the expense of the Company. Under the Governance Policy, an individual Director may, with the approval of the Board, retain an outside advisor at the Company’s expense.
The Board has appointed the following four Committees, each of which is comprised entirely of Directors who are not members of our management: Audit Committee; HR&C Committee; Health, Safety & Environment Committee; and Governance Committee.
In order to facilitate open and candid discussion, in-camera sessions are held at every Committee meeting without management present. It is also the practice of each Committee to meet in-camera during each of its meetings. Topics discussed at these meetings include, but are not limited to, Board processes, succession planning, executive assessments, organizational changes, and strategy.
Each Committee chair helps ensure that their Committee governs itself independently of management and discharges its mandate in accordance with the Committee’s charter. Each chair also sets the agenda for their Committee meetings in consultation with other members of the Committee, the Board and senior management, as needed.

Audit Committee
Chair:    Gillian D. Winckler
Other Members:    Doyle N. Beneby
Reid E. Carter
Colleen M. McMorrow
The Audit Committee is responsible for reviewing our annual financial statements and making recommendations as to the approval of the annual financial statements by the Board. Material issues related to the audit of our internal control and management information systems are discussed by management representatives and the Audit Committee as they arise. The Audit Committee has been delegated the authority to approve our quarterly financial statements and quarterly earnings announcements before publication other than those related to our fourth quarter and annual results. The Audit Committee has direct access to the Auditor and is responsible for approving the nomination, and establishing the independence, of the Auditor. The role of the Audit Committee has been discussed at various times with our Auditor.
Under NI 52-110, the Audit Committee must be comprised of independent directors. An “independent director” is a director that has no direct or indirect material relationship with the Company, including not being affiliated with management or the Company in terms of specific familial or commercial relationships. Each member of our Audit Committee is considered “independent” and, in addition, “financially literate” as such terms are used in NI 52-110. In addition, we require at least one member of the Audit Committee to qualify as an audit committee financial expert. An “audit committee financial expert” is a director who possesses the specific financial expertise to satisfy the requirements of the applicable regulations and rules of the United States Securities and Exchange Commission. Our Board has determined that Gillian D. Winckler, the chair of the Audit Committee, qualifies as an "audit committee financial expert".
Additional disclosure concerning the Audit Committee is contained in our Annual Information Form. The full text of the Audit Committee Charter, which forms part of our Annual Information Form, is available for viewing on our website at www.westfraser.com. The Audit Committee Charter is reviewed at least annually and was last revised as described above by the Board on September 10, 2025.
Human Resources & Compensation Committee
Chair:    Brian G. Kenning
Other Members:    Eric L. Butler
John N. Floren
Marian Lawson
Janice G. Rennie
The HR&C Committee consists of at least three members who must be independent directors. The independence of each Director on the HR&C Committee is determined in accordance with the applicable securities laws and in accordance with the applicable rules of the NYSE.
The HR&C Committee is responsible for reviewing and making recommendations to the Board with respect to the remuneration of our executive management and the remuneration of each Director, and has the authority to grant Options to officers and employees under our Stock Option Plan (described below), although in practice the Board gives final approval of all Option grants. The HR&C Committee reviews the remuneration of Directors and executive management biennially. The HR&C Committee oversees succession planning of our executive management and reviews and makes recommendation to the Board on proposed executive management appointments. Under its mandate, the HR&C Committee is authorized to retain or obtain the advice of independent compensation consultants, legal counsel and other advisors.
The HR&C Committee reviews the HR&C Committee Charter at least annually. In connection with the listing of the Common shares on the NYSE on February 1, 2021, the Company revised the HR&C Committee Charter on February 11, 2021 to address certain NYSE requirements. Further amendments related to the NYSE listing were also made on December 7, 2021. The HR&C Committee Charter may be viewed on our website at www.westfraser.com.
Health, Safety & Environment Committee
Chair:    John N. Floren
Other Members:    Doyle N. Beneby
Marian Lawson
Colleen M. McMorrow
Gillian D. Winckler
The Health, Safety & Environment Committee is responsible for monitoring our health, safety and environmental performance, including West Fraser’s short- and long-term environmental and sustainability objectives and assessing the Company’s performance with respect to such objectives. The Health, Safety & Environment Committee conducts an ongoing review of our health, safety and environment related policies and performance, including compliance with applicable laws and regulations. The Health, Safety & Environment Committee also reviews the suitability and effectiveness of safety and environment management systems and the environment sustainability certification programs to which we subscribe. The Committee is also responsible for periodically reviewing West Fraser’s disclosure of responsibility, sustainability, and health, safety and environmental reports.
The Health, Safety & Environment Committee Charter is reviewed at least annually and was last revised by the Board on February 15, 2022. The Charter of the Health, Safety & Environment Committee may be viewed on our website at www.westfraser.com. Additional information about our environmental, social and governance policies and practices can be found on the “Responsibility” section of our website and in our Responsibility Report on our website, as well as in our Annual Information Form that can be found on our website and also under our profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
Governance & Nominating Committee
Chair:    Reid E. Carter
Other Members:    John N. Floren
Ellis K. Johnson
Brian G. Kenning
Janice G. Rennie
The Governance Committee is comprised of Directors, each of whom is “independent” of management as that term is used in NI 52-110. The Governance Committee is responsible for providing support for the governance role of the Board and, as part of that support, reviews and makes recommendations on the composition of the Board, periodically assesses the function of the Board and its Committees, and monitors developments in corporate governance. The Governance Committee is also responsible for reviewing and monitoring the Company’s exposure to risks and opportunities related to governance practices, ethics, compliance, and independence of Directors. In addition, the Governance Committee is responsible for establishing criteria and procedures for identifying candidates for election to the Board, engaging search firms, where necessary, and recommending to the Board nominees to stand for election as Directors. The Governance Committee Charter is reviewed annually and was last revised by the Board on December 11, 2024. The Governance Committee Charter may be viewed on our website at www.westfraser.com.
Orientation Program and Continuing Education
New Directors receive a broad range of materials that provide both historical and forward-looking information concerning West Fraser, its operations, senior management and the Board, and its strategic objectives. As part of our orientation program, new Directors have an opportunity to meet with senior management to discuss our business, receive historical and current operating and financial information and are encouraged to tour our facilities. Directors have access to an archive of Board materials, including management presentations from prior meetings, the Company’s key policies, codes and mandates and briefings on the Company’s operations, business and key issues. Depending on new director skills and experiences, the Governance Committee may consider constituting orientation programs to better orient each Director as applicable.
We regularly provide and organize continuing education programs for all Directors. Our continuing education programs include regular presentations by senior executives about emerging issues, risks and topics relevant to our business and operations and the regulatory environment, as well as information packages developed to enhance the Director’s understanding of the subject matter.
Special subjects are also covered with a view to keeping the Directors informed and up to date in relation to industry developments, new legislation that affects operations and distribution, major files and projects, as well as economic, political, sustainability and ESG trends. External experts are also invited from time to time to speak on various topics. Committee chairs may also coordinate education sessions on specific topics for their Committee members.
The continuing education sessions and presentations by our senior executive and external experts to our entire Board during 2024 and 2025 included the following subject matter and topics:

Subject	Topic	Presenter
2025
Sustainability	•Environment & Sustainability Update	Senior Management
Regulatory & Government Affairs	•Governance Policy Update	Senior Management
	•Western Canada Indigenous Relations Update	Senior Management
Technology	•People & Technology Update	Senior Management
	•West Fraser Remote Operations Center	Senior Management
	•Cyber Security Update	Senior Management
Operations	•Lumber Market Trends and Supply Outlook	Senior Management
	•Uncovering Opportunities in U.S. Housing	External Experts
	•Commercial Strategy & Value Creation	Senior Management
	•First Nation Presentation	Senior Management
	•Wood Species in Dimensional Lumber	External Expert
	•Delivering Results in North America - People & Capital	Senior Management
	•American Wood Council: Protect and Grow the Market for Structural Wood	External Experts
	•Capital Markets and Takeover Preparedness Update	Senior Management
	•Market Research Presentation	External Experts
	•North American Growth Opportunities	Senior Management
	•European Growth Opportunities	Senior Management
	•Customer Furniture Presentation	External Experts
	•OSB - Industrial and Specialty Strategy	Senior Management
	•North American Macro Overview	Senior Management
2024
Sustainability	•Environment and Social Performance Update	Senior Management
	•Sustainability and Environment Update	Senior Management
Regulatory & Government Affairs	•B.C., Canada and U.S. Political Update	Senior Management
Technology	•Artificial Intelligence - Introduction and Manufacturing Impact	External Experts
	•Artificial Intelligence in Lumber	External Expert and Senior Management
	•Artificial Intelligence in OSB	External Expert and Management
Operations	•European Strategic Review	Senior Management
	•Market Strategy	Senior Management
	•Western Canada Strategy, Key Issues and Outlook	Senior Management
	•OSB and Lumber Customer Engagement	External Experts
	•U.S. People Excellence	Senior Management
Board proceedings also include regular review of risk factors including detailed reviews of focus risks and periodic presentations by management and outside industry experts on important and evolving issues. Directors also visit and tour certain of our facilities on a regular basis which contributes to a more complete understanding of our business. Site visits also give Directors an opportunity to meet directly with management and other employees in those areas or regions.

Each of our Directors has had, or currently has, executive or Board of Director responsibilities and there is a regular sharing of those experiences, which assists our Board in identifying and adopting, on a continuing basis, best corporate governance practices.
A key part of each regularly scheduled Board meeting is a business overview provided by the CEO. This overview includes an operational and financial review, but also provides perspectives on growth strategies, human resources, political, legal and regulatory issues and material changes in our risk environment. These discussions help our Directors to understand the full scope of our underlying business environment when making decisions that affect our future.
We also encourage individual Directors to participate in outside professional development programs. We pay for these expenses as long as the Chair of the Board and the Chair of the Governance Committee approve the program in advance. They are also provided with corporate subscriptions to certain relevant industry publications. A number of our Directors are members of the Institute of Corporate Directors (“ICD”), which provides continuing education for directors through publications, seminars and conferences.
On an ongoing basis, the Company:
•ensures that Directors have timely access to materials and information required to properly discharge their responsibilities;
•maintains a secure Directors’ portal for prompt dissemination of information and provides published information, industry publications, articles of interest and other relevant materials to Directors in between meetings; and
•canvasses Directors for suggestions as to topics and issues for which they would like to receive a presentation, briefing or report.
Individual Directors attended and, in some cases, were participants or presenters at, third party conferences, seminars, webinars and presentations on a broad range of topics in 2023, 2024 and 2025, including the following:

Topic	Presented By
2024 U.S. Election Outlook	Hakluyt
2025 AI Business Predictions	PwC
AI, Science and Society	Economist
AI in the Boardroom	Deloitte
AI Governance	Deloitte
AI Governance & Strategy
A New Regime of Tariffs and Trade	Next Canada
Anticorruption training	Corporate issuers
Artificial Intelligence	ICD
Artificial Intelligence Roundtable for Corporate Directors	KPMG and Microsoft
Artificial Intelligence Introduction	PwC
Board Consideration in Navigating Geopolitical Uncertainty in a Changing Global Landscape	E&Y

Topic	Presented By
Board Cybersecurity Governance during Geopolitical Conflict	ICD
Board Oversight of AI: Opportunities and risks in a rapidly changing landscape	E&Y
Board’s Priorities in 2024	E&Y
Board’s Role CEO Transitions	ICD
Board’s Role Leveraging Human Capital	ICD
Boardroom Financial Essentials	ICD
Canada’s Proposed Cybersecurity Bill Key Insights	ICD
Canada's Strategic Response to Emerging Trade Policies	Deloitte
Canada-US Trade Considerations	E&Y
Canadian Audit Committee Network Roundtable	E&Y
Canadian Directors Network	E&Y
CEO Performance Management	Hugessen
CEO Transitions and ESG action, measurement, disclosure and oversight	E&Y
Charting the Future of Canadian Governance	Deloitte
Corporate Reporting: How is the Landscape Changing?	Toronto Climate Action Network
Corporate Reporting Update	Globe & Mail
Cyber Security Overview	PwC
Cyber Security Presentations and Workshops	Various corporate issuers
Deloitte Audit Committee Webinar – The new global frontier (Climate Change and Global Warming)	Deloitte
Director's and Officer's Liability for Cyber Attacks	ICD
Director Series for Audit Committees – Sustainability Reporting – Navigating evolving expectations and avoiding pitfalls	Deloitte
Edelman Trust Barometer	Edelman
ESG Conference and Sustainability Summit	Scotiabank
ESG Corporate Ratings Review	ISS
Ethics	CPA Ontario
Finance Transformation: Practical Use Cases	PwC
Financial Reporting Developments	E&Y
Four Seasons of Reconciliation	First Nations University of Canada
Future of Sustainability Reporting ISSB Standards	ICD
Generative AI: What Boards Need to Know	Deloitte
Geopolitics in the Year Ahead (Europe, U.S., Asia)	Deloitte
Governing Strategy: Scenarios in the Boardroom	Deloitte
How Directors can Maximize the Power of Internal Audit	KPMG
How to Effectively Comply with the NIS2 Directive	E&Y
Hydrogen Economy	CPA
ICD Annual National Conference	ICD

Topic	Presented By
Impact of Canada’s Deteriorating Relationship with China	E&Y
India Charting the Future of Canadian Governance	E&Y
Indigenous Relations in Canada	Major Drilling
Is it the Board's Job to be Fluent in Geopolitics	ICD Be It Resolved Podcasts
Key Trends in Global Forestry	-
Leadership and Governance Implications of Political and Social Divisions	E&Y
Measuring the Value of Digital Transformation Assets	Deloitte
Metals and Mining: Industry Insights and Financial Reporting Developments	E&Y
National Association of Corporate Directors Annual Conference	NACD
Power, Privilege and Bias (DEI)	Plan International
Preparing for Sustainability Reporting in Canada	E&Y
Proxy Season Preview: Regulatory and Disclosure Updates and the Evolution of ESG: The Agenda for Change	Fasken Institute
Quarterly Audit Committee Update	Deloitte
Quarterly Economic Update	Stephen Poloz
Resilience Planing in Today's World	ICD
Roles of the Human Resources Committee and Management in facilitating an effective year end process	Hugessen
Safety Summit	EPCOR
Steering for Tomorrow: the Board's Role in AI	ICD
Supply Chain Trends and Strategic Considerations (balancing efficiency and resiliency)	E&Y
Tech Trends 2024	Deloitte
The 2022 Board Agenda	KPMG
The New North America	Janice Gross Stein and Rudyard Griffiths
Transmission to Net Zero	ICD
Ukraine/Russian Market Impacts	FEA
U.S. Elections and the Impact on Canada	Deloitte

Meeting Attendance Record
In 2025, the attendance record for Board and Committee meetings was 95%. The following chart sets out meeting attendance records of each of the current Directors during 2025, including each Committee of which the Director is currently a member.

Committees
Director	Board Meetings	Audit	Human Resources & Compensation	Health, Safety & Environment	Governance & Nominating
Hank Ketcham	6 of 6	Nil	Nil	Nil	Nil
Doyle N. Beneby	5 of 6	4 of 4	Nil	2 of 3	Nil
Eric L. Butler	6 of 6	2 of 2[1]	3 of 3	Nil	Nil
Reid E. Carter	6 of 6	4 of 4	Nil	Nil	4 of 4
John N. Floren	6 of 6	Nil	3 of 3	3 of 3	4 of 4
Ellis Ketcham Johnson	6 of 6	Nil	Nil	Nil	4 of 4
Brian G. Kenning	6 of 6	Nil	3 of 3	Nil	4 of 4
Marian Lawson	6 of 6	Nil	3 of 3	3 of 3	Nil
Sean P. McLaren	6 of 6	n/a	n/a	n/a	n/a
Colleen M. McMorrow	6 of 6	4 of 4	Nil	3 of 3	Nil
Janice G. Rennie[2]	5 of 6	Nil	1 of 3	Nil	2 of 4
Gillian D. Winckler	6 of 6	4 of 4	Nil	3 of 3	Nil
Notes:
1.    Mr. Butler ceased to be a member of the Audit Committee on April 23, 2025.
2.    Ms. Rennie is resigning as a Director at the Meeting effective April 22, 2026.

EXECUTIVE COMPENSATION DISCUSSION & ANALYSIS
Human Resources & Compensation Committee Responsibility
The HR&C Committee is responsible for recommending to the Board the level and nature of compensation for executive officers and Directors and may grant Options to officers and employees under the Stock Option Plan, although in practice the Board provides final approval of all compensation matters for Directors and executive officers, including Option grants. In making its determinations, the HR&C Committee has access to comparative data and, if considered appropriate, receives advice from selected independent consultants.
The HR&C Committee is also responsible for reviewing and recommending to the Board the approval of our compensation and benefits (including retirement and pension) philosophy and policies and any incentive compensation plans and equity-based plans and assessing on an ongoing basis whether such compensation and benefits policies are consistent with the sustainable achievement of our business objectives, the prudent management of our operations and risks, and the promotion of adherence to our Code of Conduct, its policies concerning safety and environmental stewardship and other material policies, procedures and controls. In reviewing such policies, the HR&C Committee may consider the recruitment, development, promotion, retention and compensation of executive management and other employees and any other factors that it deems appropriate.
The HR&C Committee also ensures that such compensation and benefit policies do not encourage unwarranted risk taking and undertakes annual risk assessments of these policies either through regular independent or internal reviews of material compensation-related risks. When it reviews and recommends compensation for the CEO and executive management, the HR&C Committee assesses the appropriateness of compensation relative to business risks undertaken by considering, among other things, adherence to our Code of Conduct and other material policies, procedures and controls, as well as any other factors it considers appropriate.
The HR&C Committee is also responsible for overseeing the financial position, governance, administration and compliance with statutory and regulatory requirements of the Company’s pension plans and reporting to the Board annually on these plans. The HR&C Committee also oversees talent development and succession planning for our executive management and annually reports to the Board on such planning.
Composition of the HR&C Committee
The HR&C Committee currently consists of five independent Directors, each of whom has held senior executive roles that have included involvement in executive compensation issues. The HR&C Committee met three times in 2025 to review matters relating to the compensation of executive officers. In addition to meetings, members of the HR&C Committee regularly receive reports and advice from independent consultants and members of executive management on executive compensation issues. None of the members of the HR&C Committee is indebted to the Company.
See also “Human Resources & Compensation Committee”.

Report on Executive Compensation
Compensation Philosophy, Core Values and Methodology
West Fraser’s executive compensation is designed to foster and support long-term, sustainable value creation of the Company and be closely aligned to the long-term returns to its shareholders.  Our compensation structure is designed to support the following beliefs:
• above average long-term value creation is best achieved by creating an environment that promotes teamwork through shared goals and values;
• remunerating in a manner that is directly linked to the overall financial performance of the Company versus our peers, and greater weighting be placed on long-term performance than short-term; and
• attracting and retaining individuals that share and demonstrate the core value of diverse teams working closely together to collectively achieve high performance across the entire Company.
The policy of the HR&C Committee and the Board with respect to executive compensation is to provide compensation to each executive officer in the form of a base salary, employment benefits, performance related bonus, equity-based long-term incentives and post-retirement pension benefits in order to attract and retain a highly motivated, cohesive and results oriented management team.
Total compensation for each executive officer (inclusive of long-term incentives and post-retirement pension benefits) is designed to be competitive with that provided by comparable companies to executive officers in similar positions as well as to align the interests of executive officers with those of our Shareholders and not encourage excessive risk taking. Each of the components of total compensation is established based on the following criteria:

Base Salary	to be at the median base salaries for comparable positions
Annual Incentive Bonus	based on our financial performance above a minimum Adjusted EBITDA[1] and average annual return on capital employed, and targeted to be at or below the median for comparable positions
Long-Term Incentive	to be above the median on long-term incentives for comparable positions
Notes:
1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of the Annual Report for more information on this measure.

Overall, the total compensation package is designed to compensate executive officers for above average, long-term, sustainable financial results, and is designed to be competitive at the 50th percentile for overall compensation for comparable positions.
In order to establish compensation for executive officers other than the CEO, the HR&C Committee receives recommendations with supporting documentation, including data on comparable compensation levels, from the CEO. The HR&C Committee considers the recommendations and comparative data and makes its recommendation to the Board. In respect of compensation for the CEO, the HR&C Committee bases its recommendation to the Board on its review of comparable compensation data for chief executive officer positions.
The HR&C Committee most recently reviewed our executive compensation program using the latest survey and report prepared by Willis Towers Watson (“Towers Watson”), a professional services firm, in 2024, comparing our CEO and other executive officers compensation against relevant peer groups. This review builds on similar analyses conducted in 2018 and 2021.
In determining the comparability of similar positions in other companies, the HR&C Committee considers responsibility levels as well as industry similarity, annual revenues and cash flows, total assets, market capitalization and number of employees of the selected companies. For positions where compensation data is not comparable, internal guidelines and data are used.
The Company uses, and periodically participates in, broad-based compensation surveys prepared by independent consulting firms. As well, from time to time, the Company and the HR&C Committee may obtain specific benchmarking data prepared by independent consulting firms. This information, along with Company specific data, is considered when establishing compensation for executive officers.
In connection with the updated survey and report prepared in 2024 by Towers Watson of our executive compensation program relative to those of different peer groups, and on the recommendation of Towers Watson, the peer group for the compensation benchmarking study was updated in 2024 and is currently comprised of the publicly traded, Canadian and U.S. companies set out in the table below.

Paper and Forest Products	Capital-Intensive
Canfor Corporation	CCL Industries Inc.
Cascades, Inc.	Finning International Inc.
Interfor Corporation	Gibson Energy Inc.
Stella-Jones Inc.	Keyera Corp.
Boise Cascade Company	Kinross Gold Corporation
Louisiana-Pacific Corporation	Methanex Corporation
Weyerhaeuser Company
PotlatchDeltic Corporation[1]
Note:
1. Merged with Rayonier, Inc.
Base Salaries
The HR&C Committee reviews executive management base salaries periodically and considers annual adjustments to be effective in October of each year. The most recent review of base salaries was conducted in September 2025.

In determining its September 2025 recommendations for the base salary of each executive officer, the HR&C Committee considered the comparative data for the peer group.
Annual Incentive Bonus Plan
The annual incentive bonus plan (the “Bonus Plan”) covers our CEO and our Vice-Presidents. The Bonus Plan is the variable compensation component of total executive compensation designed to compensate these officers annually based on the achievement of our objective annual financial return targets.
In February 2025, the Board approved a new Bonus Plan for executive officers with effect for the 2025 compensation year (the “2025 Bonus Plan”). It is designed to reinforce our goal of achieving strong financial performance through the efforts of every employee. The 2025 Bonus Plan is based on the Company’s financial results, specifically 50% of the 2025 Bonus Plan was based on the Company's Adjusted EBITDA1 as such term is defined in the Company's Management's Discussion and Analysis for the then applicable year of calculation and 50% of the 2025 Bonus Plan was based on the Company's average annual return on capital employed for the then applicable year of calculation (“ROCE”).
If the Adjusted EBITDA for the year was below US$600 million for the applicable year, no bonuses are payable under the Adjusted EBITDA component of the 2025 Bonus Plan. At the US$600 million Adjusted EBITDA level, bonuses for the Vice-Presidents are earned at 20% of base salary. The bonus percentage increases as the Adjusted EBITDA increases, and the bonus percentage earned will reach 100% of base salary at a US$1.8 billion level, which is the maximum bonus percentage payable. The bonus percentage for the CEO is equal to 150% of the bonus percentage for other officers covered by the 2025 Bonus Plan.
If the ROCE for the year is below 3% for the applicable year, no bonuses are payable under the ROCE component of the 2025 Bonus Plan. At the 3% ROCE level, bonuses for the Vice-Presidents are earned at 20% of base salary. The bonus percentage increases as the ROCE increases, and the bonus percentage earned will reach 100% of base salary at a 12% ROCE level, which is the maximum bonus percentage payable. The bonus percentage for the CEO is equal to 150% of the bonus percentage for other officers covered by the 2025 Bonus Plan.
In addition, the Board may, in its discretion, also consider other issues, including safety and environmental performance, when determining the amount, if any, of bonuses earned under the Bonus Plan that will be paid.
In 2025, our Adjusted EBITDA was US$56 million and our annual ROCE was negative (17%) for 2025. This resulted in not meeting the minimum threshold and no annual incentive bonuses were awarded to the qualifying senior executives for 2025.
For 2024 and 2023, the annual bonus was calculated as a percentage of current base salary, with the percentage eligible to be earned based on the adjusted net income (adjusted to exclude equity-based compensation expense or recovery and any accrual for bonuses to our senior executives, both on an after-tax basis) divided by average Shareholders’ equity (“ROSE”). If the ROSE for the year was below 5% for the applicable year, no bonuses were payable under the Bonus Plan. At the 5% ROSE level, bonuses for the Vice-Presidents would be eligible to be earned at 17.5% of base salary. The bonus percentage was
1 Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of the Annual Report for more information on this measure.

eligible to increase, as the ROSE increases, to a maximum of 100% of base salary at a 15% ROSE level. The bonus percentage for the CEO was equal to 150% of the bonus percentage for other officers covered by the Bonus Plan.
In 2024, our earnings (loss) were (US$5) million, which resulted in an annual ROSE of 0.1% for 2024. This resulted in not meeting the minimum threshold and no annual incentive bonuses were awarded to the qualifying senior executives for 2024.
In 2023, our earnings (loss) were (US$167) million, which resulted in an annual ROSE of (1.9%) for 2023. This resulted in not meeting the minimum threshold and no annual incentive bonuses were awarded to the qualifying senior executives for 2023.
See also “Clawback Policies” which applies to the Bonus Plan.
Long-Term Incentive Component
The long-term incentive component of compensation is comprised of Options and phantom share units (which are either RS Units or PS Units) that are intended to directly align the long-term interests of our senior management with those of our Shareholders. The proportion of Options and phantom share units included in a long-term incentive grant will vary from time to time at the discretion of the Board. The Board, on the recommendation of the HR&C Committee, has changed the mix of the long-term incentive components of executive compensation initially eliminating grants of RS Units from 2020 through 2024 and granting additional PS Units in their place in order to increase the award of performance-conditioned equity incentive components of executive compensation. In February 2025, the Board, on the recommendation of the HR&C Committee and following a review by Towers Watson, reduced the grant of Options and reintroduced grants of RS Units in their place. See the discussion under the heading "Long-Term Incentive Component - Phantom Share Unit Plan" for more details on these changes.
Stock Option Plan
The Board first established the Stock Option Plan on February 24, 1994 as a means of recognizing contributions to the Company made by Directors, officers and employees and to provide a long-term incentive for their continuing relationship with the Company and its subsidiaries. Directors ceased to participate under the Stock Option Plan in 2004. The Stock Option Plan has been amended from time to time. In February 2021, the Stock Option Plan was amended to increase the number of Common shares that may be issued in respect of Options granted under it, to impose certain limits on the number of Options that may be issued to our insiders, to establish certain restrictions on amendments to the Stock Option Plan without Shareholder approval, to provide for certain automatic extensions for Options expiring during or within five business days of a blackout period under the Company’s Securities Trading Policy, and to address certain incidental housekeeping changes. In February 2022, the Stock Option Plan was amended to provide that the cash value is determined using the VWAP as at the trading day prior to the date of exercise.
In addition, the Company has adopted Replacement Option Plans in connection with the Norbord Acquisition, pursuant to which the Company has issued Replacement Options. The Replacement Options carry substantially the same terms as the original Norbord Options, except that they are exercisable into Common shares and have been adjusted in accordance with the Exchange Ratio. The Replacement Option Plans exist solely to grant and administer the Replacement Options and did not require Shareholder approval under the policies of the TSX, as the aggregate number of Common shares issuable under them is less than 2% of the number of Common shares issued and outstanding prior to the Norbord

Acquisition. Upon the exercise or expiry of all Replacement Options, the Replacement Option Plans will be terminated. See also “Option Grants”.
Outstanding and Authorized Options

Year	Outstanding	Weighted Average Price ($)	Remaining Authorized[6]	Total	% of Outstanding Common Shares and Class B Shares (Dilution)
2026[1]	796,744[2]	99.26	471,960	1,268,704	1.6%
2025[1]	714,582[3]	98.52	561,925	1,276,507	1.6%
2024[1]	690,187[4]	95.42	623,431	1,313,618	1.6%
2023[1]	849,670[5]	83.59	777,255	1,626,925	2.0%
Notes:
1.As at the Record Date, December 31, 2025, December 31, 2024, and December 31, 2023, respectively.
2.Includes 763,132 under the Stock Option Plan and 33,612 under the Replacement Option Plans.
3.Includes 680,970 under the Stock Option Plans and 33,612 under the Replacement Option Plans.
4.Includes 708,383 under the Stock Option Plan and 40,237 under the Replacement Option Plans.
5.Includes 649,950 under the Stock Option Plan and 40,237 under the Replacement Option Plans.
6.No new Replacement Options may be granted under the Replacement Option Plans and they will be terminated when all Replacement Options are exercised or expire.
Annual Burn Rate
The following table summarizes the burn rate during the last three fiscal years. Burn rate is defined as the total number of Options granted during the applicable fiscal year divided by the weighted average number of Common shares and Class B Shares outstanding for the applicable fiscal year.

	Options Granted in Year	Net Burn Rate[1]	Burn Rate[2]	Weighted average number of securities outstanding
2025	65,205	0.1%	0.1%	78,977,282
2024	170,144	0.2%	0.2%	80,859,112
2023	124,566	0.1%	0.1%	94,173,000
Notes:
1.Number of Options granted in a fiscal year, minus expired and cancelled Options, divided by the weighted average number of Common shares and Class B Shares outstanding for the applicable fiscal year.
2.Number of Options granted divided by weighted average number of Common shares and Class B Shares outstanding for the applicable fiscal year.
In 2003, our Stock Option Plan was revised to grant a holder the right to surrender an Option for a cash payment (the “Cash Value Alternative”) and only a very small number of Common shares have been issued under the Stock Option Plan. During the financial year ended December 31, 2025, 4,700 Options and Replacement Options collectively were exercised for Common shares under the Stock Option Plan and Replacement Option Plans, respectively. See “Option Grants”. Of the 796,744 outstanding Options and Replacement Options, 523,497 are exercisable and, of the outstanding Options and Replacement Options, 558,568 Options and Replacement Options were held by insiders, representing 0.71% of the total number of issued and outstanding Common shares and Class B Shares, in each case as of the Record Date.
A total of 65,205 Options were granted to officers or employees in 2025 representing 0.08% of the total number of issued and outstanding Common shares and Class B Shares as at the end of 2025, and a total of 89,965 Options were granted to officers or employees in February 2026, representing 0.11% of the total number of issued and outstanding Common shares and Class B Shares as of the Record Date.
Our Board has adopted a policy to manage the Stock Option Plan with a goal of limiting the potential dilution of outstanding and remaining authorized Options to 10% or less of the number of our outstanding Shares. The aggregate potential dilution of all issued and authorized Options under our Stock Option Plan was 1.6% at the Record Date and the aggregate potential dilution of all issued and authorized Options under our Stock Option Plan, together with all outstanding Replacement Options under the Replacement Option Plans, was 1.6% at the Record Date.
Phantom Share Unit Plan
In 2010, the Board approved the Phantom Share Unit Plan, which is intended to supplement, in whole or in part, the granting of Options as long-term incentives for officers and employees. This plan provides contingent future compensation based on Common share price performance but is payable only in cash and represents no potential for Shareholder dilution. The HR&C Committee and the Board believe that this Phantom Share Unit Plan, combined with other components of compensation, provides a broader range of alternatives in developing retention and performance incentives for officers and employees that more directly align their interests with those of current and future Shareholders.
The Phantom Share Unit Plan permits the Board to grant, as it determines appropriate, two types of units, RS Units and PS Units, which vest on the third anniversary of the grant date. A vested RS Unit must be redeemed by us by payment to the holder of an amount equal to the VWAP of a Common share on the trading day immediately before its vesting date (the “Vesting Date Value”). A vested PS Unit must be redeemed by us by payment to the holder of an amount, determined by the Board, that is equal to or between nil and twice its Vesting Date Value based on two performance criteria measuring our performance relative to the performance of a peer group of companies over the three-year performance period. At the end of such period, in order to determine the amount to be paid on vested PS Units, the Company’s performance is measured by reference to (i) the Company’s cumulative total Shareholder return (the “TSR”) relative to the TSR of the peer group, and (ii) the Company’s average annual return on capital employed (“ROCE”) relative to the ROCE of the peer group over the three-year performance period. The amount paid, if any, on such PS Units is based on an equal weighting of these two performance measurements, although if the ROCE is negative for the performance period, the weighting for that factor is capped at one half its potential maximum, regardless of relative performance. From February 2023 through February 2026, the peer group used for the purposes of the Phantom Share Unit Plan for PS Units granted consisted of Canfor Corporation, Interfor Corporation, Weyerhaeuser Company, PotlachDeltic Corporation and Louisiana Pacific Corporation, all of which are North American publicly traded wood products companies. On February 11, 2026, PotlachDeltic Corporation was replaced with Rayonier Inc. following the merger of these two companies.
On the recommendation of the HR&C Committee, this peer group may be reviewed and changed by the Board, from time to time, as it deems appropriate. The Board also has discretion to vary the payout calculation as it considers appropriate to take into account factors that may have a significant or extraordinary effect on relative performance.

Officers and employees granted phantom share units under the Phantom Share Unit Plan are also entitled to additional phantom share units to reflect cash dividends paid on Common shares from the applicable grant date until payout. The final amount to be paid, in cash, to each officer or employee on RS Units and PS Units is based on the type and number of vested phantom share units they hold, multiplied by the applicable payout value. Other than officers or employees who retire, become totally disabled or die, phantom share units will be automatically cancelled, without payout, on termination of employment or resignation. In the event of retirement, total disability or death of a holder of RS Units or PS Units granted, the number of phantom share units held will be reduced based on the proportion of the three year period that the holder was not an officer or employee.
The Phantom Share Unit Plan provides that, for U.S. residents, units are issued and cash settled in U.S. dollars with the fair market value on settlement referencing the VWAP on the NYSE, and, for Canadian residents, units are issued and cash settled in Canadian dollars with the fair market value on settlement referencing the VWAP on the TSX. The cash value on settlement and value for dividend entitlements is determined using a single day VWAP as at the prior trading day.
From 2020 through 2024, the Board has granted only PS Units under the Phantom Share Unit Plan to executive officers and employees, and no RS Units have been granted. The change in 2020 in the mix of phantom share units granted was made to increase the award of performance-conditioned long-term incentives granted to executive officers and employees and reduce the award of time-conditioned incentives. As a result, from 2020 to 2024, approximately 50% of the value of the long-term incentives granted to executive officers and employees (which in both cases consisted of only Options and PS Units) are performance-conditioned. In February 2025, the Board, following review and consideration of the Towers Watson review completed in 2024, has further modified the weighting of long-term incentives to increase the performance-conditioned long-term incentives from 50% to 60% of the value of long-term incentives (only PS Units), to reduce the percentage of Options from 50% to 20% in the case of all Vice-Presidents and 30% in the case of the CEO, and to increase the percentage of RS Units from 0% to 20% in the case of all Vice-Presidents and 10% in the case of the CEO. See also “Clawback Policies”, which applies to the Phantom Share Unit Plan.
For PS Units which vested in February 2026, the relative performance multiplier was 1.0. The calculation is set out below.
PS Unit Relative Performance Multiplier
First Comparison (out of a maximum of 1.00) – ROCE, annual average of calendar years, 2023, 2024 and 2025:
0.40    (exceeded two of five in peer group)
Second Comparison (out of a maximum of 1.00) – TSR, cumulative from January 1, 2023 to December 31, 2025:
        0.60    (exceeded three of five in peer group)
Total        1.00

Previous PS Unit Relative Performance Multipliers were as follows:

For PS Units Vesting in February of:	Multiplier
2022	1.25
2023	2.00
2024	2.00
2025	1.60
2026	1.00
Norbord DSU Plans
In addition, in connection with the Norbord Acquisition, the Company assumed Norbord’s obligations under the Norbord DSU Plans with respect to all outstanding Norbord DSUs.
All Norbord DSUs outstanding immediately prior to the closing of the Norbord Acquisition remained outstanding on their existing terms following the completion of the Norbord Acquisition, except that the number of such Norbord DSUs were adjusted by the Exchange Ratio and are to be paid out in reference to Common shares in accordance with the terms of the Norbord Acquisition. No new Norbord DSUs may be issued under the director Norbord DSU Plan following completion of the Norbord Acquisition. Both the management Norbord DSU Plan and the director Norbord DSU Plan will remain in place to administer Norbord DSUs outstanding thereunder until such time as all outstanding Norbord DSUs are settled, at which point the Norbord DSU Plans will be terminated. The cash value on settlement and value for dividend entitlements is to be determined using a single day VWAP as at the prior trading day.
Post-Retirement Pension Benefit
Most executive officers, including the CEO, are members of our non-contributory defined benefit pension plans for salaried employees. Certain executive officers are members of our defined contribution and 401K pension plans. The pension benefit provided under these pension plans is described under “Pension Plans” of this Circular. The Company does not provide any additional post-retirement benefits, such as medical or dental insurance, to the executive officers.
Clawback Policies
We have recognized a trend in recent years towards the adoption of recoupment and “clawback” policies, particularly among large public companies. As a prudent aspect of risk management and our commitment to operate consistently with good governance practices, the Board, in 2013, approved amendments to the Phantom Share Unit Plan and the Bonus Plan to incorporate payment adjustment provisions. These plans now both contain financial restatement triggers, permitting West Fraser to recoup the amount of the incentive awards that have been paid in excess of the amount that would have been payable under the restated financial statements, or deduct such excess amount from future payments to be made under such plans. These payment adjustment provisions also allow the Company to adjust incentive awards upwards to reflect restated financial statements that are more favourable than the original financial statements. The payment adjustment provisions have a three-year look-back period.
Further, effective December 1, 2023, we adopted a Clawback Policy that complies with the SEC rules under the Securities Exchange Act of 1934 and related NYSE requirements. The Clawback Policy covers our executive officers and provides that in the event of a required accounting restatement, West Fraser will seek reimbursement of the portion of any incentive-based compensation that would not have been paid had our financial statements been correctly stated. A full copy of the Clawback Policy is available under the Company’s profile on EDGAR at www.sec.gov and on the Company’s website at www.westfraser.com.
CEO’s Compensation
In recommending compensation for the CEO, the HR&C Committee follows similar principles to those applied for all of our other executive officers. The HR&C Committee considers market competitive salary information for chief executive officer positions in similar sized companies in Canada and the U.S. This includes manufacturing companies in other sectors as well as in the forest products sector. The Company periodically participates in broad based compensation surveys and also periodically seeks the advice of independent compensation consultants engaged to review the executive compensation program. In 2024, Towers Watson conducted a survey and review of our executive compensation program relative to those of different peer groups. The survey and review results, along with Company specific data, are used to determine the competitiveness of the CEO’s compensation and its alignment with the interests of Shareholders. The CEO establishes, with guidance and direction from the Board, annual goals and reports to the Board at the end of each year on his performance against those goals. The HR&C Committee considers this performance when considering its recommendation of compensation of the CEO.
Details of our CEO’s compensation are described in the table titled “Summary Compensation Table”.
Executive Equity Holding Requirements
In February 2013, our Board approved the adoption of minimum equity holding requirements. The minimum equity holding requirements are reviewed from time to time to align with what the Board considers best governance practices. In February 2019, on the recommendation of the HR&C Committee, the Board adopted a new equity holding requirements policy (the “Equity Holding Requirements Policy”) to take into account changes to the Company’s equity compensation practices, which eliminated grants of RS Units and replaced them with grants of additional PS Units (which do not qualify as eligible equity under the Policy) to increase the award of performance-conditioned equity incentive components of executive compensation.
As a result of these changes, beginning in 2020 approximately 50% of the value of the long-term incentives granted to executive officers (which consisted of only Options and PS Units) are performance-conditioned. In connection with the shift in 2025 long-term equity mix to reduce the percentage of Options granted and reintroduce the granting of RS Units, the Equity Holding Requirements Policy was most recently updated on February 12, 2025.
Under the Equity Holding Requirements Policy with effect as of February 12, 2025, the required value of Shares and RS Unit ownership as a percentage of base salary for executive officers is as follows:

Executive Category	% of Base Salary
CEO	5x1
Executive Vice-President and CFO and Executive Vice-President, North American Operations	2x2
All other Vice-Presidents (Senior Officer or Vice-President)	1x
Notes:
1.Increase from 3x to 5x effective February 12, 2025. Mr. McLaren will have until February 12, 2030 to achieve this increase in minimum equity holdings.
2.Increase from 1x to 2x effective February 12, 2025. Mr. Virostek and Mr. Burke will have until February 12, 2030 to achieve this increase in minimum equity holdings.

Shares and RS Units held by an executive officer will be valued based on the greater of: (1) their original cost or grant date value; and (2) the closing price on the TSX on December 31 of the most recently completed financial year (or, if such date is not a trading date, on the last trading date of such year).
An executive officer holding the positions of CEO, CFO, Executive Vice-President or Senior Vice-President has five years from the later of the date of adoption of the new Equity Holding Requirements Policy in February 2019 and the date of such officer’s appointment to meet the minimum equity holdings requirements, provided that until such executive officer reaches the required equity holding, they must acquire not less than a pro-rata amount of equity each year to achieve full compliance by the end of such five-year period. If the amount of such equity holdings requirement is materially increased, they will have an additional five years to reach such increased minimum equity holdings.
An executive officer holding a Vice-President position that is not an Executive Vice-President or Senior Vice-President, has eight years from the later of the date of adoption of the new Equity Holding Requirements Policy in February 2019 and the date of such officer’s appointment to meet the minimum equity holding requirements, provided that Vice-Presidents who did not meet the requirements on such date must acquire not less than a pro-rata amount of equity each year to achieve full compliance by the end of such eight year period.
For the purposes of the following disclosure, the following officers are each a “Named Executive Officer” of the Company for the year ended December 31, 2025:
Sean McLaren, President and CEO,
Chris Virostek, Executive Vice-President and CFO,
Kevin Burke, Executive Vice-President, North American Operations,
Robin Lampard, Senior Vice-President, Corporate Services, and
Alan McMeekin, Senior Vice-President, Europe

The following table shows the total holdings of Shares held by each Named Executive Officer as at December 31, 2025, valued based on the TSX closing price on December 31, 2025 of $83.97:
Named Executive Officer Shareholdings
(December 31, 2025)

Named Executive Officer	Shareholdings	RS Units	Value of total holdings[1] ($)	Total as multiple of 2025 base salary (market method)	Total as multiple of 2025 base salary (cost method)
Sean McLaren[2] President and CEO	27,815	3,514	2,630,696	2.1	2.5
Chris Virostek[2] Executive Vice-President and CFO	8,646	1,780	875,471	1.4	1.4
Kevin Burke[2] Executive Vice-President, North American Operations	12,984	1,492	1,215,550	1.6	1.4
Robin Lampard[2] Senior Vice-President, Corporate Services	9,896	1,095	922,914	1.7	1.7
Alan McMeekin[2] Senior Vice-President, Europe	7,450	807	693,340	1.2	1.2
Notes:

1.    Based on the TSX closing price on December 31, 2025 of $83.97. Equity holdings and compliance under the Equity Holding Requirements Policy are valued and assessed annually. At December 31, 2025, all of the Named Executive Officers were in compliance with the policy by having achieved the minimum equity holding requirement or purchased the pro rata requirement as applicable. Effective February 12, 2025, the minimum equity holding requirement was changed for Mr. McLaren, Mr. Virostek and Mr. Burke to achieve by February 12, 2030 a 5x and 2x minimum equity holding requirement as described above.
2.    Named Executive Officers also hold PS Units (exclusive of dividend entitlements) as follows: Mr. McLaren – 39,654; Mr. Virostek – 12,835; Mr. Burke – 14,427 (includes 4,443 Norbord DSUs under the management Norbord DSU Plan ); Ms. Lampard - 8,720; Mr. McMeekin– 6,425 as of December 31, 2025.
Independent Consultant
Compensation Advice
Towers Watson has provided consulting services to us for several years with respect to executive and non-executive compensation. In 2012, the HR&C Committee adopted a protocol under which all consulting services provided by Towers Watson related to executive compensation must be retained and authorized by the HR&C Committee. Towers Watson reports to the HR&C Committee as its outside compensation consultant to advise on compensation policies, including providing information on comparative levels of compensation for our senior executives and Directors. In 2021 and 2024, Towers Watson conducted a survey and review of our executive compensation program relative to those of different peer groups and to assess market competitiveness of our executive compensation programs and provided advice on executive compensation.
Compensation Risk Assessment Advice
Compensation risk assessments are conducted annually by the HR&C Committee. In 2022, the Company engaged Towers Watson to provide advice and to update its compensation risk assessment report to the HR&C Committee. The compensation risk assessment report concluded that there did not appear to be significant risks arising from the Company’s compensation policies and practices that were likely to have a material adverse effect on the Company. In its updated assessment and reports, Towers Watson also took into account and considered the limited compensation related risks within the Company, the involvement and authority of the Board in both compensation and risk management oversight, the presence of effective risk mitigating practices in the design of compensation programs and the changes to the long-term executive incentive compensation mix that place a greater emphasis on performance-conditioned long-term incentive grants. In 2024 and 2025, the HR&C Committee conducted compensation risk assessments and did not make changes to compensation methodology following the assessment.
Fees
The following table shows the fees paid to Towers Watson for services provided in the last two fiscal years:

Type of Work	2025	2024
Executive Compensation-Related Fees	15,678	$141,295
All Other Fees[1]	20,160	$0
Notes:
1.All Other fees relate to fees paid for general industry compensation related services and surveys.
Submitted by the HR&C Committee:
Brian G. Kenning (Chair)
Eric L. Butler
John N. Floren
Marian Lawson
Janice G. Rennie

Performance Graph
The following graph and table compare the total cumulative return to a Shareholder who invested $100 in our Common shares on December 31, 2020 with the cumulative total return of the S&P/TSX Composite Index and the S&P Global Timber and Forestry Index for the same period.

250
200
150
100
50
0
2020
2021
2022
2023
2024
2025
West Fraser Timber Co. Ltd.
S&P/TSX Composite Index
S&P Global Timber and Forestry Index

	2020	2021	2022	2023	2024	2025
West Fraser Timber Co. Ltd.[1,2]	100	149	123	144	161	110
S&P/TSX Composite Index[1,2]	100	125	118	132	160	211
S&P Global Timber and Forestry Index[1,2]	100	116	101	113	119	110
Notes:
1.    All returns are expressed on a total return basis (all cash and stock dividends reinvested in the index or security) using Canadian currency.
2.    All information per FactSet, S&P Global Timber and Forestry index ticker STRGLTFX.
The S&P Global Timber and Forestry Index is currently comprised of a basket of more than two dozen of the largest publicly-traded companies engaged in ownership, management or the supply chain of forests and timberlands, including makers of forest products, paper and paper packaging.
The following graph and table illustrates the relationship between the indexed TSR of our Common shares on the TSX from December 31, 2020 to the period ending December 31, 2025 considering a $100 investment versus total indexed direct compensation for the Company’s Named Executive Officers (2020 equals $100).

250
200
150
100
50
0
2020
2021
2022
2023
2024
2025
NEO total direct compensation (2)
West Fraser Timber Co. Ltd.(1)

	2020	2021	2022	2023	2024	2025
West Fraser Timber Co. Ltd.[1]	100	149	123	144	161	110
NEO total direct compensation[2]	100	162	137	111	199	92
Notes:
1.    All returns are expressed on a total return basis (all cash and stock dividends reinvested in the index or security).
2.    Named Executive Officer direct compensation includes base salary, annual incentive (bonus) plan payments, share-based and Option based awards measured using the Binomial valuation method and pension as outlined in the Summary Compensation Table.
Executive Compensation
Total compensation for Named Executive Officers, as described in the Summary Compensation Table set out below. In 2023, 2024 and 2025, the minimum thresholds were not met and no annual incentive bonuses were earned by senior executives, including the Named Executive Officers. See also “Annual Incentive Bonus Plan”.
The compensation of each of our Named Executive Officers for our three most recently completed financial years is set out below:

Summary Compensation Table

Name and principal position	Year	Salary ($)	Share-based awards[1] ($)	Option-based awards[2] ($)	Non-equity incentive plan compensation ($)		Pension value[4] ($)	All other compensation[5] ($)	Total compensation ($)
					Annual incentive plans[3]	Long-term incentive plans
Sean McLaren[6] President and CEO	2025 2024 2023	1,250,306 1,218,545 641,107	2,390,840 1,440,033 281,927	1,024,650 1,439,939 282,041	Nil Nil Nil	Nil Nil Nil	(559,200) 11,457,100 256,200	Nil Nil Nil	4,106,596 15,555,617 1,461,275
Chris Virostek Executive Vice-President and CFO	2025 2024 2023	626,000 600,750 576,250	692,080 356,957 341,964	173,109 357,034 342,003	Nil Nil Nil	Nil Nil Nil	158,200 149,200 156,700	Nil Nil Nil	1,649,389 1,463,941 1,416,917
Kevin Burke[7] Executive Vice-President, North American Operations	2025 2024 2023	770,188 691,064 583,070	580,119 299,992 212,951	145,071 299,982 213,019	Nil Nil Nil	Nil Nil Nil	61,615 55,285 92,643	Nil 181,785 Nil	1,556,993 1,528,108 1,106,683
Robin Lampard Senior Vice-President, Corporate Services	2025 2024 2023	535,675 519,250 503,000	425,589 257,545 249,462	106,388 257,453 249,521	Nil Nil Nil	Nil Nil Nil	51,159 48,909 82,031	Nil Nil Nil	1,118,811 1,083,157 1,084,014
Alan McMeekin[8] Senior Vice-President, Europe	2025 2024 2023	578,664 530,371 479,574	313,628 190,038 183,497	78,350 189,941 183,475	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	86,799 71,647 98,724	1,057,441 981,997 945,270
Notes:
1.    For a description of the units see “Phantom Share Unit Plan”. Units are valued at the date of grant using the Towers Watson Binomial method, which was the method used by the HR&C Committee when granting the units. This method was applied consistently in its competitive market analysis.
2.    Options have a term of ten years and vest as to 20% on each of the first through fifth anniversary dates of the grant date. Each Option was valued using the Towers Watson Binomial method for the same reason as described in footnote 1. Whether the executive will receive value under these Options will depend on the future market price of Common shares. A description of the current value of all Options held by each Named Executive Officer is set out in the charts under “Summary of Outstanding Options”.
3.    Annual incentive (bonus) plan payments are included in the year earned and are paid in the following year.
4.    Pension values for Messrs. Virostek and McLaren represent the change in the defined benefit pension liability related to the annual service cost, actual and assumed future compensation changes, including the impact of plan changes, if any. The defined benefit pension value is calculated based on the Company’s best estimate of future events that affect pension liabilities, including assumptions about future salary adjustments and bonuses, and is reflected in the pension value for the Named Executive Officers. Defined benefit pension values will increase in those years where there has been a significant salary increase compared to prior years, including for example when Mr. McLaren became President and CEO in January 2024. The change in the defined pension liability for Mr. McLaren presented in 2024 has been modified to account for a change in the assumption in the currency on which the pension is valued. Mr. McLaren's compensation entitlement is fixed in Canadian dollars and paid in U.S. dollars. Defined benefit pension values will also be affected by changes in future compensation assumptions and in particular in those years where such assumptions have been updated following periodic reviews of the underlying pension plans and their associated liabilities. Pension value for Ms. Lampard and Mr. Burke represents the Company’s basic and matching contributions under the defined contribution pension plan. Mr. Burke’s value has been converted into Canadian dollars using the Bank of Canada’s average US/CAD exchange rate for the fiscal year (2025 = 1.3978; 2024 = 1.3698; 2023 = 1.3497).
5.    Perquisites and other personal benefits that exceed the lesser of $50,000 and 10% of total compensation for any of our Named Executive Officers. Mr. Burke received a relocation payment in 2024. In the case of Mr. McMeekin, this represents the Company's contribution to a self-invested personal pension plan and an individual savings account. Mr. McMeekin’s value has been converted into Canadian dollars using the Bank of Canada’s average UK/CAD exchange rate for the fiscal year (2025 = 1.8420; 2024 = 1.7504; 2023 = 1.6783).
6.    Mr. McLaren was appointed as the President and CEO on January 1, 2024 and previously served as Chief Operating Officer. During the three-year period reported in the table above, Mr. McLaren’s salary and annual incentive compensation was awarded in U.S. dollars. The exchange rate used to convert this U.S. dollar compensation was the Bank of Canada’s average US/CAD exchange rate for the fiscal year (2025 = 1.3978; 2024 = 1.3698; 2023 = 1.3497).
7.     Mr. Burke is paid in U.S. dollars. The exchange rate used to convert this U.S. dollar compensation was the Bank of Canada’s average US/CAD exchange rate for the fiscal year (2025 = 1.3978; 2024 = 1.3698; 2023 = 1.3497).
8.    Mr. McMeekin is paid in U.K. pound sterling. The exchange rate used to convert this U.K. pound sterling compensation was the Bank of Canada's average UK pound sterling/CAD exchange rate for the fiscal year (2025 = 1.8420; 2024 = 1.7504; 2023 = 1.6783).
Option Grants
Description of West Fraser Stock Option Plan
Under the Stock Option Plan, the exercise price of an Option per Common share will not be less than the closing price on the last trading day before the Option is granted. The length of the term of Options will be fixed by the Board or the HR&C Committee at not more than ten years and, unless otherwise determined by the Board or the HR&C Committee, Options vest at the rate of 20% per year over the first five years of the term.
Under the Stock Option Plan, Options may not be exercised after a holder ceases to be an eligible participant, except that (a) an Option held on the death of an Option holder may be exercised by the personal representative of the holder during the period ending on the earlier of its expiry date and two years after the date of death, (b) an Option held on the retirement or total disability of an Option holder may be exercised during the period ending on the earlier of its expiry date and five years after the date of retirement or disability, and (c) a vested Option held in any other case may be exercised no later than the earlier of its expiry date and 30 days after the date the holder ceases to be an eligible participant. Options are not assignable, other than those that may be exercised by the personal representative of a deceased holder. We do not provide any financial assistance to holders of Options in connection with the exercise of Options.
The number of Common shares subject to an Option, the exercise price per Common share and the total number of Common shares that may be made subject to Options under the Stock Option Plan will be adjusted proportionately in the event of any subdivision or consolidation of Common shares or any dividend payable in Common shares and will be adjusted as determined by the Board in the event of certain other reorganizations or other events affecting the Common shares. Under the Stock Option Plan, Options granted that have not vested do not automatically vest on a change of control.
The Stock Option Plan permits outstanding vested Options to be surrendered by the holder to the Company in return for a cash payment under the Cash Value Alternative. The cash payment for a surrendered Option is equal to the amount by which the weighted average price per share at which the Common shares were traded on the TSX on the last trading day exceeds the exercise price per Common share applicable to the Option multiplied by the number of Common shares underlying the Option and the amount determined by the HR&C Committee as representative of the estimated costs avoided by the Option holder (such as trading commissions) by virtue of electing the Cash Value Alternative.

In 2025, we issued 4,700 Common shares on the exercise of outstanding Options under the Stock Option Plan and Replacement Options under the Replacement Option Plans. Our management believes that the Stock Option Plan, with the Cash Value Alternative, operates in a manner similar to the types of long-term incentive plans currently recommended by major institutional shareholder groups for public companies in North America.
The Stock Option Plan restricts the Option holdings of insiders. It provides that: (a) annual grants of Options to insiders may not be for a number of Common shares that exceeds 1% of the total number of our outstanding voting securities (the “Issued Shares”); (b) no single insider may hold, at any time, Options to acquire a number of Common shares that, together with all other Common shares issuable to the insider under any other equity compensation arrangements then in place (“Other Arrangements”), would exceed 5% of the Issued Shares; (c) the total number of Options held, at any time, by insiders cannot allow them to acquire a number of Common shares that, together with all other Common shares issuable to insiders under any Other Arrangements, would exceed 10% of the Issued Shares; and (d) the number of Common shares that may be acquired by all insiders during any 12-month period by exercising Options, together with all other Common shares issuable to insiders under any Other Arrangements, may not exceed 10% of the Issued Shares.
The Board has the power, without Shareholder approval, to amend, suspend, terminate or discontinue the Stock Option Plan, provided that doing so will not adversely alter or impair any Option without the written consent of the holder. This power includes the right to make appropriate adjustments to outstanding Options in the event of certain corporate transactions, to add provisions requiring forfeiture of Options in certain circumstances, to specify practices with respect to applicable tax withholdings, and to enhance clarity or correct ambiguous provisions in the Stock Option Plan. Notwithstanding this power, the Stock Option Plan provides that the Board may not, without Shareholder approval, amend the Stock Option Plan or an Option to: (i) increase the number of Common shares that may be issued; (ii) reduce the subscription price of an outstanding Option; (iii) extend the term of any Option beyond its expiry date or allow for an expiry date to be greater than ten years; (iv) allow non-permitted assignments or exercises of Options; (v) expand the persons entitled to participate in the Stock Option Plan; or (vi) provide for other types of equity-based compensation.
In 2007, we obtained the approval of our Shareholders to make certain amendments to the Stock Option Plan which included, amending the amendment provision to specify the circumstances in which Shareholder approval is or is not required for an amendment to the Stock Option Plan. In 2008 and 2010, our Board made housekeeping amendments to the Stock Option Plan to (i) clarify provisions related to retirement, disability or death, and (ii) clarify provisions related to withholding taxes, respectively.
In 2016, we obtained approval of our Shareholders to amend the Stock Option Plan to increase by 750,000 the number of Common shares that may be issued under Options and to restrict other forms of amendment without Shareholder approval. At the special meeting of Shareholders held on January 19, 2021 to approve the Norbord Acquisition, the Shareholders approved a further increase of 1,000,000 Common shares to the maximum number of Common shares that may be issued on the exercise of Options under the Stock Option Plan.
On February 15, 2022, the Board amended the Stock Option Plan to provide that (a) cash value would be determined using the VWAP as at the trading day prior to the date of exercise; and (b) for Options granted to U.S. residents, Shares will be issued and cash settled in U.S. dollars with the fair market value on settlement referencing the VWAP on the NYSE.

A total of 65,205 Options were granted pursuant to the Stock Option Plan during the financial year ended December 31, 2025 and an additional 89,965 Options were granted pursuant to the Stock Option Plan on February 17, 2026.
In the financial year ended December 31, 2025, no outstanding Options and Replacement Options were surrendered for cash and 4,700 outstanding Options and Replacement Options were surrendered for Common shares, respectively, by the Named Executive Officers.
Description of Replacement Option Plans
In addition, the Company has adopted replacement option plans (the “Replacement Option Plans”) in connection with the Norbord Acquisition. These Replacement Option Plans exist solely to administer the Replacement Options, and no new Options may be granted thereunder following the completion of the Norbord Acquisition. The adoption of these plans did not require Shareholder approval under the policies of the TSX, as the aggregate number of Common shares issuable under them is less than 2% of the number of Common shares issued and outstanding prior to the Norbord Acquisition. Upon the exercise or expiry of all Replacement Options, the Replacement Option Plans will be terminated. As at December 31, 2025, 9,450 Common shares were issuable on the exercise of Replacement Options, the principal terms of which are set out below.
The exercise price of the Replacement Options was determined by multiplying the exercise price of the Norbord Options by the Exchange Ratio. The Replacement Options generally have a 10-year term and continue to vest under their original terms, being at an annual rate of 20% per year beginning on the first anniversary of the date of grant.
Unless otherwise determined by the Board, an option will expire immediately in the event of resignation or termination of employment with cause, within 90 days of termination of employment without cause, within six months of the death of an option holder, and in accordance with its terms on retirement. Notwithstanding the foregoing, the outstanding Norbord Options held by certain option holders will immediately vest in the event such option holders are terminated without cause or constructively dismissed within 24 months of the completion of the Norbord Acquisition.
Shareholder approval is required in respect of any amendment to the Replacement Option Plans that would: (a) increase the maximum number of Common shares issuable under such plans (other than on a corporate reorganization); (b) reduce the exercise price of Replacement Options to less than the market price of the Common shares on the date of the option grant; (c) reduce the exercise price of Replacement Options; (d) extend the expiry date for the benefit of an insider; (e) increase the maximum number of Common shares issuable to insiders under the Replacement Option Plans; or (f) amend any of the foregoing limitations.
Summary of Outstanding Options
The Options granted to each of the Named Executive Officers during the financial year ended December 31, 2025 pursuant to the Stock Option Plan were as follows:

Option Grants During 2025

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)[1]	Market Value of Securities Underlying Options on the Date of Grant ($/Security)[2]	Expiration Date
Sean McLaren President and CEO	30,223	46	US$79.69	3,418,343	February 18, 2035
Chris Virostek Executive Vice-President and CFO	5,106	8	$113.01	577,029	February 18, 2035
Kevin Burke Executive Vice-President, North America Operations	4,279	7	US$79.69	483,972	February 18, 2035
Robin Lampard Senior Vice-President, Corporate Services	3,138	5	$113.01	354,625	February 18, 2035
Alan McMeekin Senior Vice-President, Europe	2,311	4	$113.01	261,166	February 18, 2035
Notes:
1.The Exercise Price for Messrs. Virostek and McMeekin and Ms. Lampard is based on the TSX closing price and for Messrs. McLaren and Burke is based on the NYSE closing price on February 17, 2025, being the FMV on the last business day prior to the grant date.
2.The February 18, 2025 Bank of Canada exchange rate used to convert the market value of securities to CAD dollars for Messrs. McLaren and Burke is US $1.00 = CAD $1.4193.
The outstanding Options held by each Named Executive Officer that vested during the financial year ended December 31, 2025 were as follows:
Options Vested During 2025

Name	Number of Options	Value ($)[1]
Sean McLaren President and CEO	14,145	176,404
Chris Virostek Executive Vice-President and CFO	9,546	188,870
Kevin Burke Executive Vice-President, North America Operations	4,639	35,640
Robin Lampard Senior Vice-President, Corporate Services	5,101	41,969
Alan McMeekin Senior Vice-President, Europe	3,621	28,395
Notes:
1.Based on the closing price as at the date of vesting. No value is attributed to Options that have an exercise price greater than the closing price at date of vesting. Replacement Options were fully vested in 2024.
The following tables provide particulars of Options and Replacement Options held by each of the Named Executive Officers as of the Record Date with current value based on the Closing Price on the Record Date on the TSX of $90.56 or in the case of Options with a U.S. dollar exercise price, the Closing Price on the Record Date of the NYSE of US$66.48:

Sean McLaren

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)[1]	Current Value of Non-Exercisable Options ($)[1]	Expiry Date
February 16, 2018	5,700	Nil	85.40	29,412	Nil	February 16, 2028
February 15, 2019	7,145	Nil	72.11	131,825	Nil	February 15, 2029
February 14, 2020	9,270	Nil	64.50	241,576	Nil	February 14, 2030
February 17, 2021	7,260	Nil	92.79	Nil	Nil	February 17, 2031
February 18, 2022	4,720	1,180	US$97.32	Nil	Nil	February 18, 2032
February 17, 2023	3,867	2,577	US$81.42	Nil	Nil	February 17, 2033
February 20, 2024	16,740	25,107	US$79.69	Nil	Nil	February 20, 2034
February 18, 2025	6,045	24,178	US$79.69	Nil	Nil	February 18, 2035
February 17, 2026	Nil	43,799	US$73.58	Nil	Nil	February 17, 2036
Totals	60,747	96,841		402,813	Nil
Note:
1.    The February 27, 2026 Bank of Canada exchange rate used to convert the market value of exercisable and non-exercisable options to CAD dollars for Messrs. McLaren and Burke is US $1 = CAD $1.3642.
Chris Virostek

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non-Exercisable Options ($)	Expiry Date
February 16, 2018	7,565	Nil	85.40	39,035	Nil	February 16, 2028
February 15, 2019	9,705	Nil	72.11	179,057	Nil	February 15, 2029
February 14, 2020	10,070	Nil	64.50	262,424	Nil	February 14, 2030
February 17, 2021	8,630	Nil	92.79	Nil	Nil	February 17, 2031
February 18, 2022	5,564	1,390	123.63	Nil	Nil	February 18, 2032
February 17, 2023	4,690	3,124	109.42	Nil	Nil	February 17, 2033
February 20, 2024	4,152	6,224	107.53	Nil	Nil	February 20, 2034
February 18, 2025	1,022	4,084	113.01	Nil	Nil	February 18, 2035
February 17, 2026	Nil	7,573	100.15	Nil	Nil	February 17, 2036
Totals	51,398	22,395		480,517	Nil

Kevin Burke

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)[2]	Current Value of Non-Exercisable Options ($)[2]	Expiry Date
November 11, 2019[1]	4,050	Nil	56.00	139,968	Nil	November 11, 2029
February 17, 2021	3,147	Nil	92.79	Nil	Nil	February 17, 2031
February 18, 2022	3,488	872	US$97.32	Nil	Nil	February 18, 2032
February 17, 2023	2,921	1,946	US$81.42	Nil	Nil	February 17, 2033
February 20, 2024	3,488	5,230	US$79.69	Nil	Nil	February 20, 2034
February 18, 2025	856	3,423	US$79.69	Nil	Nil	February 18, 2035
February 17, 2026	Nil	7,573	US$73.58	Nil	Nil	February 17, 2036
Totals	17,950	19,044		139,968	Nil
Notes:
1.    Option Grant Date reflected represents the original grant date of the Norbord Options. The Replacement Options were issued under the Replacement Option Plans, which were adopted by the Company on closing of the Norbord Acquisition.
2.    The February 27, 2026 Bank of Canada exchange rate used to convert the market value of exercisable and non-exercisable options to CAD dollars for Messrs. McLaren and Burke is US $1 = CAD $1.3642.
Robin Lampard

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)[2]	Current Value of Non-Exercisable Options ($)[2]	Expiry Date
November 11, 2019[1]	5,400	Nil	56.00	186,624	Nil	November 11, 2029
February 17, 2021	5,636	Nil	92.79	Nil	Nil	February 17, 2031
February 18, 2022	4,218	1,054	123.63	Nil	Nil	February 18, 2032
February 17, 2023	3,422	2,279	109.42	Nil	Nil	February 17, 2033
February 20, 2024	2,994	4,488	107.53	Nil	Nil	February 20, 2034
February 18, 2025	628	2,510	113.01	Nil	Nil	February 18, 2035
February 17, 2026	Nil	4,552	100.15	Nil	Nil	February 17, 2036
Totals	22,298	14,883		186,624	Nil
Notes:
1. Option Grant Date reflected represents the original grant date of the Norbord Options. The Replacement Options were issued under the Replacement Option Plans, which were adopted by the Company on closing of the Norbord Acquisition.

Alan McMeekin

Option Grant Date	Exercisable	Non- Exercisable	Exercise Price ($)	Current Value of Exercisable Options ($)	Current Value of Non-Exercisable Options ($)	Expiry Date
November 11, 2019[1]	8,100	Nil	56.00	279,936	Nil	November 11, 2029
February 17, 2021	4,565	Nil	92.79	Nil	Nil	February 17, 2031
February 18, 2022	3,060	765	123.63	Nil	Nil	February 18, 2032
February 17, 2023	2,516	1,676	109.42	Nil	Nil	February 17, 2033
February 20, 2024	2,208	3,312	107.53	Nil	Nil	February 20, 2034
February 18, 2025	463	1,848	113.01	Nil	Nil	February 18, 2035
February 17, 2026	Nil	3,352	100.15	Nil	Nil	February 17, 2036
Totals	20,912	10,953		279,936	Nil
Notes:
1. Option Grant Date reflected represents the original grant date of the Norbord Options. The Replacement Options were issued under the Replacement Option Plans, which were adopted by the Company on closing of the Norbord Acquisition.
RS Units and PS Units
Beginning in 2010, our Board has approved annual grants of RS Units and/or PS Units (collectively, “Units”) to Named Executive Officers and other employees pursuant to the Phantom Share Unit Plan. The Phantom Share Unit Plan and Units are described in the Report on Executive Compensation under the heading “Phantom Share Unit Plan”. There were no RS Units granted to Named Executive Officers from 2020 through 2024.
The Units granted to each of the Named Executive Officers during the financial year ended December 31, 2025 were as follows:

Equity-Based Grants During 2025

Name	Number of Units Granted		% of Total Units Granted to Employees in the Current Year		Aggregate Market Value of Units on Date of Grant ($)		Aggregate Market Value of Units at December 31, 2025 ($)
	RSUs[1]	PSUs[2]	RSUs	PSUs	RSUs[3]	PSUs[3]	RSUs[4]	PSUs[4]
Sean McLaren President and CEO	3,514	21,086	12.3	27.4	400,666	2,404,226	295,071	1,770,591
Chris Virostek Executive Vice-President and CFO	1,780	5,341	6.3	7.0	202,956	608,981	149,467	448,484
Kevin Burke Executive Vice-President, North American Operations	1,492	4,477	5.2	5.8	170,118	510,468	125,283	375,934
Robin Lampard Senior Vice-President, Corporate Services	1,095	3,284	3.8	4.3	124,852	374,442	91,947	275,757
Alan McMeekin Senior Vice-President, Europe	807	2,420	2.8	3.1	92,014	275,928	67,764	203,207
Notes:
1.    RS Units.
2.    PS Units. Does not include PS Units allocated on three-year vesting of PS Units on account of dividends.
3.    Based on the closing price of $114.02 on February 18, 2025. Assumes a 1.0 performance multiplier for PSUs.
4.    Based on the closing price of $83.97 on December 31, 2025. Assumes a 1.0 performance multiplier for PSUs.
The following table provides particulars of Units held by each of the Named Executive Officers as of December 31, 2025:

	Vesting 2026[1]		Vesting 2027[1]		Vesting 2028[1]		Value as at December 31, 2025[2] ($)
Name	RSUs	PSUs	RSUs	PSUs	RSUs	PSUs	RSUs	PSUs
Sean McLaren President and CEO	0	2,996	0	15,572	3,514	21,086	295,071	3,329,746
Chris Virostek Executive Vice-President and CFO	0	3,634	0	3,860	1,780	5,341	149,467	1,077,755
Kevin Burke Executive Vice-President, North American Operations	0	2,263	0	3,244	1,492	4,477	125,283	838,356
Robin Lampard Senior Vice-President, Corporate Services	0	2,651	0	2,785	1,095	3,284	91,947	732,218
Alan McMeekin Senior Vice-President, Europe	0	1,950	0	2,055	807	2,420	67,764	539,507
Notes:
1.Does not include RSUs and PSUs to be credited under the Phantom Share Unit Plan as a result of dividends on the Common shares.
2.Based on the closing price of $83.97 on December 31, 2025. Assumes a 1.0 performance multiplier for PSUs.

The Units held by each of the Named Executive Officers that vested during the financial year ended December 31, 2025 were as follows:
Equity-Based Awards Vested During 2025

	Number of units vested		Value Paid ($)[4]
Name	RSUs[1]	PSUs[2]	RSUs	PSUs[3]
Sean McLaren President and CEO	Nil	2,658	Nil	484,607
Chris Virostek Executive Vice-President and CFO	Nil	3,129	Nil	572,526
Kevin Burke Executive Vice-President, North American Operations	Nil	1,973	Nil	359,640
Robin Lampard Senior Vice-President, Corporate Services	Nil	2,371	Nil	433,702
Alan McMeekin Senior Vice-President, Europe	Nil	1,722	Nil	314,985
Notes:
1.    No RS Units granted to Named Executive Officers from 2020 to 2024. RS Units granted in 2025 will vest in February 2028.
2.    PS Units granted during 2022 plus additional Units credited under the Phantom Share Unit Plan as a result of dividends on the Common shares and rounded for presentation to the nearest whole number of PS Units.
3.    The value paid in 2025 was based on $114.35 per unit for PS Units denominated in Canadian dollars and US$80.28 per unit for PS Units denominated in United States dollars and converted to Canadian dollars using the Bank of Canada's US/CAD exchange rate of 1.4193 on the date of payment and a performance multiplier of 1.6 for PS Units. Numbers may not add up due to rounding.
4.    PS Units vested on February 18, 2025, but could not be calculated until March 2025.

Pension Plans
The majority of our full time salaried employees are covered by non-contributory defined benefit pension plans.
For those salaried employees whose employment began before 2016, the plans provide a pension equal to 2% of the highest average compensation (which includes base salary and bonuses) of the employee for any consecutive 60-month period in that employee’s final 10 years with us, multiplied by the number of years of credited service with us. Normal retirement is at age 65. In accordance with applicable tax legislation, these plans allow for additional years of credited service until a continuing employee reaches age 71. Each of these pension plans allows for early retirement at age 55 with a minimum service requirement of two years. Benefits provided for early retirement are reduced by 4% per year for retirement between the ages of 55 and 57 and by 3% per year for retirement between the ages of 58 and 59. No reduction is made for retirement between the ages of 60 and 64.
On January 1, 2016, we introduced a new non-contributory defined benefit pension plan for salaried employees whose employment begins on or after that date. Changes from the existing plans include a pension based on the employee’s average annual salary over the final 10 years with us, as well as the elimination of early retirement benefits so that full pension benefits are only achieved on retirement at age 65 or over. In accordance with applicable tax legislation, this new plan also allows for additional years of credited service until a continuing employee reaches age 71.
On January 1, 2022 the Canadian salaried defined benefit pension plans closed to new entrants. New salaried employees are enrolled in a defined contribution pension plan with an 8% employer contribution along with 100% matching contributions for the first 3% of employee contributions. At the same time in the U.S., the 401(k) plan for salaried lumber employees, OSB corporate employees and non-union hourly employees will provide a 3% non-elective retirement contribution, along with 100% matching employer contributions on the first 5% an employee contributes to the plan.
Defined Benefit Pension Plans
The estimated annual pension payable upon retirement under the defined benefit pension plans, assuming employment began before 2016, no reduction for early retirement and based on the standard form life annuity for a minimum of 60 months with no joint survivor pension, is as follows:

Estimated Annual Benefits Payable upon Retirement

Annual Compensation	Years of Service
	15 Years	20 Years	25 Years	30 Years
$400,000	$120,000	$160,000	$200,000	$240,000
$500,000	$150,000	$200,000	$250,000	$300,000
$600,000	$180,000	$240,000	$300,000	$360,000
$700,000	$210,000	$280,000	$350,000	$420,000
$800,000	$240,000	$320,000	$400,000	$480,000
$900,000	$270,000	$360,000	$450,000	$540,000
$1,000,000	$300,000	$400,000	$500,000	$600,000
$1,100,000	$330,000	$440,000	$550,000	$660,000
$1,200,000	$360,000	$480,000	$600,000	$720,000
$1,300,000	$390,000	$520,000	$650,000	$780,000
$1,400,000	$420,000	$560,000	$700,000	$840,000
$1,500,000	$450,000	$600,000	$750,000	$900,000
Compensation for the purposes of the pension plans, based on employment beginning before 2016, is defined as the average annual compensation, including salary and bonus, of the highest consecutive 60-month period in the last 10 years’ service with the Company.
The benefits listed in the table are not subject to any deduction for Canada Pension Plan or other offset amounts.

The table below sets forth the accumulated defined benefit under our pension plans for the Named Executive Officers as at December 31, 2025.

Name	Number of years credited service (#)	Annual benefits payable[1] ($)		Opening present value of defined benefit obligation[2] ($)	Compensatory change[3] ($)	Non-compensatory change[4] ($)	Closing present value of defined benefit obligation[2] ($)
		At year end	At age 65
Sean McLaren President and CEO	37.5	753,500	910,800	18,472,200	(559,200)	1,053,400	18,966,400
Chris Virostek Executive Vice-President and CFO	8.7	133,400	319,000	1,342,300	158,200	5,900	1,506,400
Kevin Burke Executive Vice-President, North American Operations	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Robin Lampard Senior Vice-President, Corporate Services	9.75	45,116	45,116	531,547	Nil	(16,284)	515,263
Alan McMeekin Senior Vice-President, Europe	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Notes:
1.    Represents the estimated annual pension, excluding any employee paid ancillary benefits, where applicable, that would be received by the Named Executive Officer upon retirement at age 65 based on actual pensionable earnings at December 31, 2025. The annual pension payable at year end is based on actual credited service at December 31, 2025. The annual pension at age 65 is based on credited service projected to age 65. In accordance with applicable tax legislation, our pension plans allow for additional years of credited service until a continuing employee reaches age 71.
2.    The present value is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining pension liabilities as disclosed in the consolidated financial statements.
3.    Compensatory change represents the change in the pension liability related to the annual service cost, actual and assumed future compensation changes and the impact of plan changes, if any. The pension value is calculated based on the Company’s best estimate of future events that affect pension liabilities, including assumptions about future salary adjustments and bonuses, and is reflected in the pension value for the Named Executive Officers. Pension values will increase in those years where there has been a significant salary increase. Pension values will also be affected by changes in future compensation assumptions and in particular in those years where such assumptions have been updated following periodic reviews of the underlying pension plans and their associated liabilities.
4.    Non-compensatory change includes items such as interest on the obligation and the impact of changes in the discount rate assumption.
The estimated years of credited service under the defined benefit pension plans at the normal retirement age of 65 for each Named Executive Officer is set out below. We have not granted on a discretionary basis any additional years of credited service to our Named Executive Officers in excess of their actual years of service.

Name	Estimated Years of Credited Service (as of December 31, 2025)
Sean McLaren President and CEO	46
Chris Virostek Executive Vice-President and CFO	24
Kevin Burke Executive Vice-President, North American Operations	Not applicable[1]
Robin Lampard Senior Vice-President, Corporate Services	10[2]
Alan McMeekin Senior Vice-President, Europe	Not applicable[1]
Note:
1.    Mr. Burke and Mr. McMeekin are not members of a defined benefit pension plan.
2.    The years of credited service for Ms. Lampard reflect her accrued services in the defined benefit pension plan for Norbord. Ms. Lampard ceased participating in the Norbord defined benefit pension plan effective January 1, 2006 and her service in that plan is frozen at 10 years.

Defined Contribution Pension Plans
The following table shows the value of investments held by the NEOs participating in the Company’s defined contribution pension plans:

Name	Accumulated Value at December 31, 2024 ($)	Total Compensatory Change ($)[1]	Accumulated Value at December 31, 2025 ($)
Robin Lampard[2] Senior Vice-President, Corporate Services	1,800,275	51,159	2,305,766
Kevin Burke[3] Executive Vice-President, North American Operations	2,605,959	61,615	2,878,068
Notes:
1.    These amounts represent employer contributions to the Company’s defined contribution pension plans.
2.    Ms. Lampard, as a member accruing benefits under the defined contribution pension plan, is no longer eligible to contribute to the flex component of the defined benefit pension plan but has outstanding balances from her participation prior to 2006 that are included in the table.
3.    Mr. Burke’s accumulated values and compensatory change have been converted to Canadian dollars. The exchange rate used to convert this U.S. dollar compensation was the Bank of Canada’s average US/CAD exchange rate for the fiscal year (2025 = 1.3978). The accumulated values shown include Mr. Burke’s personal salary and bonus allocation equivalent to CAD$38,510 into a deferred compensation plan.
Mr. McMeekin is not a member of a defined contribution plan. The Company contributes up to 15% of Mr. McMeekin’s gross earnings into his retirement plan, which is a combination of the self-invested personal pension plan (SIPP) and an individual savings account (ISA).
Severance and Change of Control Agreements

On November 9, 2020, Norbord entered into a letter agreement with Ms. Lampard, providing for severance entitlements in the event that (i) Norbord (or its successor) or any of its affiliates terminated their employment on a without cause basis or such individual resigns in circumstances constituting constructive dismissal within 24 months following the Norbord Acquisition or other change of control transaction, or (ii) in connection with the consummation of the Norbord Acquisition or other change of control transaction, Norbord (or its successor) or any of its affiliates does not offer such individual a comparable position. Upon such event, the individual is entitled to receive an amount equal to the product of (a) one month per full year of employment with Norbord, and (b) the sum of (i) 1/12th of the individual’s base salary at the rate in effect on the termination date, and (ii) 1/12th of the average of the individual’s annual bonus earned in respect of the three most recently completed years prior to the termination date, less all applicable taxes, deductions and withholdings; provided that (a) is no less than 12 months or greater than 24 months. The Norbord Acquisition constituted a change of control of Norbord for the purposes of these agreements. The Company and Ms. Lampard agreed to one-year extensions of the foregoing agreement in 2024, 2025 and in 2026.

Other than as described above and pension and retirement benefits described elsewhere in this Circular, the Company does not have any agreements with its Named Executive Officers that provide for payments following or in connection with any termination (whether voluntary, involuntary or constructive) or a change in control of the Company.
Directors’ Compensation and Holdings
For a description of retainers and fees payable to Directors, actual compensation paid during 2025 and securities held by Directors, see “Information regarding Nominees for Election as Directors - Director Compensation”.
Interest of Informed Persons in Material Transactions
No informed person of the Company (which includes our Directors and officers and persons who own or control securities carrying 10% or more of the voting rights attached to all of our voting securities) or any associate or affiliate of any informed person has had a material interest in any transaction since the commencement of the Company’s most recently completed financial year or has a material interest in any proposed transaction which has materially affected or would affect the Company or any of its subsidiaries.
Indebtedness of Directors, Officers and Employees
The following table sets out the aggregate indebtedness outstanding to us from our employees and former employees as at the Record Date. We do not make loans to our Directors or officers. During 2025, no loans were outstanding to persons who were Directors or officers during 2025 or to any of our former Directors or officers, or their associates.

AGGREGATE INDEBTEDNESS
Purpose	To the Company or its Subsidiaries	To Another Entity
Share purchases	Nil	Nil
Employee loans	US$115,818	Nil

Securities Authorized for Issuance under Equity Compensation Plans
The following table provides information with respect to securities authorized for issuance under equity compensation plans that permit issuance from treasury as at December 31, 2025.

	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted average exercise price of outstanding Options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by Shareholders	680,970	$100.57	561,925
Equity compensation plans not approved by Shareholders[1]	33,612	$57.01	Nil
Total	714,582	$98.52	561,925
Notes:
1.    In connection with the Norbord Acquisition, the Company adopted the Replacement Option Plans, pursuant to which the Company has issued Replacement Options. Upon the exercise or expiry of all such Replacement Options, the Replacement Option Plans will be terminated.
ADDITIONAL INFORMATION
Additional information (including financial information) relating to us can be found in our Annual Report, which includes our audited financial statements for the years ended December 31, 2025 and 2024 and the accompanying audit report and management’s discussion and analysis and in our Annual Information Form. The Annual Report and Annual Information Form are on our website at www.westfraser.com and can also be found under our profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Copies of the Annual Report and the relevant portion of any documents incorporated by reference in the Annual Report, the Annual Information Form, as well as additional copies of this Circular, may be obtained upon request to Anil Aggarwala, Treasurer, 885 West Georgia Street, Suite 1500, Vancouver, B.C., V6C 3E8 or by emailing to shareholder@westfraser.com.
DATED at Vancouver, B.C., March 6, 2026.
BY ORDER OF THE BOARD

/s/ Sean P. McLaren
Sean McLaren
President and Chief Executive Officer

SCHEDULE “A”
RIGHTS PLAN

SHAREHOLDER RIGHTS PLAN AGREEMENT
DATED AS OF APRIL 9, 2020 AND
AS AMENDED AND RESTATED AS OF APRIL 18, 2023 BETWEEN
WEST FRASER TIMBER CO. LTD. AND
COMPUTERSHARE INVESTOR SERVICES INC. AS RIGHTS AGENT

Article 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN

- ii -

SHAREHOLDER RIGHTS PLAN AGREEMENT
SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of April 18, 2023 between West Fraser Timber Co. Ltd. (“West Fraser” or the “Corporation”) a company incorporated under the laws of British Columbia and Computershare Investor Services Inc., a company governed under the laws of Canada (the “Rights Agent”), which was appointed successor to TSX Trust Company (formerly, AST Trust Company (Canada)), a trust company incorporated under the laws of Canada;
WHEREAS the board of directors of West Fraser has determined that it is advisable and in the best interest of the Corporation to amend and restate this shareholder rights plan to take effect on April 18, 2023, to ensure, to the extent possible, that all shareholders of West Fraser are treated fairly in connection with any take-over bid for West Fraser;
AND WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the board of directors of West Fraser:
(a)    authorized the issuance, effective at the Record Time (as hereinafter defined), of one Right (as hereinafter defined) in respect of each Voting Share (as hereinafter defined) outstanding at the Record Time; and
(b)    authorized the issuance of one Right in respect of each Voting Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);
AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of West Fraser pursuant to the terms and subject to the conditions set forth in this Agreement;
AND WHEREAS West Fraser desires to appoint the Rights Agent to act on behalf of West Fraser and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to in this Agreement;
AND WHEREAS this agreement was originally entered into by the Company and TSX Trust Company (formerly, AST Trust Company (Canada)) as of April 9, 2020 and is hereby further amended and restated as provided herein;
NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:
ARTICLE 1 INTERPRETATION
1.1    Certain Definitions
For purposes of this Agreement, the following terms have the meanings indicated:

(a)    “Acquiring Person” means any Person who is the Beneficial owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

(i)    West Fraser or any Subsidiary of West Fraser;

(ii)    any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)    an acquisition or redemption by West Fraser of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially owned by such Person to 20% or more of the Voting Shares then outstanding,

(B)    a Permitted Bid Acquisition,

(C)    a Pro Rata Acquisition,

(D)    an Exempt Acquisition, or

(E)    a Convertible Security Acquisition;
provided, however, that if a Person becomes the Beneficial owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C), (D) or (E) above and such Person thereafter becomes the Beneficial owner of more than an additional 1% of the number of outstanding Voting Shares (other than pursuant to one or more of any combination of Paragraphs (A), (B),
(C) , (D) or (E) above, as the case may be), then as of the date such Person becomes the Beneficial owner of such additional Voting Shares, as the case may be, such Person shall become an “Acquiring Person”;
(iii)    for a period of 10 calendar days after the Disqualification Date (as defined below), any Person who becomes the Beneficial owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(h)(iv)(B) solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, “Disqualification Date” means the first date of a public announcement of facts indicating that any Person is making or has announced a current intention to make a Take-over Bid, either alone, through such Person’s Affiliates or Associates or by acting jointly or in concert with any other Person (which, for the purposes of this definition, shall include, without limitation a report asserting such facts filed pursuant to NI 62- 103, NI 62-104, Section 13(d) of the U.S. Exchange Act or any other applicable securities laws, as amended from time to time and any provision substituted therefor);
(iv)    an underwriter or member of a banking or selling group acting in such capacity that acquires 20% or more of the outstanding Common Shares from West Fraser in connection with a distribution of securities of West Fraser; or
(v)    a Person (a “Grandfathered Person”) who is the Beneficial owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time: (1) cease to own 20% or more of the outstanding Voting Shares, or (2) become the Beneficial owner of any additional Voting Shares that increases its Beneficial ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding as at the Record Time, other than through an acquisition pursuant to which a Person becomes a Beneficial owner of additional Voting Shares by reason of one or any combination of the operation of Paragraphs 1.1(a)(ii)(A), (B), (C), (D) or (E).

(b)    “Adjusted Exercise Price” means the price at which a holder may purchase the securities issuable upon exercise of Rights pursuant to the terms of Section 3.1(a)(ii) which, until adjustment thereof in accordance with the terms hereof, shall be equal to the Exercise Price multiplied by a fraction in which:

(i)    the numerator is the number of Common Shares per Right that may be purchased pursuant to Section 3.1(a)(ii); and

(ii)    the denominator is the number of Common Shares per Right that could have been purchased pursuant to Section 3.1(a) in the event that there had been sufficient authorized but unissued Common Shares to permit each holder of a Right (other than an Acquiring Person or a transferee of the kind described in Section 3.1(b)(ii)) to purchase the number of Common Shares to which they would have been entitled under Section 3.1(a)(i);

(c)    “Adjustment Factor” shall mean a fraction in which:

(i)    the numerator is equal to West Fraser’s authorized but unissued Voting Shares; and

(ii)    the denominator is equal to West Fraser’s issued and outstanding Voting Shares minus those Voting Shares that the Acquiring Person Beneficially owns;

(d)    “Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such a specified Person;
(e)    “Agreement” means this shareholder rights plan agreement dated April 9, 2020 and as amended and restated April 18, 2023, as amended, modified or supplemented from time to time; “hereof”, “herein”, “hereto” and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;
(f)    “Annual Cash Dividend” means cash dividends paid in any fiscal year of West Fraser, to the extent that such cash dividends do not exceed in the aggregate, the greatest of:
(i)    200% of the aggregate amount of cash dividends declared payable by West Fraser on its Common Shares in its immediately preceding fiscal year;
(ii)    300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by West Fraser on its Common Shares in its three immediately preceding fiscal years; and

(iii)    100% of the aggregate consolidated net income of West Fraser, before extraordinary items, for its immediately preceding fiscal year;
(g)    “Associate” when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person;

(h)    A Person shall be deemed the “Beneficial owner” of, and to have “Beneficial ownership” of, and to “Beneficially own”,

(i)    any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)    any securities of which such Person or any of such Person’s Affiliates or Associates has, directly or indirectly, the right to become the owner at law or in equity (provided that such right is exercisable within a period of 60 days, whether or not on condition or the happening of any contingency or the making of any payment) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities and other than pledges of securities in the ordinary course of business), or upon the exercise, conversion or exchange of any Convertible Security (other than the Rights);

(iii)    any securities which are subject to a lock-up or similar agreement to tender or deposit them into any Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other Person acting jointly or in concert with such Person; and

(iv)    any securities which are Beneficially owned within the meaning of Sections 1.1(h)(i), (ii) or (iii) by any other Person with whom such Person is acting jointly or in concert;
provided, however, that a Person shall not be deemed the “Beneficial owner” of, or to have “Beneficial ownership” of, or to “Beneficially own”, any security as a result of the existence of any one or more of the following circumstances:
(A)    such security has been agreed to be deposited or tendered pursuant to a Lock-up Agreement or is otherwise deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in Section 1.1(h)(iv), unless such deposited or tendered security has been taken up or paid for, whichever shall occur first;

(B)    such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1(h)(iv) holds such security provided that,
(1)    the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”), including non-discretionary accounts held on behalf of a Client by a dealer or broker registered under applicable law;

(2)    such Person is (i) the manager or trustee (the “Manager”) of a mutual fund (a “Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States and such security is held in the ordinary course of business in the performance of the Manager’s duties with respect to the Mutual Fund, or (ii) a Mutual Fund;

(3)    such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(4)    such Person is an independent Person established by statute for purposes that include, and the ordinary business or activity of such Person (the “Statutory Body”) includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and the Statutory Body holds such securities for the purposes of its activities as such;

(5)    such Person (the “Administrator”) is the administrator or trustee of one or more pension funds, plans or related trusts (a “Plan”) or is a Plan registered or qualified under the laws of Canada or any Province thereof or the laws of the United States of America or any state thereof or is a Plan and holds such securities for the purposes of its activities as Administrator or as a Plan; or

(6)    such Person is a Crown agent or agency;
provided, in any of the above cases, that the Investment Manager, the Manager, the Mutual Fund, the Trust Company, the Statutory Body, the Administrator, the Plan, or the Crown agent or agency, as the case may be, is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by West Fraser or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person;
(C)    such Person or any other person acting jointly or in concert with such Person (1) is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) has an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (3) is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D)    such Person or any other person acting jointly or in concert with such Person (1) is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) has an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) is a Plan and such security is owned at law or in equity by the Administrator of the Plan;

(E)    such Person is a registered holder of such security as a result of carrying on the business of, or acting as a nominee of, a securities depositary;

(i)    “BCBCA” means the Business Corporations Act (British Columbia), R.S.B.C. 2002, c.57, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(j)    “Board of Directors” means the board of directors of West Fraser or any duly constituted and empowered committee thereof;

(k)    “Book Entry Form” means, in reference to securities, securities that have been issued and registered in uncertificated form that are evidenced by an advice or other statement and which are maintained electronically on the records of West Fraser’s transfer agent, but for which no certificate has been issued;

(l)    “Book Entry Rights Exercise Procedures” has the meaning ascribed thereto in Section 2.2(c);

(m)    “Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(n)    “Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means, on any date, the Canadian dollar equivalent of any such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(o)    “Canadian - U.S. Exchange Rate” means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(p)    “close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal office in Vancouver, British Columbia of the transfer agent for the Common Shares of West Fraser (or, after the Separation Time, the principal office in Vancouver of the Rights

Agent) is closed to the public, provided, however, that for the purposes of the definition of “Competing Permitted Bid” and the definition of “Permitted Bid”, “close of business” on any date means 11:59 p.m. (local time, at the place of deposit) on such date (or, if such date is not a Business Day, 11:59 p.m. (local time, at the place of deposit) on the next succeeding Business Day);

(q)    “Common Shares” means the common shares in the capital of West Fraser, but for greater certainty does not include Class B common shares;

(r)    “Competing Permitted Bid” means a Take-over Bid that:

(i)    is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that other Permitted Bid;

(ii)    satisfies all components of the definition of a Permitted Bid other than the requirements set out in Section 1.1(qq)(ii)(A) of the definition of a Permitted Bid; and

(iii)    contains, and the take-up and payment for securities tendered or deposited thereunder are subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the last day of the minimum initial deposit period that such Take-over Bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid;

provided, however, that a Take-over Bid that qualified as a Competing Permitted Bid shall cease to be a Competing Permitted Bid as soon as such Take-over Bid ceases to meet any or all of the provisions of this definition, and any acquisition of Voting Shares made pursuant to such Take-over Bid that qualified as a Competing Permitted Bid, including any acquisition of Voting Shares made before such Take-over Bid ceased to be a Competing Permitted Bid, will not be a Permitted Bid Acquisition.

(s)    “controlled” a Person is considered to be “controlled” by another Person or two or more Persons acting jointly or in concert if:
(i)    in the case of a Person other than a partnership or a limited partnership, including a corporation or body corporate:
(A)    securities entitled to vote in the election of directors (including, for Persons other than corporations, the administrators, managers, trustees or other individuals performing similar functions in respect of any such Person) carrying more than 50% of the votes for the election of directors of such Person are held, directly or indirectly, other than by way of security only, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(B)    the votes carried by such securities are entitled, if exercised, to elect, appoint or designate a majority of the board of directors of such Person;

(ii)    in the case of a partnership other than a limited partnership, more than 50% of the interests in such partnership are held, directly or indirectly by the other Person or Persons; and

(iii)    in the case of a limited partnership, the other Person or each of the other Persons is a general partner of the limited partnership,

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly;

(t)    “Convertible Securities” means, at any time, any securities issued by the Corporation (including rights, warrants and options) carrying any purchase, exercise, conversion or exchange right, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency).

(u)    “Convertible Security Acquisition” means the acquisition of Voting Shares upon the exercise of Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

(v)    “Co-Rights Agents” has the meaning ascribed thereto in Section 4.1(a);

(w)    “Disposition Date” has the meaning ascribed thereto in Section 5.1(a);

(x)    “Dividend Reinvestment Acquisition” means an acquisition of Voting Shares of any class pursuant to a Dividend Reinvestment Plan;

(y)    “Dividend Reinvestment Plan” means a regular dividend reinvestment or other program or plan of West Fraser made available by West Fraser to holders of its securities and/or to holders of securities of a Subsidiary of West Fraser, where such program or plan permits the holder to direct that some or all of:

(i)    any dividends paid in respect of shares of any class of West Fraser or a Subsidiary;

(ii)    any proceeds of redemption of shares of West Fraser or a Subsidiary;

(iii)    any interest paid on evidences of indebtedness of West Fraser or a Subsidiary; or

(iv)    any optional cash payments; be applied to the purchase of Voting Shares;

(z)    “Effective Date” means April 9, 2020;

(aa)    “Election to Exercise” has the meaning ascribed thereto in Section 2.2(d);

(bb)    “Exempt Acquisition” means an acquisition of Beneficial ownership of Voting Shares or Convertible Securities by a Person:

(i)    in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a), (b) or (f); or

(ii)    pursuant to an amalgamation, plan of arrangement or other statutory procedure having similar effect which has been approved by the Board of Directors and the holders of Voting Shares by the requisite majority or majorities of the holders of Voting Shares at a meeting duly called and held for such purpose in accordance with the provisions of the BCBCA, the notice of articles and the articles of West Fraser and any other applicable legal requirements; or

(iii)    pursuant to a distribution to the public by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus or private placement provided that the Person in question does not thereby acquire a greater percentage of Voting Shares representing the right to acquire Voting Shares than the percentage of Voting Shares such Person Beneficially owned immediately prior to such acquisition;
(cc)     “Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be an amount equal to five times the Market Price per Common Share determined as of the Separation Time;
(dd)    “Expansion Factor” has the meaning ascribed thereto in Section 2.3(a);
(ee)     “Expiration Time” means the close of business on that date which is the earliest date of termination of this Agreement as provided for in Section 5.15 or, if this Agreement is confirmed and subsequently reconfirmed pursuant to Section 5.15;
(ff)     “Flip-in Event” means a transaction in or pursuant to which any Person becomes an Acquiring Person;
(gg)    “holder” has the meaning ascribed thereto in Section 2.8;
(hh)    “Independent Shareholders” means holders of any Voting Shares, other than

(i)    any Acquiring Person;
(ii)    any Offeror (other than any Person who pursuant to Section 1.1(h) is not deemed to Beneficially own the Voting Shares held by such Person);
(iii)    any Affiliate or Associate of any Acquiring Person or Offeror (referred to in Clause (ii) of this definition);
(iv)    any Person acting jointly or in concert with any Acquiring Person or Offeror (referred to in Clause (ii) of this definition); and
(v)    any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of West Fraser or a Subsidiary of West Fraser, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(ii)    “Lock-up Agreement” means an agreement between a Person and one or more holders of Voting Shares or Convertible Securities (each a “Locked-up Person”) the terms of which are publicly disclosed and a copy of which agreement is made available to the public (including West Fraser) not later than (i) the date the Lock-up Bid (as defined below) is publicly announced or, (ii) if the Lock-up Bid has been made prior to the date on which such agreement is entered into then as soon as possible after it is entered into and in any event not later than the date following the date of such agreement, pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares or Convertible Securities to a Take-over Bid (the “Lock-up Bid”) to be made or made by the Person or any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1(h)(iv) and which provides:
(i)    that any agreement to deposit or tender to, or to not withdraw Voting Shares or Convertible Securities from, the Lock-up Bid is terminable at the option of the Locked-up Person in order to tender or deposit such Voting Shares or Convertible Securities to another Take-over Bid or support another transaction:

(A)    where the price or value per Voting Share or Convertible Security offered under such other Take-over Bid or transaction is higher than the price or value per Voting Share or Convertible Security offered under the Lock-up Agreement; or
(B)    if:
(1)    the price or value per Voting Share or Convertible Security offered under the other Take-over Bid or transaction exceeds the price or value per Voting Share or Convertible Security offered or proposed to be offered under the Lock-up Bid by as much or more than a specified amount (the “Specified Amount”) and the Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security that is offered or proposed to be offered under the Lock-up Bid; or

(2)    the number of Voting Shares or Convertible Securities to be purchased under the other Take-over Bid or transaction exceeds the number of Voting Shares offered to be purchased under the Lock-up Bid by as much or more than a specified number of Voting Shares (the “Specified Number of Shares”) and the Specified Number of Shares is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-up Bid, at a price or value per Voting Share or Convertible Security, as applicable, that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-up Bid;
and the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares or Convertible Securities during the period of the other Take-over Bid or transaction; and

(ii)    no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:
(A)    the cash equivalent of 2.5% of the price or value payable under the Lock- up Bid to a Locked-up Person; and

(B)    50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares or Convertible Securities to the Lock-up Bid or withdraws Voting Shares or Convertible Securities previously tendered thereto in order to tender to another Take-over Bid or support another transaction;
(jj)    “Market Price” per share of any securities on any date of determination means the average of the daily closing sale prices per security of such class of securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing sale prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing sale price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing sale price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing sale price per security of any securities on any date shall be:

(i)    the closing board lot sale price per security or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian securities exchange (as determined by volume of trading) on which such securities are listed or admitted to trading or, if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange, the closing board lot sale price per security or, if such price is not available, the average of the closing bid and asked prices, for each security as reported by the principal United States securities exchange (as determined by the volume of trading) on which such securities are listed or admitted for trading;

(ii)    if for any reason none of such prices are available on such date or the securities are not listed or admitted to trading on a Canadian securities exchange or a United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iii)    if for any reason none of such prices are available on such day or the securities are not listed or admitted to trading on a Canadian securities exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;
provided, however, that if on any such date none of such prices is available, the closing sale price per security of such securities on such date shall mean the fair value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker selected by the Board of Directors with respect to the fair value per security of such securities and provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof; and
(kk) “NI 62-103” means National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues adopted by the Canadian securities regulatory authorities and any comparable or successor laws, instruments or rules thereto;
(ll)    “NI 62-104” means National Instrument 62-104 – Take-Over Bids and Issuer Bids adopted by the Canadian securities regulatory authorities and any comparable or successor laws, instruments or rules thereto;
(mm)     “Nominee” has the meaning ascribed thereto in Section 2.2(c); (nn)      “Offer to Acquire” includes:
(i)    an offer to purchase or a solicitation of an offer to sell Voting Shares or Convertible Securities of any class or classes, and
(ii)    an acceptance of an offer to sell Voting Shares or Convertible Securities of any class or classes, whether or not such offer to sell has been solicited, or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;
(oo)     “Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid, other than a Person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition;
(pp) “Offeror’s Securities” means Voting Shares Beneficially owned by an Offeror on the date of the Offer to Acquire;
(qq) “Permitted Bid” means a Take-over Bid made by an Offeror that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i)    the Take-over Bid is made to all holders of record of Voting Shares, other than the Offeror;

(ii)    the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid:
(A)    prior to the close of business on a date which is not less than 105 days following the date of the Take-over Bid or such shorter minimum period as determined in accordance with section 2.28.2 or section 2.28.3 of NI 62 104 for which a Take-Over Bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of NI 62-104) must remain open for deposit of securities thereunder; and

(B)    unless at the close of business on the date Voting Shares are first taken up or paid for under such Take-over Bid, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)    the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period which applies pursuant to Section 1.1(qq)(ii)(A) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for (other than where prohibited from being withdrawn under NI 62-104 in the case of a partial take- over bid); and

(iv)    the Take-over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, in the event that the deposit condition set forth in Section 1.1(qq)(ii)(B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will be extended for a period of not less than 10 days from the date of such public announcement;
(rr)     “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;
(ss)     “Person” includes an individual, firm, association, trustee, executor, administrator, legal or personal representative, body corporate, company, corporation, trust, partnership, limited partnership, joint venture, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (whether or not having legal personality), any successor (by merger, statutory amalgamation or otherwise) and any of the foregoing acting in any derivative, representative or fiduciary capacity;
(tt)    “Personal Information” means the type of information regulated by Privacy Laws and collected, used, disclosed or retained by West Fraser, as applicable, including, without limitation, personal information regarding any member of West Fraser’s customers, suppliers, employees or agents, such as an individual’s name, address, age, gender, social security or other identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records to the extent regulated by Privacy Laws as applicable to West Fraser;

(uu)     “Privacy Laws” means all applicable federal, state, municipal or other laws governing the collection, use, disclosure and retention of Personal Information;
(vv)    “Pro Rata Acquisition” means an acquisition of Voting Shares or Convertible Securities by a Person pursuant to:

(i)    a Dividend Reinvestment Acquisition;
(ii)    a stock dividend, stock split or other event in respect of securities of one or more particular classes or series of West Fraser pursuant to which such Person becomes the Beneficial owner of Voting Shares or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class or series;
(iii)    any other event pursuant to which all holders of Voting Shares are entitled to receive Voting Shares or Convertible Securities on a pro rata basis; including pursuant to the receipt and/or exercise of rights issued by West Fraser to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares or Convertible Securities, provided that such rights are acquired directly from West Fraser as part of a rights offering and not from any other Person and provided that the Person does not thereby acquire a greater percentage of Voting Shares or Convertible Securities, than the Person’s percentage of Voting Shares Beneficially owned immediately prior to such receipt or exercise; or

(iv)    a distribution by West Fraser of Voting Shares, or Convertible Securities (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or a distribution by way of private placement by West Fraser, provided that the Person does not thereby acquire a greater percentage of Voting Shares of that class or securities convertible or exchangeable for Voting Shares, than the Person’s percentage of Voting Shares Beneficially owned immediately prior to such acquisition;
(ww)    “Record Time” means 12:01 a.m. (Pacific Time) on the Effective Date;

(xx)    “Redemption Price” has the meaning set forth in Section 5.1(c) of this Agreement;

(yy)    “Right” means a right to purchase a Common Share of West Fraser, upon the terms and subject to the conditions set forth in this Agreement;
(zz)     “Rights Agent” means Computershare Investor Services Inc., a company governed under the laws of Canada, or any successor Rights Agent appointed pursuant to Section 4.4;
(aaa)     “Rights Certificate” means the certificates representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;
(bbb)     “Rights Holders’ Special Meeting” means a meeting of the holders of Rights called by the Board of Directors for the purpose of approving a supplement or amendment to this Agreement pursuant to Section 5.4(c);
(ccc)     “Rights Register” and “Rights Registrar” have the meanings set forth in Section 2.6(a) of this Agreement;

(ddd)     “Securities Act (British Columbia)” means the Securities Act, R.S.B.C. 1996, c. 418, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto;
(eee)     “Securities Act (Ontario)” means the Securities Act, R.S.O., 1990, S.5, as amended, and the regulations and rules thereunder, and any comparable or successor laws or regulations or rules thereto;
(fff)     “Separation Time” means the close of business on the tenth Trading Day after the earlier of:

(i)    the Stock Acquisition Date;
(ii)    the date of the commencement of or first public announcement of the intent of any Person (other than West Fraser or any Subsidiary of West Fraser) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and
(iii)    the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such, or such later date as may be determined by the Board of Directors, provided that, if any such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been made and provided that if the Board of Directors determine pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event prior to the Separation Time, such Flip in Event shall be deemed never to have occurred;
(ggg)     “Stock Acquisition Date” means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 5.2 of NI 62-104, Section 4.5 of NI 62-103 or Section 13(d) of the U.S. Exchange Act) by West Fraser or an Acquiring Person of facts indicating that an Acquiring Person has become such;
(hhh)    “Subsidiary” - a corporation is a Subsidiary of another corporation if:
(i)    it is controlled by:

(A)    that other, or
(B)    that other and one or more Persons each of which is controlled by that other, or
(C)    two or more Persons each of which is controlled by that other, or

(ii)    it is a Subsidiary of a Person that is that other’s Subsidiary;
(iii)    “Take-over Bid” means an Offer to Acquire Voting Shares or Convertible Securities if, assuming that the Voting Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion, exercise or exchange of Convertible Securities) together with the Offeror’s Securities constitute in the aggregate 20% or more of the outstanding Voting Shares on the date of the Offer to Acquire;
(jjj)     “Trading Day”, when used with respect to any securities, means a day on which the principal Canadian securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian securities exchange, a day on which the principal United States securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;
(kkk)    “U.S. - Canadian Exchange Rate” means, on any date:
(i)    if on such date the Bank of Canada sets a daily exchange rate for the conversion of one United States dollar into Canadian dollars, such rate; and
(ii)    in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith;
(lll) “U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the United States dollar equivalent of such amount determined by multiplying such amount by the Canadian - U.S. Exchange Rate in effect on such date;
(mmm) “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;
(nnn) “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;
(ooo)    “Voting Shares” means the Common Shares in the capital of West Fraser; and
(ppp)     “West Fraser” means West Fraser Timber Co. Ltd., a company governed by the laws of British Columbia together where the context requires, with its subsidiaries.
1.2    Currency
All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.
1.3    Headings
The division of this Agreement into Articles, Sections, Paragraphs, or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4    Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares
For purposes of this Agreement, the percentage of Voting Shares of any class Beneficially owned by any Person, shall be and be deemed to be the product (expressed as a percentage) determined by the formula:
100 x A/B
where:
A = the number of votes for the election of all directors on the Board of Directors generally attaching to the Voting Shares of that class Beneficially owned by such Person; and
B = the number of votes for the election of all directors on the Board of Directors generally attaching to all outstanding Voting Shares of such class.
Where any Person is deemed to Beneficially own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares owned by such Person.
1.5    Acting Jointly or in Concert
For purposes of this Agreement, a Person is acting jointly or in concert with every Person who, as a result of any agreement, commitment or understanding whether formal or informal, and whether or not in writing, with the first Person or any Associate or Affiliate of the first Person, acquires or makes an Offer to Acquire Voting Shares or Convertible Securities (other than customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a public offering or private placement of securities or pledges of securities in the ordinary course of business).
ARTICLE 2 RIGHTS
2.1    Legend on Share Certificates
Certificates for Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to Common Shares, one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them a legend in substantially the following form:
Until the Separation Time (defined in the Shareholder Rights Plan Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated April 9, 2020, as amended or supplemented from time to time (the “Shareholder Rights Plan Agreement”), between West Fraser Timber Co. Ltd (“West Fraser”) and Computershare Investor Services Inc. (the “Rights Agent”) (as successor to TMX Trust Company (formerly, the AST Trust Company (Canada)), the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of West Fraser. Under certain circumstances set out in the Shareholder Rights Plan Agreement, the rights may be amended, redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate.

West Fraser will mail or arrange for the mailing of a copy of the Shareholder Rights Plan Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.
Any Common Shares issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which are maintained electronically the records of the transfers) after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to the Common Shares, one Right for each Common Share represented by such registration and the registration record of such Common Shares shall include the foregoing legend, adapted accordingly as the Rights Agent may reasonably require.
Common Shares (both registered in Book Entry Form or for which share certificates have been issued) that are issued and outstanding at the Record Time, which as at the Record Time represented Common Shares, shall also evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2    Initial Exercise Price; Exercise of Rights; Detachment of Rights
(a)    Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (with the Exercise Price and number of Common Shares being subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by West Fraser or any of its Subsidiaries shall be void.
(b)    Until the Separation Time,
(i)    the Rights shall not be exercisable and no Right may be exercised; and
(ii)    each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) or by the Book Entry Form registration for the associated Common Shares and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.
(c)    From and after the Separation Time and prior to the Expiration Time:
(i)    the Rights shall be exercisable; and
(ii)    the registration and transfer of Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, West Fraser will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form. In the event that West Fraser determines to maintain Rights in Book Entry Form, it will put in place such alternative procedures as are directed by the Rights Agent for the Rights to be maintained in Book Entry Form (the “Book Entry Rights Exercise Procedures”), it being hereby acknowledged that such procedures shall, to the greatest extent possible, replicate in all substantive respects the procedures set out in this Agreement with respect to the exercise of the Rights Certificates and that the procedures set out in this Agreement shall be modified only to the extent necessary, as determined by the Rights Agent, to permit West Fraser to maintain the Rights in Book Entry Form. In such event, the Book Entry Rights Exercise Procedures shall be deemed to replace the procedures set out in this Agreement with respect to the exercise of Rights and all provisions of this

Agreement referring to Rights Certificates shall be applicable to Rights registered in Book Entry Form in like manner as to Rights in certificated form.
In the event that West Fraser determines to issue a Rights Certificate, it will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, any other Person whose Rights are or become void pursuant to the provisions of Section 3.1(b) and, in respect of any Rights Beneficially owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a “Nominee”)), at such holder’s address as shown by the records of West Fraser (West Fraser hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)    a Rights Certificate in substantially the form set out in Attachment 1 hereof, appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as West Fraser may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and
(y)    a description of the Rights,
provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially owned by an Acquiring Person. In order for West Fraser to determine whether any Person is holding Common Shares which are Beneficially owned by another Person West Fraser may require such first mentioned Person to furnish such information and documentation as West Fraser deems necessary or appropriate in order to make such determination.

(d)    Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent in the manner specified in the Rights Certificate:
(i)    the Rights Certificate evidencing such Rights;

(ii)    an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate or in the form determined appropriate for Rights in Book Entry Form, in either case duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)    payment by certified cheque, banker’s draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of the transfer or delivery of Rights Certificates or the registration, in Book Entry Form, of the Common Shares in a name other than that of the holder of the Rights being exercised.
(e)    In the event that West Fraser determines to issue a Rights Certificate, then upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Section 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Section 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by West Fraser in the event that West Fraser is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)    direct the transfer agent to register, in the name of the holder of the Rights being exercised or in such other name as may be designated by such holder, in Book Entry Form the number of such Common Shares to be purchased (West Fraser hereby irrevocably authorizing its transfer agents to comply with all such requisitions);
(ii)    when appropriate, requisition from West Fraser the amount of cash to be paid in lieu of issuing fractional Common Shares;
(iii)    after receipt of confirmation from the transfer agent that the registration, in Book Entry Form, referred to in Section 2.2(e)(i) has been completed, deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)    when appropriate, after receipt, deliver the cash referred to in Section 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)    tender to West Fraser all payments received on the exercise of the Rights.
(f)    In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Section 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.
(g)    West Fraser covenants and agrees that it will:
(i)    take all such action as may be necessary and within its power to ensure that all Common Shares issued upon exercise of Rights shall, at the time of registration in Book Entry Form of such Common Shares (subject to payment of the Exercise Price), be duly authorized, validly issued and fully paid and non-assessable;
(ii)    take all such action as may be necessary and within its power to comply with the provisions of Section 3.1 including all actions necessary to comply with the requirements of the BCBCA, the Securities Act (British Columbia), the Securities Act (Ontario), the U.S. Securities Act and the U.S. Exchange Act and the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;
(iii)    use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)    pay when due and payable, if applicable, any and all Canadian and United States federal, provincial, state and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of West Fraser to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or the registration in Book Entry Form of Common Shares to be issued upon exercise of any Rights, provided that West Fraser shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the registration in Book Entry Form of Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and
(v)    after the Separation Time, except as permitted by Section 5.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.
2.3    Adjustments to Exercise Price; Number of Rights
The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.
(a)    In the event West Fraser shall at any time after the Record Time and prior to the Expiration Time:

(i)    declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of West Fraser) other than pursuant to any Dividend Reinvestment Plan;

(ii)    subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)    consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or
(iv)    issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of West Fraser) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted as of the payment or effective date in the manner set forth below. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1(a), the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1(a).
If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)    the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)    each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.
For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter after giving full effect to such dividend, subdivision, change, consolidation or issuance.
If, after the Record Time and prior to the Expiration Time, West Fraser shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Section 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and West Fraser and the Rights Agent agree to amend this Agreement in order to effect such treatment.
In the event West Fraser shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Section 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)    In the event West Fraser shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)    the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and
(ii)    the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).
In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.
For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to a Dividend Reinvestment Plan or any employee or director benefit, stock option, employee purchase, director compensation or similar plans shall be deemed not to constitute an issue of rights, options or warrants by West Fraser; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.
(c)    In the event West Fraser shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger, amalgamation, arrangement, plan, compromise or reorganization in which the Corporation is the continuing or successor Corporation) of evidences of indebtedness, cash (other than an Annual Cash Dividend or a dividend referred to in Section 2.3(a)(i), but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Section 2.3(b) hereof), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)    the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)    the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.
(d)    Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a share. Notwithstanding the first sentence of this Section 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:
(i)    (i)    three years from the date of the transaction which gives rise to such adjustment; or
(ii)    the Expiration Time.

(e)    In the event West Fraser shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock in a transaction referred to in Sections 2.3(a)(i) or (iv) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Sections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Sections 2.3(a), (b) and (c) above, shall be made, subject to the prior consent of the holders of the Voting Shares or the Rights as set forth in Section 5.4(b) or (c), and West Fraser and the Rights Agent shall have authority upon receiving such prior consent of the holders of the Voting Shares to amend this Agreement as appropriate to provide for such adjustments.

(f)    Each Right originally issued by West Fraser subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the Adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided for herein.

(g)    Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)    In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, West Fraser may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of West Fraser, if any, issuable upon such exercise over and above the number of Common Shares and other securities of West Fraser, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that West Fraser shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)    Notwithstanding anything contained in this Section 2.3 to the contrary, West Fraser shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, with the intent that any:
(i)    consolidation or subdivision of Common Shares;
(ii)    issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)    stock dividends; or
(iv)    issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by West Fraser to holders of its Common Shares, subject to applicable taxation laws, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.

(j)    If, as a result of an adjustment made pursuant to Section 3.1, the holder of any Right thereafter exercised shall become entitled to receive any securities other than Common Shares, thereafter the number of such other securities so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as may be practicable to the provisions with respect to the Common Shares contained in the foregoing subsections of this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other securities.

(k)    Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon the exercise of Rights is made pursuant to this Section 2.3, West Fraser shall promptly:

(i)    prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment;
(ii)    file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate; and
(iii)    cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.
Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4    Date on Which Exercise Is Effective
Each Person in whose name a registration in Book Entry Form for Common Shares or other securities, if applicable, is made upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such registration shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Section 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of West Fraser are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of West Fraser are open.
2.5    Execution, Authentication, Delivery and Dating of Rights Certificates
Rights will be evidenced, in the case of Rights in Book Entry Form, by a statement issued under the Rights Agent’s direct registration system, or alternatively, if West Fraser determines to issue Rights Certificates, by the following procedures:
(a)    The Rights Certificates shall be executed on behalf of West Fraser by any two directors or officers of West Fraser. The signature of any of these directors or officers on the Rights Certificates may be manual or mechanically or electronically reproduced. Rights Certificates bearing the manual or mechanically or electronically reproduced signatures of individuals who were at any time the proper officers or directors of West Fraser shall bind West Fraser, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.
(b)    Promptly after West Fraser learns of the Separation Time, West Fraser will notify the Rights Agent in writing of such Separation Time and will deliver the Rights Certificates executed by West Fraser to the Rights Agent for countersignature, as well as the disclosure statements describing the Rights, and the Rights Agent shall countersign (in a manner satisfactory to West Fraser) and send such Rights Certificates and disclosure statements to the holders of the Rights pursuant to Section 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)    Each Rights Certificate shall be dated the date of countersignature thereof.
2.6    Registration, Transfer and Exchange

(a)    West Fraser will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, West Fraser will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for West Fraser and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Section 2.6(c), West Fraser will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered. Alternatively, in the case of the exercise of Rights in Book Entry Form, the Rights Agent shall provide the holder or the designated transferee or the transferees with one or more statements issued under the Rights Agent’s direct registration system evidencing the same aggregate number of Rights as did the direct registration system’s records for the Rights transferred or exchanged.

(b)    All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of West Fraser, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.
(c)    Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to West Fraser or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, West Fraser may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.
(d)    West Fraser shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated pursuant to the provisions of this Agreement.
2.7    Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)    If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, West Fraser shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)    If there shall be delivered to West Fraser and the Rights Agent prior to the Expiration Time:

(i)    evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and
(ii)    such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless, then, in the absence of notice to West Fraser or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, West Fraser shall execute and upon West Fraser’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)    As a condition to the issuance of any new Rights Certificate under this Section 2.7, West Fraser may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.
(d)    Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of West Fraser, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.
2.8    Persons Deemed Owners of Rights
West Fraser, the Rights Agent and any agent of West Fraser or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Share).
2.9    Delivery and Cancellation of Certificates
All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. West Fraser may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which West Fraser may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to West Fraser on request.
2.10    Agreement of Rights Holders
Every holder of Rights, by accepting the same, consents and agrees with West Fraser and the Rights Agent and with every other holder of Rights:
(a)    to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)    that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;
(c)    that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;
(d)    that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate, or if no certificate evidences the Common Share registration, satisfactory evidence of the associated Common Share registration) for registration of transfer, West Fraser, the Rights Agent and any agent of West Fraser or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate, or if no certificate evidences the Common Share registration, satisfactory evidence of the associated Common Share registration) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than West Fraser or the Rights Agent) for all purposes whatsoever, and neither West Fraser nor the Rights Agent shall be affected by any notice to the contrary;
(e)    that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);
(f)    that without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to Section 5.4(a) and the last sentence of the penultimate paragraph of Section 2.3(a); and
(g)    that notwithstanding anything in this Agreement to the contrary, neither West Fraser nor the Rights Agent shall have any liability to any holder of a Right or to any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.
2.11    Rights Certificate Holder Not Deemed a Shareholder
No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of West Fraser which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of West Fraser or any right to vote at any meeting of shareholders of West Fraser whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of West Fraser at any meeting thereof, or to give or withhold consent to any action of West Fraser, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of West Fraser except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.
ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS
3.1    Flip-in Event
(a)    Subject to Section 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, then:
(i)    each Right shall constitute, effective at the close of business on the tenth Trading Day (or such longer period as may be required to satisfy the requirements of the

Securities Act and any comparable legislation of any other applicable jurisdiction) after the Stock Acquisition Date, the right to purchase from West Fraser, upon exercise of the Right in accordance with the terms of this Agreement, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred);
(ii)    in the event that there are insufficient authorized but unissued Common Shares to permit each holder of a Right (other than an Acquiring Person or a transferee of the kind described in Section 3.1(b)(ii)) to purchase from West Fraser that number of Common Shares per Right provided for in Section 3.1(a), then until such time as holders of Common Shares approve an increase in West Fraser’s authorized capital such that there are sufficient authorized but unissued Common Shares to permit each holder of a Right (other than an Acquiring Person or a transferee of the kind described in Section 3.1(b)(ii)) to purchase from West Fraser that number of Common Shares per Right provided for in Section 3.1(a), each whole Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from West Fraser, upon exercise thereof in accordance with the terms hereof, that number of Common Shares that is equal to one Common Share multiplied by the Adjustment Factor for an amount in cash equal to the Adjusted Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after the consummation or occurrence or event, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).
(b)    Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:
(i)    an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or
(ii)    a transferee or other successor in title of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), where such transferee or successor in title becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall be deemed and become null and void.

(c)    From and after the Separation Time, West Fraser shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the BCBCA, the Securities Act (British Columbia), the Securities Act (Ontario), the U.S. Securities Act, the U.S. Exchange Act and the securities laws or comparable legislation in each of the provinces of Canada and each of the States of the United States in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.
(d)    Any Rights Certificate that would represent Rights Beneficially owned by a Person described in either Section 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate that would be issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall either not be issued upon the instruction of West Fraser in writing to the Rights Agent or contain the following legend:
The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Section 3.1(b) of the Shareholder Rights Plan Agreement.
provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by West Fraser in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. The issuance of a Rights Certificate without the legend referred to in this Section 3.1(d) shall be of no effect on the provisions of Section 3.1(b).
Any Rights issued and registered in Book Entry Form (that are evidenced by an advice or other statement on which are maintained electronically the records of the transfers) after the Separation Time but prior to the Expiration Time, shall evidence one Right for each Right represented by such registration and the registration record of such Rights shall include the legend set forth in this Section 3.1(d), adapted accordingly as the Rights Agent may reasonably require.
ARTICLE 4
THE RIGHTS AGENT
4.1    General
(a)    West Fraser hereby appoints the Rights Agent to act as agent for West Fraser and the holders of the Rights in accordance with the terms and conditions of this Agreement, and the Rights Agent hereby accepts such appointment. West Fraser may from time to time appoint one or more co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the approval of the Rights Agent, acting reasonably. In the event West Fraser appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as West Fraser may determine with the approval of the Rights Agent and the Co-Rights Agents.
(b)    West Fraser agrees to pay the Rights Agent reasonable compensation for all services rendered by it hereunder or otherwise agreed to with West Fraser in writing and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties thereunder (including the reasonable fees and other disbursements of any expert retained by the Rights Agent with the approval of West Fraser, such approval not to be unreasonably withheld). West Fraser also agrees to indemnify the Rights Agent and its affiliates, and each of their officers, directors, employees and agents for, and to hold them harmless against, any loss, liability, cost, claim, action, damage or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, its affiliates, or either of its officers, directors, employees, or agents for anything done or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including legal costs and expenses of defending against any claims or liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(c)    The Rights Agent shall be protected from and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of West Fraser, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(d)    West Fraser shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current directors and officers of West Fraser; provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

4.2    Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)    Any company into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any company resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any company succeeding to the securityholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such company would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of either the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.
(b)    In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.
4.3    Duties of Rights Agent
The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which West Fraser and the holders of certificates for Common Shares and Rights Certificates, by their acceptance thereof, shall be bound.

(a)    The Rights Agent, at the expense of West Fraser, may retain and consult with legal counsel (who may be legal counsel for West Fraser and, in any event, shall be a reputable legal firm) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at West Fraser’s expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.
(b)    Whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by West Fraser prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by two Persons believed by the Rights Agent to be directors or officers of West Fraser and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.
(c)    The Rights Agent will be liable hereunder only for events which are the result of its own negligence, bad faith or wilful misconduct and that of its officers, directors and employees.
(d)    The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except as such are made or provided by the Rights Agent) or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by West Fraser only.
(e)    The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by West Fraser of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f)    Each of West Fraser and the Rights Agent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing of the provisions of this Agreement.

(g)    The Rights Agent is hereby authorized and directed to accept instructions in writing (including by e-mail) with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be any two officers or directors of West Fraser, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing (including by e-mail) and, where not in writing, such instructions shall be confirmed in writing (including by e-mail) as soon as practicable after the giving of such instructions.

(h)    The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of West Fraser or become financially interested in any transaction in which West Fraser may be interested, or contract with or lend money to West Fraser or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for West Fraser or for any other legal entity, provided such actions would not place the Rights Agent in a position of conflict of interest with respect to its duties under this Agreement.
(i)    The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to West Fraser resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.
4.4    Change of Rights Agent
The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days’ notice (or such lesser notice as is acceptable to West Fraser) in writing mailed to West Fraser and to each transfer agent of Common Shares by registered or certified mail. West Fraser may remove the Rights Agent upon 30 days’ notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, West Fraser will appoint a successor to the Rights Agent. If West Fraser fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to West Fraser the resigning or incapacitated Rights Agent (at West Fraser’s expense) or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by West Fraser), may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by West Fraser or by such a court, shall be a company constituted under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon the receipt of all outstanding fees and expenses, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, West Fraser will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. The cost of giving any notice required under this Section 4.4 shall be borne solely by West Fraser. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.
4.5    Compliance with Anti-Money Laundering Legislation
The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any sanctions legislation or regulation or applicable anti- money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non- compliance with any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ prior written notice to West Fraser, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance to the extent permitted by any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10-day period, then such resignation shall not be effective. Subject to applicable law, the Rights Agent agrees to notify the Corporation as soon as reasonably possible in the event that the Rights Agent has a reasonable belief that circumstances exist which may give rise to the Rights Agent exercising its right to resign under this paragraph, and such notice shall describe the basis of such reasonable belief.
4.6    Privacy Legislation
The parties acknowledge that Privacy Laws may apply to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. West Fraser will, prior to transferring or causing to be transferred personal information to the Rights Agent pursuant to this Agreement, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.
4.7    Liability
Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. This Section 4.7 shall survive the termination of this Agreement or the resignation or removal of the Rights Agent.
ARTICLE 5 MISCELLANEOUS
5.1    Redemption and Waiver
(a)    The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined, following a Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Section 5.1(a) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.
(b)    The Board of Directors acting in good faith may, prior to a Flip-in Event having occurred, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares (which for greater certainty shall not include the circumstances described in Section 5.1(a)), provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Section 5.1(b), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a Take-over Bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been granted under this Section 5.1(b).
(c)    In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Section 5.1(b), outstanding Voting Shares, then the Board of Directors shall, immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).
(d)    The Board of Directors may, with the prior approval of the holders of Voting Shares or Rights given in accordance with the terms of Section 5.4, at any time prior to the occurrence of a Flip-in Event elect to redeem all but not less than all of the then outstanding Rights at the Redemption Price appropriately adjusted in a manner analogous to the applicable adjustments provided for in Section 2.3, which adjustments shall only be made in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred.

(e)    The Board of Directors may, with the prior approval of the holders of Common Shares given in accordance with Section 5.4 at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 hereof has not been waived pursuant to Section 5.1(a), if such Flip-in Event would occur by reason of an acquisition of Common Shares or Convertible Securities otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Common Shares and otherwise than in the circumstances set forth in Section 5.1(a), waive the application of Section 3.1 to such Flip-in Event. In such event, the Board of Directors shall extend the Separation Time to a date at least ten (10) Business Days subsequent to the meeting of shareholders called to approve such waiver.

(f)    The Board of Directors may, prior to the close of business on the tenth Trading Day following a Stock Acquisition Date or such later Business Day as they may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event, provided that the Acquiring Person has reduced its Beneficial ownership of Voting Shares (or has entered into a contractual arrangement with West Fraser, acceptable to the Board of Directors, to do so within 10 calendar days of the date on which such contractual arrangement is entered into or such other date as the Board of Directors may have determined) such that at the time the waiver becomes effective pursuant to this Section 5.1(f) such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

(g)    Where a Take-over Bid that is not a Permitted Bid or a Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Notwithstanding the foregoing, upon the Rights being redeemed pursuant to this Section 5.1(g), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Rights shall remain attached to outstanding Common Shares subject to and in accordance with this agreement.

(h)    If the Board of Directors is deemed under Section 5.1(c) to have elected or elects under Sections 5.1(d) or (g) to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.
(i)    Within 10 calendar days after the Board of Directors is deemed under Section 5.1(c) to have elected or elects under Section 5.1(d) or (g) to redeem the Rights, West Fraser shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(j)    West Fraser shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 pursuant to this Section 5.1.
5.2    Expiration
No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1(a) of this Agreement.
5.3    Issuance of New Rights Certificates
Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, West Fraser may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.
5.4    Supplements and Amendments
(a)    West Fraser may, prior to the date of the shareholders’ meeting referred to in the first paragraph of Section 5.15 supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. West Fraser may make any amendments to this Agreement to correct any clerical or typographical error or which, subject to Section 5.4(f), are required to maintain the validity of the Agreement as a result of any change in any applicable legislation, regulations or rules thereunder. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.
(b)    Subject to Section 5.4(a), West Fraser may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a meeting of West Fraser shareholders called and held in compliance with applicable laws and regulatory requirements and the requirements in the notice of articles and the articles of West Fraser. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person), represented in person or by proxy at the shareholder meeting.

(c)    West Fraser may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or rescission shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights Holders’ Special Meeting, which Rights Holders’ Special Meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the notice of articles and the articles of West Fraser applicable to meetings of holders of Common Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Section 3.1(b)), represented in person or by proxy at the Rights Holders’ Special Meeting.

(d)    Any consent or approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are null and void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in West Fraser’s notice of articles and articles and the BCBCA with respect to the meetings of holders of Common Shares.
(e)    The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, variation or deletion to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, variation or deletion.

(f)    Any amendments, variations or deletions made by West Fraser to this Agreement pursuant to Section 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, regulation or rule thereunder shall:
(i)    if made before the Separation Time, be submitted to the holders of Voting Shares at the next meeting of shareholders and the holders of Voting Shares may, by the majority referred to in Section 5.4(b) confirm or reject such amendment;
(ii)    if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of West Fraser and the holders of Rights may, by resolution passed by the majority referred to in Section 5.4(d) confirm or reject such amendment.
Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.
5.5    Fractional Rights and Fractional Shares

(a)    West Fraser shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights and West Fraser shall not be required to pay any amount to a holder of record of Rights Certificates in lieu of such fractional Rights.

(b)    West Fraser shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, West Fraser shall be entitled to pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.
5.6    Rights of Action
Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against West Fraser to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holder of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.
5.7    Regulatory Approvals
Any obligation of West Fraser or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, necessary approvals of any stock exchange having been obtained be obtained, such as approvals relating to the issuance of Common Shares upon the exercise of Rights under Section 2.2(d).
5.8    Declaration as to Foreign Holders
If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by West Fraser with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall West Fraser or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.
5.9    Notices
(a)    Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on West Fraser shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication (including e-mail), charges prepaid and confirmed in writing, as follows:
West Fraser Timber Co. Ltd. c/o West Fraser Group
885 West Georgia Street, Suite 1500 Vancouver, BC
Canada V6C 3E8
Attention: Chris Virostek, Senior Vice-President, Finance and Chief Financial Officer
Facsimile No.: (604) 681-6061
Email: Chris.Virostek@westfraser.com With a copy to: legal@westfraser.com
(b)    Notices or demands authorized or required by this Agreement to be given or made by West Fraser or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with West Fraser), or sent by facsimile or other form of recorded electronic communication (including by e-mail to West Fraser’s Senior Vice President and Chief Financial Officer), charges prepaid, and confirmed in writing, as follows:

Computershare Investor Services Inc. 510 Burrard Street, 3rd Floor Vancouver, BC
Canada V6C 3B9

Attention: General Manager, Client services Facsimile No.: (604) 661-9401
Email: David.Cavasin@computershare.com
(c)    Notices or demands authorized or required by this Agreement to be given or made by West Fraser or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by certified mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of West Fraser for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.
(d)    Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of West Fraser and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.
5.10    Costs of Enforcement
West Fraser agrees that if it fails to fulfil any of its obligations pursuant to this Agreement, then it will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.
5.11    Successors
All the covenants and provisions of this Agreement by or for the benefit of West Fraser or the Rights Agent shall bind and enure to the benefit of their respective successors and permitted assigns hereunder.
5.12    Benefits of this Agreement
Nothing in this Agreement shall be construed to give to any Person other than West Fraser, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of West Fraser, the Rights Agent and the holders of the Rights.
5.13    Governing Law
This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.
5.14    Severability
If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.
5.15    Effective Date
This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, provided that, if this Agreement has not been confirmed by a majority of the votes cast by Independent Shareholders at the Corporation’s annual general meeting of shareholders in 2020, then this Agreement and any and all outstanding Rights shall terminate and shall be void and of no further force and effect from such time.
This Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the Expiration Time.
This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation (other than any holder who does not qualify as an Independent Shareholder, with respect to all Voting Shares Beneficially owned by such Person) at the third and sixth annual meetings following West Fraser’s annual general meeting of shareholders in 2020. If this Agreement is not so reconfirmed or is not presented for reconfirmation at such annual meetings, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of the annual meeting; provided that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a), 5.1(b), 5.1(e)) prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.15.
5.16    Determinations and Actions by the Board of Directors
All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors for the purposes of this Agreement, in good faith, shall not subject the Board of Directors or any director of West Fraser to any liability to the holders of the Rights.
5.17    Fiduciary Duties of Directors
Nothing contained in this Agreement shall be considered to affect the obligations of the members of the Board of Directors to exercise their fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Common Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to holders of Common Shares that the Board of Directors believes is necessary or appropriate in the exercise of their fiduciary duties.

5.18    Time of the Essence
Time shall be of the essence in this Agreement.
5.19    Execution in Counterparts
This Agreement may be executed in any number of counterparts and may be executed and delivered by facsimile or similar electronic copy and each of such counterparts and facsimiles or similar electronic copies shall for all purposes be deemed to be an original, and all such counterparts and facsimiles or similar electronic copies shall together constitute one and the same agreement.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.
WEST FRASER TIMBER CO. LTD.

By: "Chris Virostek"
Name: Chris Virostek
Title: Senior Vice-President, Finance and Chief Financial Officer

COMPUTERSHARE INVESTOR SERVICES INC.

By:     "Alexa Kwan"
Name: Alexa Kwan
Title: Relationship Manager

By:     "Anita Basi"
Name: Anita Basi
Title: Manager, Emerging Issuer Solutions

ATTACHMENT 1
WEST FRASER TIMBER CO. LTD. SHAREHOLDER RIGHTS PLAN AGREEMENT
[Form of Rights Certificate]
Certificate No.                       Rights
THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR SUCH PERSON’S AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH THEM OR TRANSFEREES OF ANY OF THE FOREGOING WILL BECOME VOID WITHOUT FURTHER ACTION.
Rights Certificate
This certifies that                                           , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated April 18, 2023, as the same may be amended or supplemented from time to time, (the “Shareholder Rights Plan Agreement”), between West Fraser Timber Co. Ltd., a company duly incorporated under the laws of British Columbia and Computershare Investor Services Inc., a company governed under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Plan Agreement), to purchase from West Fraser Timber Co. Ltd. at any time after the Separation Time (as such term is defined in the Shareholder Rights Plan Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Plan Agreement), one fully paid common share of West Fraser Timber Co. Ltd. (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the city of Vancouver, British Columbia or any other cities as may be designated by West Fraser Timber Co. Ltd. from time to time. The Exercise Price shall be an amount equal to five times the Market Price (as defined in the Shareholder Rights Agreement) per Common Share determined as of the Separation Time per Right (payable in cash, certified cheque or money order payable to the order of the Corporation) and shall be subject to adjustment as provided in the Shareholder Rights Plan Agreement.
This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Plan Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Plan Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the
Rights Agent, West Fraser Timber Co. Ltd. and the holders of the Rights Certificates. Copies of the Shareholder Rights Plan Agreement are on file at the registered office of West Fraser Timber Co. Ltd.
This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.
No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Plan Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of West Fraser Timber Co. Ltd. or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Plan Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Plan Agreement.
This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.
(Signature page follows)

WITNESS the signature of the proper officers of West Fraser Timber Co. Ltd. Date: ●
WEST FRASER TIMBER CO. LTD.

By:                                                                          By:

Countersigned:
COMPUTERSHARE INVESTOR SERVICES INC.

By:
Authorized Signature

FORM OF ASSIGNMENT
(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)
FOR VALUE RECEIVED                                                                                              hereby sells, assigns and    transfers    unto
(Please print name and address of transferee.)
The Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute    and    appoint
                                                                    , as attorney, to transfer the within Rights on the books of West Fraser Timber Co. Ltd., with full power of substitution.
Dated:
Signature
Signature Guaranteed:    (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)
The signature on this assignment must correspond with the name as written upon the face of the Right Certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. In the USA, signature guarantees must be done by members of a “Medallion Signature Guarantee Program” only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

CERTIFICATE
(To be completed if true.)
The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.

Signature

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE
(To be exercised by the registered holder if such holder desires to exercise the Rights Certificate.)
TO:    WEST FRASER TIMBER CO. LTD. and COMPUTERSHARE INVESTOR SERVICES INC.
The undersigned hereby irrevocably elects to exercise                                                                     whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:
(Name)
(Address)
(City and Province)
Social Insurance Number, Social Security Number, or other taxpayer identification number.
If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:
(Name)
(Address)
(City and Province)
Social Insurance Number, Social Security Number, or other taxpayer identification number.

Dated:
Signature
Signature Guaranteed:    (Signature must correspond to name as written upon the face of this Rights
Certificate in every particular, without alteration or enlargement or any change whatsoever.)
The signature on this election to exercise must correspond with the name as written upon the face of the Right Certificate(s), in every particular, without alteration or enlargement, or any change whatsoever and must be guaranteed by a major Canadian Schedule I chartered bank or a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. In the USA, signature guarantees must be done by members of a “Medallion Signature Guarantee Program” only. Signature guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of the Stamp Medallion Program.

CERTIFICATE
(To be completed if true.)
The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Plan Agreement.
Signature

(To be attached to each Rights Certificate.)

NOTICE
In the event the certification set forth above in the Forms of Assignment and Election to Exercise is not completed, West Fraser Timber Co. Ltd. will deem the Beneficial owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.